Annual Report
2022



entravision

Dear Entravision Shareholders,

Entravision achieved record performance in 2022. We reached high-water marks in both revenue and adjusted EBITDA. We demonstrated significant growth in our digital segment, and record political ad sales bolstered strong results in our television and audio segments. This success would not have been possible without our incredible team. I thank our employees for their contributions to our phenomenal financial results.

Walter Ulloa

We continue to mourn our founder and Chief Executive Officer, Walter Ulloa, who passed away suddenly on New Year's Eve. Walter was a trailblazer in the media industry and the Latino community. He built Entravision into a Spanish-language television and radio company, and then transformed that company into a global digital powerhouse. He was also a friend to all of us at Entravision. Walter's clear vision for the company will continue to guide our growth strategy. As Interim Chief Executive Officer, I am grateful to Walter for his example, and for establishing a strong, experienced leadership team that will continue to execute on his vision.

Continued Digital Expansion

A core part of Walter's growth strategy was to continue to expand our operations globally. In 2022, we strengthened our global partnerships with Meta, Twitter, TikTok and Spotify. We also opened offices led by digital marketing professionals in Honduras, El Salvador, Ghana, Iceland and Mongolia. As a result of our efforts, Entravision's operations in Latin America, APAC and Africa saw revenue growth of 12%, 190% and 505%, respectively, year-over-year. Entravision now provides a full suite of digital advertising solutions to clients in 40 countries.

Beyond our commercial digital partnerships, we also offer mobile user acquisition services worldwide. Smadex, our mobile-first programmatic advertising platform, had revenue growth of 102% in 2022. Our Smadex team has deep expertise in gaming, wellness, finance, and social marketing, leveraging machine learning algorithms to develop targeted ads on mobile devices. Smadex is the present and the future of user acquisition, targeting and brand awareness. We continue to invest in its growth and leadership.

Digital is now our largest segment, comprising 78% of total revenue and approximately 51% of adjusted EBITDA for the year. With the global digital ad industry expected to grow 10% annually through 2026, there is no better time to further grow our digital operations.

Strategic Capital Allocation & Pristine Balance Sheet

While our business has transformed to meet the demands of our customer base, the one part of our operations that has remained consistent is our strong balance sheet. With over $155 million in cash and marketable securities at year end, along with a newly financed $275 million credit facility, we are well positioned to invest in organic growth and make strategic acquisitions, all while returning value to our shareholders. In fact, at the start of 2023, we doubled our dividend payment, returning it to pre-pandemic levels. We now have minimal net leverage – 0.5 times trailing twelve months EBITDA – and strong free cash flow conversion. Going forward, we will continue to thoughtfully leverage our capital, investing in our core business, while seeking out accretive acquisitions that will further enhance our digital offerings.

Positioned for Success

With a well-capitalized balance sheet, consistent free cash flow generation, and a talented leadership team, Entravision is ready to weather any economic cycle. Although we have experienced significant change over the past few years, our passion and drive to succeed remains steadfast. Walter instilled in us the importance of a strong work ethic and the belief that what we contribute matters – to our employees, our partners, our customers, the communities we serve, and our shareholders. We will continue to follow his lead.

On behalf of the entire company and our Board of Directors, thank you for your continued support.

Best regards,



Chris Young
Interim Chief Executive Officer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 1-15997

ENTRAVISION COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**95-4783236**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (310) 447-3870

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	**EVC**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2022 was approximately $310,382,246 (based upon the closing price for shares of the registrant's Class A common stock as reported by The New York Stock Exchange for the last trading date prior to that date).

As of March 13, 2023, there were 78,356,490 shares, $0.0001 par value per share, of the registrant's Class A common stock outstanding, 0 shares, $0.0001 par value per share, of the registrant's Class B common stock outstanding and 9,352,729 shares, $0.0001 par value per share, of the registrant's Class U common stock outstanding.

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders scheduled to be held on June 1, 2023 are incorporated by a reference in Part III hereof.

ENTRAVISION COMMUNICATIONS CORPORATION

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words "may," "could," "will," "estimate," "intend," "continue," "believe," "expect", "anticipate" or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this report. Except for our ongoing obligation to disclose material information as required by the federal securities laws, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Some of the key factors impacting these risks and uncertainties include, but are not limited to:

- risks related to our substantial indebtedness or our ability to raise capital;

- provisions of our debt instruments, including the agreement dated as of November 30, 2017, as amended as of April 30, 2019 and further amended as of June 4, 2021, or the 2017 Credit Agreement, which governs our current credit facility, or the 2017 Credit Facility, the terms of which restrict certain aspects of the operation of our business;

- our continued compliance with all of our obligations under the 2017 Credit Agreement;

- rapid changes in the digital advertising industry;

- the impact of changing preferences, if any, among audiences favoring newer forms of media, including digital and other forms of such media, over traditional media, including television and radio;

- the ability to keep up with rapid technological and other changes, and compete effectively, in new forms of media, including digital media, and changes within digital media;

- the impact of existing and possible additional legislative and/or regulatory action, in various jurisdictions around the world, with respect to the digital media and digital advertising industries;

- the impact of possible legislative and/or regulatory action, in various jurisdictions around the world, with respect to artificial intelligence, or AI, and/or similar technologies, which we use in our digital operations;

- the impact of existing and possible additional legislative and/or regulatory action, as well as evolving industry standards and controls, on data privacy; the collection and use of personally identifying information; or PII; and other protections for online users of Internet-connected devices;

- the ability to integrate successfully recently acquired businesses, primarily those in our digital segment, into our operations;

- the ability of management to oversee the rapid global expansion of our digital operations;

- the ability to hire and retain qualified personnel to manage the day-to-day operations of our digital properties throughout the world, as well as local management to establish and maintain internal financial and reporting systems that are of the type required of U.S. public companies;

- cancellations or reductions of advertising due to the then current economic environment or otherwise;

- changes in advertising rates due to the then-current economic environment or otherwise;

- the impact of rigorous competition in Spanish-language media and in the advertising industry generally;

- the impact of changing preferences, if any, among U.S. Hispanic audiences for Spanish-language programming, especially among younger age groups;

- the possible impact on our business as a result of changes in the way market share is measured by third parties;

- our relationship with TelevisaUnivision, Inc., or TelevisaUnivision;

- the extent to which we continue to generate revenue under retransmission consent agreements;

- subject to restrictions contained in the 2017 Credit Agreement, the overall success of our acquisition strategy and the integration of any acquired assets or businesses with our existing operations;

- industry-wide market factors and regulatory and other developments affecting our operations;

- the ability to manage our growth effectively, including having adequate personnel and other resources for both operational and administrative functions;

- general economic uncertainty, whether as a result of the COVID-19 pandemic or otherwise;

- current and longer-term economic and other impacts of the COVID-19 pandemic on our operations, results of operations and financial condition, including without limitation our advertisers' response to the pandemic and resulting economic disruptions caused as a result of the pandemic;

- our dependence upon a single global media company for the majority of our revenue, which dependence we expect to continue;

- the effectiveness with which we handle credit risk in our digital segment insofar as we are required to pay the media companies for which we act as commercial partner for all inventory purchased regardless of whether we are able to collect on a transaction from the local advertiser or its ad agency;

- the impact of a strengthening U.S. dollar on our overseas operations, including but not limited to our exposure between the time that we invoice in local currency and deposit the related collections into U.S. dollar-denominated accounts;

- the impact of any potential future impairment of our assets;

- risks related to changes in accounting interpretations;

- consequences of, and uncertainties regarding, foreign currency exchange including fluctuations thereto from time to time;

- legal, political and other risks associated with our rapidly expanding operations located outside the United States; and

- the effect of changes in broadcast transmission standards by the Advanced Television Systems Committee's 3.0 standard ("ATSC 3.0"), as they are being adopted in the broadcast industry and as they may impact our ability to monetize our spectrum assets; and

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see "Risk Factors," beginning at page 38 below.

ITEM 1.   BUSINESS

The discussion of the business of Entravision Communications Corporation and its wholly-owned subsidiaries, or Entravision or the Company, is as of the date of filing this report, unless otherwise indicated.


Overview


Introduction

We are a leading global advertising solutions, media and technology company. Our operations encompass integrated, end-to-end advertising solutions across multiple media, comprised of digital, television and audio properties. For financial reporting purposes, we report in three segments based upon the type of advertising medium: digital, television and audio (formerly radio).

Our digital segment, whose operations are primarily located in Latin America, Europe, the United States, Asia and Africa, reaches a global market, with a focus on advertisers in emerging economies that wish to advertise on digital platforms owned and operated primarily by global media companies. Our television and audio operations reach and engage U.S. Hispanics in the United States.

We provide digital end-to-end advertising solutions that allow advertisers to reach online users worldwide. These solutions are comprised of four business units:

- our digital commercial partnerships business;
- Smadex, our programmatic ad purchasing platform;

- our mobile growth solutions business; and
- our digital audio business.

Through our digital commercial partnerships business – the largest of our digital business units – we act as an intermediary between primarily global media companies and advertising customers or their ad agencies. The global media companies we represent include Meta Platforms, or Meta (formerly known as Facebook Inc.), Twitter, Inc., or Twitter, ByteDance Ltd., or ByteDance, which owns the TikTok platform, and Spotify AB, or Spotify, as well as other media companies, in 40 countries throughout the world. Our dedicated local sales teams sell advertising space on these media companies' digital platforms to our advertising customers or their ad agencies for the placement of ads directed to online users of a wide range of Internet-connected devices. We also provide some of these customers billing, technological and other support services, including strategic marketing and training, which we refer to as managed services.

Smadex is our programmatic ad purchasing platform, on which advertisers can purchase ad inventory. This practice – the purchase and sale of advertising inventory electronically – is referred to in our industry as programmatic advertising. Smadex is also a "demand-side platform", which allows advertisers to purchase space from online marketplaces on which media companies list their advertising inventory. Most advertisements acquired through Smadex are placed on mobile devices, but they may also be placed on computers and Internet-connected televisions. We also provide managed services to some of our advertising customers in connection with their use of our Smadex platform.

We also offer a mobile growth solutions business, which provides managed services to advertisers looking to connect with consumers, primarily on mobile devices. This business allows us to manage programmatic media buys for our advertising customers or their ad agencies through multiple ad purchasing platforms in real time across multiple channels.

Our digital audio business provides digital audio advertising solutions for advertisers in the Americas. Our advertising customers and their ad agencies use these solutions to promote their brands on online audio streams, and provides them with tools to target specific users by demographic and geographic categories.

We also have a diversified media portfolio that targets Hispanic audiences. We own and/or operate 49 primary television stations located primarily in California, Colorado, Connecticut, Florida, Kansas, Massachusetts, Nevada, New Mexico, Texas and Washington, D.C. Our television operations comprise the largest affiliate group of both the top-ranked Univision television network and TelevisaUnivision's UniMás network, with television stations in 14 of the nation's top 50 U.S. Hispanic markets. According to TelevisaUnivision, which uses viewing data from Nielsen Holdings plc, or Nielsen, TelevisaUnivision's primary Univision network is among the most-watched broadcast television networks among U.S. Hispanics, and delivered multiple top rated programs during the 2022 calendar year. TelevisaUnivision is a key source of programming for our television broadcasting business and we consider it to be a valuable strategic partner of ours. For a more complete discussion of our relationship with TelevisaUnivision, please see "Television – Our Relationship with TelevisaUnivision" and "Television – Television Programming" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview"; and for a discussion of various risks related to our relationship with TelevisaUnivision, please see "Risk Factors."

Additionally, we own and operate one of the largest groups of primarily Spanish-language radio stations in the United States. We own and operate 45 radio stations in 14 U.S. markets. Our radio stations consist of 37 FM and 8 AM stations located in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. We also sell advertisements and syndicate radio programming to more than 100 markets across the United States.

Historically, through our television and audio segments, we focused primarily on the U.S. Hispanic market, and our television and audio segments continue to focus on this core consumer. Additionally, with the growth of our digital segment, we now also focus on advertisers attempting to reach online users throughout the world. We have relied historically on TelevisaUnivision as one of the key strategic partners in our business and TelevisaUnivision remains our primary strategic relationship in our television segment. As our digital segment has grown, we now also rely significantly on global and other media companies as strategic partners. We expect that our digital operations will continue to grow and become an increasingly larger focus of our attention in terms of operational and growth strategies, including our acquisition strategy; commercial and strategic partnerships, meeting customer expectations; and contribution to our revenue and results of operations.

In our digital segment, we generate revenue primarily from sales of advertising that are placed by our advertising customers or their ad agencies on the digital platforms of third-party media companies for which we act as commercial partner or placed directly with online digital marketplaces through our Smadex platform. In our television segment, we generate revenue primarily from sales of national and local advertising time on television stations, retransmission consent agreements that are entered into with multichannel video programming distributors, or MVPDs, and agreements associated with our television stations' spectrum usage rights. In our audio segment, we generate revenue primarily from sales of national and local advertising time on radio stations. Advertising rates are, in large part, based on each medium's ability to attract audiences in demographic groups targeted by advertisers.

In our digital segment, we recognize advertising revenue when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television applications, or apps, of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. In our television and audio segments, we recognize advertising revenue when commercials are broadcast. We do not obtain long-term commitments from our advertisers across any of our operations and, consequently, they may cancel, reduce or postpone orders without penalties. In our television and audio segments, we pay commissions to agencies for local and national advertising. For contracts we have entered into directly with agencies, we record net revenue from these agencies.

In our television segment, we refer to the revenue generated by agreements with MVPDs as retransmission consent revenue, which represents payments from MVPDs for access to our television station signals so that they may rebroadcast our signals and charge their subscribers for this programming. We recognize retransmission consent revenue earned as the television signal is delivered to an MVPD.

In our digital segment, net revenue generally increases in each fiscal quarter over the course of the year. Our television and audio segments experience seasonal revenue fluctuations, which are common in our industry and are due primarily to variations in advertising expenditures by both local and national advertisers. Our first fiscal quarter generally produces the lowest net revenue for the year, and our second and third fiscal quarters generally produce the highest net revenue for the year. In addition, advertising revenue is generally higher during presidential election years (2016, 2020, etc.), and, to a lesser degree, Congressional mid-term election years (2018, 2022, etc.), resulting from increased political advertising in those years compared to other years. In addition, revenue from political advertising can be affected by such factors as actual or perceived competitiveness of races in the markets we serve, which we experienced in 2022, despite its being a Congressional mid-term election, resulting in record revenue from political advertising for us. Advertising revenue in our audio segment is also generally higher during years when we broadcast the FIFA World Cup on our radio stations (2018, 2022, etc.).

Our licenses from the Federal Communications Commission, or FCC, grant us spectrum usage rights within each of the television markets in which we operate. These spectrum usage rights give us the authority to broadcast our stations' over-the-air television signals to our viewers. We regard these rights as a valuable asset. We generate revenue from agreements associated with these television stations' spectrum usage rights from a variety of sources, including but not limited to agreements with third parties to utilize spectrum for the broadcast of their multicast networks; charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with our broadcasting operations; and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. We recognize revenue generated by such agreements is recognized over the period of the agreement or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference. In addition, subject to certain restrictions contained in our 2017 Credit Agreement, we will consider strategic acquisitions of television stations to further this strategy from time to time, as well as additional monetization opportunities expected to arise as the television broadcast industry implements the standards contained in ATSC 3.0.

Our net revenue for the year ended December 31, 2022 was approximately $956.2 million. Of this amount, revenue generated by our digital segment accounted for approximately 78%, revenue generated by our television segment accounted for approximately 15%, and revenue generated by our audio segment accounted for approximately 7% of total revenue. We anticipate that revenue generated by our digital segment, both in absolute dollars and as a percentage of total revenue, will continue to grow in future periods.

In our digital segment, our primary expense is cost of revenue, which consists primarily of the costs of online media acquired from the media companies for which we act as commercial partner or purchased directly from online digital marketplaces through our Smadex platform, as well as third party server costs. Our primary expenses in our television and audio segments, and a secondary expense in our digital segment, is employee compensation, including commissions paid to our sales staff and amounts paid to our national sales representative firms, as well as expenses for general and administrative functions, promotion and selling, engineering, marketing, and local programming.

Our principal executive offices are located at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404, and our telephone number is (310) 447-3870. Our corporate website is www.entravision.com.

We were organized as a Delaware limited liability company in January 1996 to combine the operations of our predecessor entities. On August 2, 2000, we completed a reorganization from a limited liability company to a Delaware corporation. On August 2, 2000, we also completed an initial public offering of our Class A common stock, which is listed on The New York Stock Exchange under the trading symbol "EVC".

Business Strategy

Our digital strategy is to reach connected consumers, with a focus on those in emerging economies.

- *Significant and Growing Digital Advertising Industry*. The global digital advertising business continues to grow year-over-year at a rapid pace. According to eMarketer, global digital advertising spending was expected to reach an estimated $567 billion in 2022 and grow to an estimated $836 billion by 2026. Moreover, the percentage of digital advertising spending worldwide as a function of total advertising spending is expected to increase from 65 percent of total advertising spending in 2022 to 73 percent of total advertising spending in 2026.

- *Global Internet Use Growth.* Our digital segment targets advertising customers worldwide, with a focus on advertisers or their ad agencies in emerging economies throughout the world, primarily in Latin America, Asia and Africa. Our focus on emerging economies provides an opportunity to engage the growing population of Internet users in those areas. In Latin America, Asia-Pacific (not including China) and the Middle East and Africa, three regions in which we have expanded, digital ad spending is expected to increase from $94 billion in 2022 to $127 billion in 2025 – representing nearly 35% growth.

- *Commercial Partnerships with Global Digital Media Companies*. We have commercial partnership agreements, some of which are exclusive, to act as commercial partner for primarily global media companies whose platforms provide our advertising customers or their ad agencies a global reach to online users across a wide range of Internet-connected devices. Meta, the commercial partner from which we derive most of our revenue, alone reported an estimated $114 billion in advertising revenue for 2022. That amount represents 20% of the estimated $567 billion in global digital advertising spending in 2022. According to Kepios, of the six social media platforms that each claim one billion or more monthly active users, three of the six platforms are owned by Meta (Facebook, WhatsApp and Instagram) and another is owned by ByteDance, one of our other significant commercial partners (TikTok). Moreover, according to Sensor Tower, Meta and ByteDance together are two out of the top three media companies worldwide in terms of downloads.

- *Capture Mobile Expansion*. Our global digital advertising solutions also target the growing number of mobile device users worldwide. According to eMarketer, there were an estimated 3.5 billion smartphone users worldwide in 2022, which is expected to grow to an estimated 3.9 billion smartphone users by 2026. Global digital spend on mobile advertising was expected to be an estimated $424 billion in 2022 and reach an estimated $634 billion in 2026, which is 76% of all digital advertising in 2025. Additionally, according to SensorTower, global mobile app downloads are expected to increase from 148 billion in 2022 to 181 billion in 2026.

- *Embrace Advertising Technology*. Our global digital end-to-end advertising solutions include our Smadex platform, which enables advertising customers to electronically purchase advertising inventory from online marketplaces where media companies list advertising inventory and directly manage data-driven advertising campaigns. This practice – the purchase and sale of advertising inventory electronically – is referred to as programmatic advertising. Global spending on programmatic advertising spending is expected to expand by $314 billion between 2021 and 2026, according to Technavio, which is a year-over-year growth rate of nearly 16%.

For our television and audio segments, our strategy is to reach Hispanic audiences primarily in the United States and along or near the United States/Mexico border. We own and/or operate media properties in 13 of the 20 highest-density U.S. Hispanic markets. In addition, among the top 25 U.S. Hispanic markets, we own and/or operate media properties in 8 of the 15 fastest-growing markets. We believe that targeting the U.S. Hispanic market will continue to translate into revenue growth in the future, including for the following reasons:

- *U.S. Hispanic Population Growth.* Our television and audio audience consists primarily of Hispanics, one of the fastest-growing segments of the U.S. population and, by current U.S. Census Bureau estimates, now the largest minority group in the United States. More than 62 million Hispanics live in the United States, accounting for approximately 19% of the total U.S. population, according to the U.S. Census Bureau. The overall Hispanic population is growing at eight times the rate of the non-Hispanic population and is expected to grow to 70 million, or approximately 20% of the total U.S. population, by 2027. Approximately 57% of the estimated future growth in the U.S. population from 2020 to 2026 is expected to come from the Hispanic community.

- *Spanish-Language Use.* Approximately 77% of Hispanics age five and over in the United States speak some Spanish, while approximately 64% of U.S. Hispanics age five and over are bilingual and 32% are Spanish dominant, according to Geoscape, a business unit of Claritas LLC, or Geoscape.

- *Increasing U.S. Hispanic Buying Power.* The U.S. Hispanic population was projected to account for total consumer expenditures of about $1.2 trillion in 2022, according to Claritas. With an average expected household income of $84,000 in 2022, Hispanic household income is growing at a faster rate than non-Hispanic household income and is projected to reach an aggregate of $1.9 trillion in 2027.

- *Attractive Profile of U.S. Hispanic Consumers.* We believe that the demographic profile of the U.S. Hispanic audience makes it attractive to advertisers. We also believe that the larger average size and younger median age of Hispanic households (averaging 3.2 persons and 30.6 years of age as compared to the U.S. non-Hispanic averages of 2.4 persons and 43.5 years of age) lead Hispanics to spend more per household in many categories of goods and services. Although the average U.S. Hispanic household has less disposable income than the average non-Hispanic U.S. household, the average U.S. Hispanic household spends 2% more per year than the average U.S. non-Hispanic household on food at home,12% more on quick service restaurants, 30% more on children's clothing, 46% more on footwear, 22% more on soaps and detergents and 18% more on cellular phone services. We expect U.S. Hispanics to continue to account for a disproportionate share of growth in spending nationwide in many important consumer categories as the U.S. Hispanic population and its disposable income continue to grow.

- *Spanish-Language Advertising.* According to Nielsen, over $11.1 billion of total advertising expenditures in the United States were placed with Spanish-language media in 2022.

We seek to increase our revenue through the following strategies for our digital segment:

Target Strategic Acquisitions and Investments. We have grown our digital segment through the acquisition of several digital advertising companies, as well as organically, over the last several years. We believe that these acquisitions, and their integration into our operations, are key to the growth of our digital segment. We intend to continue to evaluate opportunities to acquire complementary businesses that are consistent with our overall growth strategy, continuing to focus primarily on emerging economies. We believe that our knowledge of, and experience with, the global digital advertising solutions business will enable us to identify potential acquisitions of digital assets or businesses. However, we are currently subject to certain limitations on acquisitions under the terms of the 2017 Credit Agreement. Please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" below.

Strengthen and Grow Existing and New Media Company Relationships. Over the past two years, we have built commercial partnerships with several of the world's largest media companies, and other media companies, all of which have a strong presence in emerging economies. We believe that these relationships can be enhanced by continuing to provide best-in-class local service to these media companies that wish to sell advertising space on their owned and operated digital platforms. In turn, we believe that the value-added sales services, including managed services, we provide locally, backed by a sophisticated financial and accounting operation managed from the United States, have the potential to lead to broader relationships with the global and other media companies for which we currently act as commercial partner as well as new relationships with other media companies.

Develop Best-in-Class Advertising Technology. We continue to invest in our programmatic advertising technology, primarily our Smadex programmatic ad purchasing platform. Smadex uses AI to give advertisers or their ad agencies a real-time bidding engine that allows them to manage direct purchase of advertising on digital platforms owned and operated by global and other media companies, in order to reach online users across a range of Internet-connected devices. As digital advertising continues to move more to a programmatic model, which relies heavily on technology, we intend to make appropriate investments to keep up with technological innovations and changes.

We seek to increase our revenue through the following strategies for our television and audio segments, as well as our digital segment in the United States:

Develop Unique and Compelling Content and Strong Brands While Effectively Using the Brands of Our Network Affiliates. We make investments in areas such as market research, data analysis and creative talent to license and create content for our television, audio and U.S. digital properties.

Our television operations comprise the largest affiliate group of both TelevisaUnivision's top-ranked Univision primary television network and TelevisaUnivision's UniMás network. TelevisaUnivision reports that Univision continued its strong ratings performance as the only major broadcast network to deliver ratings and audience growth for the 2021/2022 broadcast season. UniMás is among the leading Spanish-language broadcast television networks. TelevisaUnivision makes its networks' Spanish-language programming available to our television stations 24 hours a day, seven days a week, including a prime time schedule on its primary Univision network of substantially all first-run programming throughout the year. We believe that the breadth and diversity of TelevisaUnivision's programming, combined with our local news and community-oriented segments, provide us with an advantage over other Spanish-language and English-language media in reaching U.S. Hispanic viewers. We design our local content in an effort to meet the needs of our communities and brand each of our stations as the best source for relevant community information that accurately reflects local interests and needs.

We format the programming of our audio networks and radio stations in an effort to capture a substantial share of the U.S. Hispanic audience in each of our audio markets. We operate each of our three audio networks – *La Tricolor*, *La Suavecita*, and *Fuego* – using a format designed to appeal to different listener tastes. In markets where competing stations already offer programming similar to our network formats, or where we otherwise identify an available niche in the marketplace, we run alternative programming that we believe appeals to local listeners.

Develop Local Content, Programming and Community Involvement. We believe that local content and service to the community in each of our markets is an important part of building our brand identity and providing meaningful local service within those markets. By combining our local news, local content and quality network programming, we believe that we have a significant competitive advantage. We also believe that our active community involvement, including station remote broadcasting appearances at customer events and concerts and tie-ins to major events, helps to build company and station awareness and identity as well as viewer and listener loyalty. We also promote civic involvement and inform our listeners and viewers of significant developments affecting their communities.

Distribute News and Other Content Across Our Television, Radio and Digital Properties. We develop our own Emmy® award-winning news, entertainment and lifestyle content. We distribute this content across our television and radio stations and their related digital properties, including four local news websites. In addition, through the Entravision Audio Network, we syndicate, distribute and sell radio programs including *"Erazno y La Chokolata"*, *"El Show de Piolin"*, *"The Shoboy Show"* and *"El Show de Alex 'El Genio' Lucas"* across a network of more than 300 radio stations, which includes our radio stations, as well as other radio stations that we do not own or operate, in more than 100 markets throughout the United States. We also broadcast, on an exclusive basis, and syndicate, National Football League, or NFL, games, including Sunday Night Football, Monday Night Football, and the NFL playoffs, including the Super Bowl, in Spanish, on 15 radio stations. Through our partnership with Fútbol de Primera, we also broadcast on 15 radio stations a weekly soccer show, Mexican National Soccer team matches, and, in November and December 2022, the 2022 FIFA World Cup.

Extend the Reach and Accessibility of Our Brands Through Our U.S.-Based Digital Platforms. In recent years, we have also expanded the distribution of our content through our U.S.-based digital platforms, such as the content we offer on our owned-and-operated websites and our *El Boton* mobile audio app. We believe that these platforms offer opportunities to further enhance the relationships we have with our audiences by allowing them to engage and share our content in new ways, while providing us with new distribution channels for one-to-one communication with them.

Continuing to Offer Advertisers an Integrated Platform of Services. We believe that our diversified media portfolio provides us with a competitive advantage in targeting the Hispanic consumer. We offer advertisers the opportunity to reach potential customers through an integrated platform of services that includes television, radio and U.S.-based digital properties. Currently, we operate some combination of television and radio in 10 markets, which we sometimes refer to as combination markets, and, where possible, we also combine our television and radio operations, which have the effect of creating certain cost savings. In all of our markets, we believe that our digital properties complement our television and/or radio operations in an effort to create value-added advertising opportunities for our advertisers.

Monetize our Spectrum Assets. In recent years, with the proliferation of mobile devices and advances in technology that have freed up spectrum capacity, the monetization of our spectrum usage rights has become a significant source of revenue. We generate revenue from agreements associated with these television stations' spectrum usage rights from a variety of sources, including but not limited to agreements with third parties to utilize spectrum for the broadcast of their multicast networks; charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with broadcasting operations; and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. With more advances in technology, and the implementation of ATSC 3.0, we intend to continue to generate revenue from our spectrum assets.

Acquisition and Disposition Strategies

Historically, our acquisition strategy was focused on increasing our television and radio broadcasting presence in those markets in which we already competed, as well as expanding our operations into U.S. Hispanic markets where we did not own properties. We targeted fast-growing and high-density U.S. Hispanic markets. These included many markets in the southwestern United States, including Texas, California and various other markets along or near the United States/Mexico border. However, in recent years, in order to enhance our product portfolio in our digital segment, we have focused our strategy more on acquisitions of high-growth digital advertising companies in new markets for us, primarily in emerging economies, in Asia and Africa, in addition to emerging economies where we already had a presence, such as Latin America, as well as Europe.

We plan to continue to evaluate opportunities to make future acquisitions as opportunities present themselves, primarily internationally, and particularly digital advertising companies. Additionally, we would consider acquiring spectrum assets with high potential for future monetization, and additional media properties in markets that would enhance our overall offerings.

We are subject to certain limitations on acquisitions under the terms of the 2017 Credit Agreement. We cannot at this time determine the effect that these limitations may have on our acquisition strategy or our overall business. Please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

We also periodically review our portfolio of media properties and, from time to time, have divested assets where we do not see the opportunity to grow to scale or for other considerations. We are also subject to certain limitations on divestitures under the terms of the 2017 Credit Agreement. We cannot at this time determine the effect that these limitations may have on our disposition strategy or our overall business. Please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Digital

With a presence on five continents and personnel located in 40 countries, we provide integrated, end-to-end digital advertising solutions that allow advertisers to reach online users worldwide, through operations that are located in Latin America, Europe, the United States, Asia and Africa.

Our Solutions and Technology Platform

We have developed a suite of end-to-end digital advertising solutions, both organically and as a result of a series of acquisitions:

- In 2017, we acquired a series of companies headquartered in Barcelona and Buenos Aires that now comprise our mobile growth solutions business.

- In 2018, we acquired the Smadex business, which owns a programmatic ad purchasing platform.

- In 2020, we acquired 51 percent of Cisneros Interactive, a Miami-based business that has commercial partnerships with global media companies, including Meta and Spotify, in Latin America. We acquired the remaining 49 percent of Cisneros Interactive in October 2021. Cisneros Interactive also includes Audio.Ad, which is a digital audio business in Latin America.

- In July 2021, we acquired MediaDonuts, a Singapore-based business that has commercial partnerships with global media companies, including ByteDance and Twitter, in Southeast Asia.

- In November 2021, we acquired 365 Digital, a business in Cape Town that has an exclusive commercial partnership with ByteDance in South Africa.

- In August 2022, we made an investment in exchange for approximately 15 percent of the issued and outstanding shares of stock of Jack of Digital, a digital marketing services company that serves as the exclusive advertising sales partner of ByteDance in Pakistan.

We provide end-to-end digital advertising solutions that allow advertisers to reach online users worldwide. These solutions are comprised of four business units:

- our digital commercial partnerships business;
- Smadex, our programmatic ad purchasing platform;
- our mobile growth solutions business; and
- our digital audio business.

Our digital advertising solutions allow advertisers to design their advertising campaigns with the specific characteristics on which the advertising campaign is intended to focus, thereby reaching those online users that the advertiser identifies as high-quality and valuable. These solutions include "awareness", by which advertisers broadly reach users of certain specific demographics for a particular advertising campaign; "acquisition", by which advertisers directly attract new online customers in a more targeted way than awareness; and "retargeting", by which advertisers target online users who have previously shown interest in the advertiser's products or services but have not yet become a customer. This approach contrasts with advertising on traditional media, such as print, where an advertising campaign reaches every person accessing that medium, regardless of their individual characteristics or which characteristics are identified by the advertiser to be most valuable to it in the advertising campaign.

Digital Commercial Partnerships

Our largest digital business unit is our digital commercial partnerships business, in which we act as an intermediary between primarily global media companies and advertising customers or their ad agencies. Through local sales teams that are dedicated to these media companies, we have commercial partnerships in 30 countries worldwide. We have contractual relationships, some of which are exclusive, with these media companies, to sell their digital advertising inventory on the digital platforms that they own and operate in certain countries. We then sell this advertising inventory to our advertising customers or their ad agencies. We seek to identify and enter into commercial partnership agreements with media companies that own and operate platforms featuring premium digital content and having global audience reach, growth, composition and accessibility, across a wide range of Internet-connected devices, to achieve the objectives of our advertising customers or their ad agencies.

Typically, when we have a contractual relationship with a media company to act as its commercial partner, in the course of purchasing digital advertising a prospective advertiser would reach our dedicated local sales teams to purchase advertising inventory on the digital platform owned and operated by that media company. The services we offer can be either self-service, which means the customer drives the ad purchasing function using our dedicated sales team to process the purchase, or managed, which means our sales team provides greater input in the design and implantation of an advertising campaign, for a more customized experience for the advertiser.

Managed services include a range of related, additional business services, including:

- Expertise in Advertising Solutions. Our dedicated sales teams have knowledge across all products, apps and services offered by the digital platforms owned and operated by these media companies, so our advertising customers or their ad agencies can learn how to best deploy advertising campaigns and effectively reach online users who are the targets of advertising campaigns.

- Local Support and Consulting. We provide local support, local billing and credit services, and consultation on the strategic and optimization aspects of advertising campaigns.

- Local Training. We provide access to programs and training provided by the platforms owned and operated by these media companies, so our advertising customers or their ad agencies can gain advertising expertise specific to these platforms and better design and execute their advertising campaigns.

In Latin America, where we have the largest footprint of our digital commercial partnerships business, we are Meta's only authorized commercial partner, representing it in 11 countries. We also serve as Meta's only authorized commercial partner in Ghana, Iceland and Mongolia. Additionally, we serve as Spotify's exclusive commercial partner in 16 Latin American countries, as well as Thailand. For ByteDance, we serve as an exclusive commercial partner in South Africa, a non-exclusive commercial partner in six countries in Asia, and an exclusive partner in Pakistan. We also serve Twitter as an exclusive commercial partner in three countries in Southeast Asia.

Programmatic Ad Purchasing Platform

Our end-to-end digital advertising solutions include Smadex, our programmatic ad purchasing platform, which is also known in our industry as a "demand-side" platform. This kind of platform enables our advertising customers or their ad agencies to purchase advertising electronically and manage data-driven advertising campaigns via global online marketplaces where media companies aggregate their advertising inventory. This practice – the purchase and sale of advertising inventory electronically – is referred to in our industry as programmatic advertising. Programmatic advertising, in addition to being automated, is intended to enable more precise audience targeting of online users in advertising campaigns because of the aggregation, analysis and use of data about the online users who are the targets of the advertising campaigns. Most advertisements acquired through the Smadex platform are placed on mobile devices, but may also be placed on computers and Internet-connected televisions. The services we offer can be either self-service or managed services.

Smadex is headquartered in Barcelona, Spain and provides advertising solutions to customers in more than 120 countries. Our Smadex platform utilizes proprietary technology on a cloud-based infrastructure, connecting our advertising customers or their ad agencies and digital platforms owned and operated by media companies, primarily in the mobile space. The Smadex platform delivers more than 13 billion advertisements per month to more than 600 million unique users per month.

Smadex emphasizes transparency in the delivery of advertising, offering our advertising customers granular data on their purchased advertising via real-time reports accessed from the Smadex platform. For example, for every advertisement shown, Smadex reports detailed information to the advertiser confirming the execution of the advertising campaign. We believe that this level of transparency assists our customers in their advertising decision-making, as well as their confidence that the advertising campaign is being executed to their requirements. In turn, we believe that this level of transparency, by providing verifiable data to our customers, makes it less likely that fraud is taking place in the execution of an advertising campaign.

While the digital advertising business is rapidly changing and subject to a number of factors, including several that are beyond our control, we believe that our programmatic digital ad purchasing business has the potential for future growth.

Mobile Growth Solutions

Our mobile growth solutions business provides our advertising customers or their ad agencies with opportunities to reach users of mobile devices through managed services in 40 countries. Our sales teams have in-depth knowledge of the complex mobile app marketing ecosystem, and work with our customers to design and execute mobile advertising marketing plans. These marketing plans are tailored to our customers' needs, and enable our customers to reach their target audiences.

We manage programmatic media buys through multiple ad purchasing platforms in real time across multiple channels. Customers choose to reach audiences primarily through two kinds of advertising: brand advertising and performance-based advertising. Brand advertising is generally intended to establish a long-term, positive consumer attitude toward an advertiser or its products or services, and such advertisers typically measure campaign effectiveness using metrics such as reach (how many consumers within the advertiser's target audience were exposed to the advertisement) and frequency (how many times the consumer within the target audience was exposed to the advertisement). Performance-based advertising is generally intended to induce a specific action, such as clicking on an advertisement, and direct response advertisers typically measure campaign effectiveness using metrics related to consumer response to a particular advertisement. Our advertising customers can choose to pay media companies for advertisements based on different payment models including CPM, which is cost per thousand impressions; CPC, which is cost per each user click on an advertisement; or CPA, which is cost per acquisition, or each time someone acquires a product or service through engagement with an advertisement. Our sales teams are also able to provide our customers with regular reporting and the ability to further control their campaigns based on need.

Digital Audio

Our digital audio business provides our advertising customers or their ad agencies with opportunities to promote their brands on audio streams in North America and South America. This business has two components: AudioEngage and Audio.Ad. AudioEngage targets users in North America and South America, and aggregates advertising space on online streams of radio, music and audio shows in English, Spanish and Portuguese. Audio.Ad, which we acquired as part of our acquisition of Cisneros Interactive, provides digital audio advertising solutions for advertisers in Latin America, with tools allowing advertisers to target specific users by demographic and geographic categories, thereby allowing them the ability to measure, track and understand their audience's preferences.

Our Digital Customers

Our digital customers consist primarily of advertisers of all sizes or the ad agencies that represent them. For the year ended December 31, 2022, we had over 5,600 advertising customers, including top advertisers in a diverse number of industries, including healthcare, retail, e-commerce, financial technology, consumer packaged goods, gaming, delivery services, insurance, entertainment, communications, lifestyle, and travel. We do not believe that our business is substantially dependent upon any individual advertiser or industry.

In our digital commercial partnerships business, our customers include global and other media companies for which we act as commercial partner. These customers include Meta, Twitter, ByteDance and Spotify. The loss of one or more of the global media companies with which we have commercial partnership agreements may have an adverse impact on our digital business generally and results of operations. See Item 1A, "Risk Factors".

Digital Sales

In our digital commercial partnerships business, we maintain a local, dedicated sales team for each of the global media companies for which we act as commercial partner. For Smadex, our programmatic digital ad purchasing business, we maintain sales and marketing teams located in Europe, the United States, Asia and Latin America. We also have sales and marketing teams for our other digital business units.

Digital Advertising

We generate revenue in our digital segment by placing digital advertisements on the digital platforms of third-party media companies, whether the advertisement is purchased through us as commercial partner for media companies or purchased through our Smadex programmatic digital ad purchasing platform. Advertising customers or their ad agencies typically purchase advertising through us for campaigns that are sold and, in some instances, managed by our direct sales teams, which we refer to as managed campaigns. Managed campaigns provide advertisers with a higher degree of "white glove" customer service, with dedicated account teams that provide more interaction and customization in the management of advertising campaigns.

We typically contract with advertising customers or their ad agencies through insertion orders, which set forth campaign parameters such as size and duration of the campaign, type of advertising format and pricing. Our advertising customers or their ad agencies submit advertising insertion orders to us and we fulfill those orders by selling them space on the digital platforms of the media company for which we act as commercial partner, or directly through our Smadex programmatic digital ad purchasing platform.

In our digital commercial partnerships business, we are typically paid by advertisers on the basis of the number of viewer impressions shown to online users in an advertising campaign, known as a cost-per-thousand basis. In our programmatic digital ad purchasing business, we are typically paid both on a cost-per-thousand basis and a cost-per-action basis, which is measured by the number of actions, such as app installations or purchases of goods or services, taken by the online users to whom an advertisement is delivered. Typically, we collect an amount from our advertising customers or their ad agencies for the advertisement placement, retaining a pre-negotiated portion for our services and remitting the difference to the media company on whose digital platform the advertisement has been placed.

We believe that key benefits of our end-to-end digital advertising solutions include the following:

Sophisticated targeting. Our digital advertising solutions specifically identify and reach online users across a wide range of Internet-connected devices.

We believe that one of the main strengths of our digital advertising solutions, including the platforms of media companies for which we serve as commercial partner, is that these solutions can access and analyze large amounts of data in order to provide a multidimensional view of individual consumer profiles on an anonymous basis. This process, referred to as "data analytics", helps advertisers understand the effectiveness of their advertising campaigns in reaching and engaging online users.

We believe that advertisers choose platforms because of the data analytics provided to them. In our programmatic digital ad purchasing business, we directly aggregate and leverage data from the digital platforms of media companies on which ads are placed. We have also developed a number of online user categories to which advertisers can target their advertisements. Online user categories can be based on a variety of attributes, some of which include location, demographics, affluence, intent, gender and personal interests. We identify these attributes based upon information we have gathered about users' online activity on an anonymous basis, a process known as interest-based or online behavioral advertising. Driven by AI, we analyze these data to build sophisticated user profiles and audience groups that, in combination with our data analytics and real-time decision-making, optimization and targeting capabilities, enable us to deliver highly targeted advertising campaigns for our advertising customers or their ad agencies, as well as the data analytics to help them better understand the online users who advertisers have targeted in their advertising campaigns. As we deliver more advertisements, we are able to collect additional information about these users and the effectiveness of particular advertising campaigns, which in turn further enhances our targeting capabilities. We believe that this allows us to deliver better direct and indirect results for our advertising customers or their ad agencies, including their assessment the overall effectiveness of their advertising campaigns.

Choice of Inventory. We provide our advertising customers or their ad agencies with a wide variety of inventory where they can place their ads. Through our digital commercial partnerships business, we offer access to platforms with a global reach, such as Meta, Spotify, ByteDance and Twitter. We believe that these are premium platforms, desirable to advertisers because of their global reach, number of users and quality interactive experience. For advertising customers or their ad agencies who prefer to target users across a wide variety of media platforms of all sizes, our Smadex programmatic digital ad purchasing platform allows advertisers to access online digital marketplaces where they can place their ads in a targeted manner. Our mobile growth solutions unit also provides our advertising customers with opportunities to reach online users by placing their advertisements on a wide range of digital advertising inventory.

Brand safety. We believe that our advertising customers or their ad agencies value placing advertisements on digital platforms that are appropriate or desirable, and that their advertisements are also not being delivered with unrelated content that might be considered objectionable to the advertiser, such as content that contains distasteful or obscene language, violence, gambling, adult content or criminal activity. This is referred to in our industry as "brand safety". In our digital commercial partnerships business, we do not attempt to define objectionable material, or interact with media companies in any manner regarding issues of perceived appropriateness, and, in fact we rely on the policies of these media companies and the technology of their digital platforms to address such issues. Nonetheless, we believe that we work with media companies that have brand safety policies and practices of their own. Moreover, our Smadex programmatic digital ad purchasing platform does have a process for promoting brand safety, having received certifications from multiple industry trade bodies, including the Interactive Advertising Bureau, and integrating third-party brand safety solutions into its technology.

Our Technology

We utilize technology in our business, primarily in connection with our Smadex programmatic digital ad purchasing platform. Smadex's technology includes a proprietary real-time bidding system, or RTB, which is a means by which advertising is bought and sold programmatically. Successful programmatic advertising campaigns require technology that enables swift, precise and cost-efficient decision-making by applying digital algorithms to large stores of data. Smadex employs software engineers who design hundreds of algorithms for the Smadex RTB that rapidly process millions of data points from previous ad campaigns, together with the ad campaign details that our advertising customers or their ad agencies enter into the Smadex user interface, to programmatically acquire advertising inventory from online marketplaces where media companies list advertising inventory. The resulting analytics allow our advertising customers or their ad agencies to bid on and acquire the advertising inventory that they value the most, pay less for advertising inventory they value less and refrain from bidding on advertising inventory that does not fit their ad campaign parameters.

Additionally, Smadex's technology processes this programmatic buying almost instantaneously. When Smadex's RTB receives a bid request from an online advertising marketplace, it typically takes up to 100 milliseconds for the Smadex infrastructure to decide on which advertisements to bid, how much to bid for those advertisements in order to optimize cost for the advertiser, and send the advertisement for display on the online user's device.

Smadex's technology also provides our advertising customers or their ad agencies granular data via real-time reports accessed from the Smadex platform, allowing them to anticipate future online user behavior based on current data and identify changes and improvements in the advertiser's digital advertising strategy. This campaign data is also fed back into the Smadex platform, and the platform's machine-learning capabilities use this newly inputted data to further improve the efficiency and accuracy of future advertising campaigns.

Data Use

Our ability to optimize analysis of advertising campaigns and help our advertising customers or their ad agencies determine the effectiveness of those advertising campaigns depends on our ability to successfully aggregate and leverage data, including data that we collect from advertisers, platforms, technology companies and third parties, as well as data we access from our own operating history. Using cookies and non-cookie-based software, we collect information about the interactions of online users with advertisers and digital platforms owned and operated by media companies, including, for example, information about the placement of advertisements and online users' interactions with advertisers' own websites or advertisements.

Our use of data, combined with our significant audience reach, access to a large volume of digital advertising inventory and broad array of advertising formats, allows us to deliver solutions that we believe can help grow our advertising customers' businesses. Through data analytics, we also enable advertisers to gain insights into the performance of their advertising campaigns and manage those campaigns with a view toward maximizing return on their advertising investment.

Key to our ability to aggregate such data is certain tracking software. Programmatic advertising companies use unique identifiers, such as Identification for Advertisers, or IDFA, on iOS devices, Google Advertising Identification (GAID), on Android devices, and cookies on web browsers, to track online user activity across the Internet and apps. It is this tracking ability that allows advertisers to both send an online user who meets the parameters of an advertising campaign targeted advertisements and determine how successful their advertising campaigns are.

This tracking ability could be restricted by a number of factors, including new developments in, or new interpretations of, laws, regulations and industry standards, consumer choice, changes in technology, including changes in web browser technology, increased visibility of consent or "do not track" software, "ad-blocking" software, and restrictions imposed by large technology companies and platform providers, web browser developers or other software developers. Certain media companies have been promoting increased user privacy as part of their product offerings and have created software that adversely impacts the availability of unique identifiers. For example, Apple previously moved to limit the ability of companies to track certain user activities via its Safari browser. In early 2021, Apple first made available App Tracking Transparency as part of its iOS 14.5, which provides online users with a pop-up window when they open an app that asks if the user wants the app to track their data. If a user chooses not to be tracked, which early evidence suggests has been the typical user response, the IDFA identifier is not available and advertisers cannot use IDFA to track users as they visit apps. This, in turn, can inhibit the ability of an advertiser to more effectively target online users for an advertising campaign and/or determine the effectiveness of that advertising campaign.

While Apple has introduced a replacement for the technology that companies use to measure the performance of advertising campaigns that Apple claims is more privacy friendly but still allows some advertiser tracking capability, some have said that this replacement technology is less efficient than the prior technology. This is a dynamic and rapidly evolving area
.

Other mobile operating systems and browser providers have also announced, and in many cases have already introduced, product changes to limit the ability of app developers to collect and use data to target and measure advertising. In addition to Apple's Safari, Mozilla's Firefox and Microsoft's Edge also block third-party cookies by default. Google has introduced new controls over third-party cookies in its Chrome web browser and has announced plans to phase out support for third-party cookies in Chrome by 2024.

Some media companies, including Meta, have publicly stated that Apple's changes have had an adverse impact on their businesses. While our digital commercial partnerships business is currently mostly concentrated in South America, where iOS only accounted for approximately 12% of the mobile operating systems used in South America as of December 2021, according to StatCounter, the impact on our digital operations of Apple's actions and its replacement for IDFA, as well as actions that other media companies have taken and may take, is unknown at this time but has the potential to be significant. See "Risk Factors".

The handling and protection of PII, is regulated in many jurisdictions where we operate, including but not limited to California, Virginia, Colorado, Utah, Connecticut, Brazil and the European Union, or the E.U. We believe that we comply with US state laws, Brazil's General Data Protection Law, or LGPD, and the E.U.'s General Data Protection Regulation, or GDPR. See "Regulation of Digital Media".

Digital Competition

We believe that the principal competitive factors in the digital advertising business include effective targeting of online users, multi-device advertising campaign delivery capability, proven and scalable technologies, online user reach, strong relationships with advertisers, brand awareness and reputation, the ability to ensure brand safety and prevent fraud, the ability to aggregate and leverage data to deliver more relevant information about advertising campaigns, use of data analytics to effectively measure performance and the ability to adapt to rapidly changing technologies that both respond to, and influence, the expectations of our customers, whether advertisers or global media companies. We believe that we compete favorably with respect to all of these factors and that we are well-positioned to be a leading provider of end-to-end digital advertising solutions for our customers.

The digital advertising business is dynamic, rapidly changing and highly competitive, influenced by frequent technological advances, trends in both the overall advertising and digital advertising markets, changing customer perceptions and expectations, and governmental or regulatory oversight and action. Our digital commercial partnerships business competes with companies such as Aleph Group, Inc., which also serves as a commercial partner to media companies worldwide, particularly in emerging economies in Central Europe, Latin America, Asia and Africa, as well as the United States. Our digital commercial partnerships business also competes with global media companies themselves, which sell advertising directly to advertisers, in addition to selling advertising through representatives such as us. Moreover, as many advertisers seek automation and enhanced targeting of increasingly fragmented audiences, they are moving a greater percentage of their advertising budgets to programmatic solutions. As a result, our digital commercial partnerships business faces more competition from a variety of companies that have allocated resources to the automated buying and selling of advertising inventory through traditional channels, like desktop computers, and new and developing channels, including mobile.

Smadex competes with other demand-side platforms such as The Trade Desk, Inc., Criteo Corp., Liftoff, Inc. and Moloco, Inc., which also have a global presence selling advertisements through their ad purchasing platforms. We also compete at the product and engineering level with global media companies themselves, including Meta and Google, as well as other media companies which sell digital advertising inventory directly through their own ad purchasing platforms to advertisers. Our digital operations also compete for advertising commitments with television broadcasters, cable television networks, radio broadcasters, print media and media platforms.

Many of our competitors in the digital advertising business have significantly larger financial resources and/or longer operating histories than we have in this space.


Television


Overview

We own and/or operate TelevisaUnivision-affiliated television stations in 21 markets, including 14 of the top 50 Hispanic markets in the United States. Our television operations comprise the largest affiliate group of both the top-ranked Univision primary television network and TelevisaUnivision's UniMás network. TelevisaUnivision's primary Univision network is available in approximately 64% of U.S. Hispanic television households. According to TelevisaUnivision, Univision continued its stellar ratings performance as the only major broadcast network to deliver ratings and audience growth for the 2021/2022 broadcast season. UniMás is among the leading Spanish-language broadcast television networks. We operate both Univision and UniMás affiliates in 17 of our 21 television markets. TelevisaUnivision's networks make their Spanish-language programming available to our TelevisaUnivision-affiliated stations 24 hours a day, seven days a week. TelevisaUnivision's prime time schedule on its primary Univision network consists of substantially all first-run programming throughout the year.

Our Relationship with TelevisaUnivision

Substantially all of our television stations are Univision- or UniMás-affiliated television stations. Our network affiliation agreement with TelevisaUnivision provides certain of our owned stations the exclusive right to broadcast TelevisaUnivision's primary

Univision network and UniMás network programming in their respective markets. Under the network affiliation agreement, we retain the right to sell no less than four minutes per hour of the available advertising time on stations that broadcast Univision network programming, and the right to sell approximately four and a half minutes per hour of the available advertising time on stations that broadcast UniMás network programming, subject to adjustment from time to time by TelevisaUnivision.

Under the network affiliation agreement, TelevisaUnivision acts as our exclusive third-party sales representative for the sale of certain national advertising on our Univision- and UniMás-affiliate television stations, and we pay certain sales representation fees to TelevisaUnivision relating to sales of all advertising for broadcast on our Univision- and UniMás-affiliate television stations. During the years ended December 31, 2022 and 2021, the amount we paid TelevisaUnivision in this capacity was $8.1 million and $8.4 million, respectively.

We also generate revenue under two marketing and sales agreements with TelevisaUnivision, which give us the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in three markets – Albuquerque, Boston and Denver.

Under the current proxy agreement we have entered into with TelevisaUnivision, we grant TelevisaUnivision the right to negotiate the terms of retransmission consent agreements for our Univision- and UniMás-affiliated television station signals. Among other things, the proxy agreement provides terms relating to compensation to be paid to us by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs. During the years ended December 31, 2022, 2021 and 2020, retransmission consent revenue accounted for approximately $36.0 million, $37.0 million and 36.8 million, respectively, of which $24.9 million, $25.9 million and 26.8 million, respectively, relate to the TelevisaUnivision proxy agreement. The term of the proxy agreement extends with respect to any MVPD for the length of the term of any retransmission consent agreement in effect before the expiration of the proxy agreement.

On October 2, 2017, we entered into the current network affiliation agreement with TelevisaUnivision, which superseded and replaced our prior network affiliation agreements with TelevisaUnivision. Additionally, on the same date, we entered into the current proxy agreement and current marketing and sales agreements with TelevisaUnivision, each of which superseded and replaced the prior comparable agreements with TelevisaUnivision. The term of each of these current agreements expires on December 31, 2026 for all of our Univision and UniMás network affiliate stations, except that each current agreement expired on December 31, 2021 with respect to our Univision and UniMás network affiliate stations in Orlando, Tampa and Washington, D.C.

TelevisaUnivision currently owns approximately 11% of our common stock on a fully-converted basis. Our Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of our issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, we may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate our company or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things.

Television Programming

TelevisaUnivision Primary Network Programming. TelevisaUnivision has publicly stated that it directs Univision's programming primarily toward a young, family-oriented audience. It begins daily with *Despierta America,* a variety morning program, Sunday through Friday. In the late afternoon and early evening, Univision offers an entertainment magazine, a news magazine and national news, in addition to local news produced by our television stations. During prime time, Univision airs novelas, music specials and award shows. Prime time is followed by late news. Overnight programming consists primarily of repeats of programming aired previously on the network. Weekend daytime programming begins with children's programming, and is generally followed by sports, reality, comedy shows and movies.

Approximately eight to ten hours of programming per weekday, including a substantial portion of weekday prime time, are currently programmed with novelas supplied primarily by TelevisaUnivision. Although novelas have been compared to daytime soap operas on the English-language television networks, the differences are significant. Novelas, originally developed as serialized books, have a beginning, middle and end, generally run five days per week and conclude three to five months after they begin. We believe that novelas also have a much broader audience appeal than soap operas, delivering audiences that contain large numbers of women, men and teenagers, unlike soap operas, whose audiences tend to be primarily women.

UniMás Network Programming. TelevisaUnivision has publicly stated that its other 24-hour general-interest Spanish-language broadcast network, UniMás, is programmed to meet the diverse preferences of the multi-faceted U.S. Hispanic community. UniMás's programming includes sports (including boxing, soccer and a morning wrap-up at 6 a.m. similar to ESPN's programming), movies (including a mix of English-language movies translated into Spanish) and novelas not run on TelevisaUnivision's primary Univision network, as well as reruns of popular novelas broadcast on TelevisaUnivision's primary Univision network.

Our Local Programming. We believe that our local news brands our stations in our television markets. We report our local news to relate to, and inform, our audiences. According to Nielsen, our early local news is ranked first or second among competing local newscasts regardless of language in its designated time slot in 11 of our television markets among adults 25-54 years of age, including ties, and in nine markets among adults 18-49 and adults 18-34 years of age, including ties. We have made substantial investments in people and equipment in order to provide our local communities with what we believe are quality newscasts. Our local newscasts have won numerous awards, and we strive to support the community in each of our local markets. For example, in 2022, we partnered with Children's Miracle Network® Hospitals in a radio event to raise money for local children's hospitals. Moreover, in several of our markets, we believe that our local news is the only significant source of Spanish-language daily news for the Hispanic community.

Network Affiliation Agreements. Substantially all of our television stations are Univision- or UniMás-affiliated television stations. Our TelevisaUnivision network affiliation agreement provides certain of our owned stations the exclusive right to broadcast TelevisaUnivision's primary Univision network and UniMás network programming in their respective markets. The TelevisaUnivision network affiliation agreement expires in 2026, except that it expired on December 31, 2021 with respect to our Univision and UniMás network affiliate stations in Orlando, Tampa and Washington, D.C. Under the TelevisaUnivision network affiliation agreement, we retain the right to sell no less than four minutes per hour of the available advertising time on stations that broadcast Univision network programming, and the right to sell approximately four and a half minutes per hour of the available advertising time on stations that broadcast UniMás network programming, subject to adjustment from time to time by TelevisaUnivision.

Our network affiliation agreements with Fox Broadcasting Company, or Fox, give us the right to broadcast Fox network programming on KFXV-TV with simulcasts on KXFX-CD and KMBH-LD, each serving the Matamoros/Harlingen-Weslaco-Brownsville-McAllen market, and KXOF-CD, serving the Laredo market. These agreements expire on December 31, 2025.

We also have agreements with Master Distribution Service, Inc., an affiliate of Fox, which give us the right to provide ten hours per week of MyNetworkTV network programming on KXOF-CD and KPSE-LD. These agreements expire in September 2023 and may be extended for successive one-year periods by mutual consent of the parties.

Our network affiliation agreement with The CW Network, LLC, or CW, gives us the right to broadcast CW network programming through August 2026 on KCWT-CD and on the secondary program stream of KMBH-LD.

Our network affiliation agreement with NBCUniversal Media, LLC, or NBC, gives us the right to broadcast NBC network programming on KMIR-TV, serving the Palm Springs market, through December 31, 2024.

Our network affiliation agreement with Grit Media, LLC, or Grit, gives us the right to broadcast Grit network programming on WOTF-TV, serving the Orlando market, through December 31, 2024, and on the secondary program streams of KDCU-TV, serving the Wichita market, KINT-TV, serving the El Paso market, KPSE-LD, serving the Palm Springs market, KETF-CD, serving the Laredo market, and KREN-TV, serving the Reno market, through December 31, 2025.

Our network affiliation agreement with Multi Tele Ventas, S.A. de C.V., gives us the right to broadcast Milenio Televisión network programming on XDTV-TV, serving the Tijuana/San Diego market, through December 31, 2023.

Our affiliation agreement with Universal Communications Network, Inc. dba New Tang Dynasty Television gives us the right to broadcast New Tang Dynasty Television network programming on WJAL-TV, serving the Washington, D.C. market, through September 30, 2026.

Our affiliation agreement with the Church of Scientology International gives us the right to broadcast Scientology Network programming on WFTT-TV, serving the Tampa-St. Petersburg market, through December 31, 2024.

Our network affiliation agreement with Estrella Media, Inc. gives us the right to broadcast EstrellaTV network programming on

XHAS-TV, serving the Tijuana/San Diego market, through February 28, 2026.

Our network affiliation agreement with LATV Networks, LLC, or LATV, gives us the right to broadcast LATV network programming on WMDO-CD, serving the Washington, D.C. market, and on the secondary program streams of many of our television stations. Either party may terminate the affiliation with respect to a given station 30 months after the launch of such station. Under the

LATV network affiliation agreement, there are no fees paid for the carriage of programming, and we generally retain the right to sell approximately five minutes per hour of available advertising time. Since July 2022, we own 15% of the stock of LATV. We believe that LATV is majority owned and controlled by the family of Walter F. Ulloa, our late Chief Executive Officer, who died on December 31, 2022.

We cannot guarantee that any of our current network affiliation agreements will be renewed beyond their respective expiration dates under their current terms, under terms satisfactory to us, or at all. We do not believe that the termination of any of our network affiliation agreements, other than the one with TelevisaUnivision, would have a material adverse effect on our business and results of operations.

Marketing Agreements. Our marketing and sales agreements with TelevisaUnivision give us the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates through 2026 in Albuquerque, Boston and Denver. Our marketing and sales agreements with TelevisaUnivision that gave us the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in Orlando, Tampa and Washington, D.C. expired on December 31, 2021. We have also entered into marketing and sales agreements with other parties in two of our other markets.

Long-Term Time Brokerage Agreements. We program each of XDTV-TV, serving the Tecate/San Diego market; XHAS-TV, serving the Tijuana/San Diego market; and XHRIO-TV, serving the Matamoros/Harlingen-Weslaco-Brownsville-McAllen market, under long-term time brokerage agreements. Under those agreements, in combination with certain of our Mexican affiliates and subsidiaries, we provide the programming and related services available on these stations, but the station owners retain absolute control of the content and other broadcast issues. These long-term time brokerage agreements expire in 2038, 2040 and 2045, respectively, and each provides for automatic, perpetual 30-year renewals unless both parties consent to termination. Each of these agreements provides for substantial financial penalties should the other party attempt to terminate prior to their respective expiration dates without our consent, and they do not limit the availability of specific performance as a remedy for any such attempted early termination. As a result of changes in regulations in Mexico, we were required to prepay the license fees for our Mexico broadcast licenses for a period of 20 years. We elected not to make the required prepayment for station XHRIO-TV before the deadline to make such prepayment. As a result, we stopped broadcasting on this station in January 2022.

Our Television Station Portfolio

The following table lists information concerning each of our owned and/or operated television stations in order of market rank and its respective market:

Market	Market Rank (by Hispanic Households)	Total Households	Hispanic Households	% Hispanic Households	Call Letters	Principal Programming Stream
Orlando-Daytona Beach-Melbourne, Florida	10	1,775,140	385,130	21.7%	WOTF-TV	Grit
Harlingen-Weslaco-Brownsville-McAllen, Texas	11	403,470	378,650	93.8%	KNVO-TV	Univision
					KTFV-CD (1)	UniMás
					KMBH-LD (1)	Fox
					KXFX-CD (1)	Fox
					KFXV-TV	Fox
					KCWT-CD (1)	CW
Tampa-St. Petersburg (Sarasota), Florida	13	2,068,720	345,910	16.7%	WFTT-TV	Scientology Network
Washington, D.C.	16	2,617,350	319,350	12.2%	WMDO-CD (1)(4)	LATV
					WJAL-TV (4)	New Tang Dynasty
Denver-Boulder, Colorado	17	1,792,540	295,320	16.5%	KCEC-TV (2)	Univision
					KTFD-TV	UniMás
San Diego, California	18	1,107,010	292,240	26.4%	KBNT-CD (1)	Univision
					KHAX-LD (1)	Univision
					KDTF-LD (1)	UniMás
El Paso, Texas	19	371,730	290,230	78.1%	KINT-TV	Univision
					KTFN-TV	UniMás
Albuquerque-Santa Fe, New Mexico	20	720,750	282,810	39.2%	KLUZ-TV (2)	Univision
					KTFQ-TV	UniMás
Boston, Massachusetts	21	2,596,190	251,070	9.7%	WUNI-TV (2)	Univision

					WUTF-TV	UniMás
Las Vegas, Nevada	24	870,240	205,640	23.6%	KINC-TV KNTL-LD (1) KELV-LD (1)	Univision Univision UniMás
Hartford-New Haven, Connecticut	29	1,014,160	139,970	13.8%	WUVN-TV (4) WUTH-CD (1)(4)	Univision UniMás
Corpus Christi, Texas	32	208,490	119,640	57.4%	KORO-TV KCRP-CD (1)	Univision UniMás
Monterey-Salinas-Santa Cruz, California	36	232,880	94,010	40.4%	KSMS-TV (4) KDJT-CD (1)(4)	Univision UniMás
Yuma, Arizona-El Centro, California	39	126,610	82,250	65.0%	KVYE-TV KAJB-TV (2)	Univision UniMás
Laredo, Texas	41	82,170	80,880	98.4%	KLDO-TV KETF-CD (1) KXOF-CD (1)	Univision UniMás Fox
Odessa-Midland, Texas	44	160,200	79,700	49.8%	KUPB-TV	Univision

Market	Market Rank (by Hispanic Households)	Total Households	Hispanic Households	% Hispanic Households	Call Letters	Principal Programming Stream
Colorado Springs-Pueblo, Colorado	50	385,730	70,690	18.3%	KVSN-TV KGHB-CD (1)	Univision UniMás
Santa Barbara-Santa Maria-San Luis Obispo, California	51	241,200	69,850	29.0%	KPMR-TV K17GD-D (1) K32LT-D (1) KTSB-CD (1) K10OG-D (1)	Univision Univision Univision UniMás UniMás
Palm Springs, California	54	168,210	66,470	39.5%	KVER-CD (1) KVES-LD (1) KEVC-CD (1) KMIR-TV KPSE-LD (1)	Univision Univision UniMás NBC MyNetworkTV
Lubbock, Texas	56	171,450	63,020	36.8%	KBZO-LD (1)	Univision
Wichita-Hutchinson, Kansas	62	457,620	55,530	12.1%	KDCU-TV	Univision
Reno, Nevada	63	306,940	52,640	17.1%	KREN-TV KRNS-CD (1)	Univision UniMás
Springfield-Holyoke, Massachusetts	66	264,420	46,960	17.8%	WHTX-LD (1)	Univision
San Angelo, Texas	108	57,690	19,680	34.1%	KEUS-LD (1) KANG-LD (1)	Univision UniMás
Tecate, Baja California, Mexico (San Diego)	—	—	—	—	XHDTV-TV (3)	Milenio
Tijuana, Baja California, Mexico (San Diego)	—	—	—	—	XHAS-TV (3)	EstrellaTV
Matamoros, Tamaulipas, Mexico (Harlingen- Weslaco-Brownsville-McAllen)	—	—	—	—	XHRIO-TV (3)(5)	Silent

Source: Nielsen Media Research 2023 universe estimates.

(1) “CD” in call signs indicates that a station is operated as a Class A digital television service. Certain stations without this “CD” designation are also Class A stations. “LD” in call signs indicates that a station is operated as a low-power digital television service.
(2) We provide the sales and marketing function of this station under a marketing and sales arrangement.

(3)   We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. Through that entity, we provide the programming and related services available on this station under a time brokerage arrangement. The station retains control of the contents and other broadcast issues.
(4)   In a "channel sharing" arrangement, two broadcast television stations, each holding its own broadcast authorization, agree to share the bandwidth of a single broadcast channel, with the two stations transmitting separate program streams on the same channel, of various amounts of bandwidth, that they each originate.
(5)   These stations are currently not broadcasting any programming.

Digital Television Technology. As we continue to enhance digital television transmission technology for our television stations, we are operating in an environment where we can decide the resolution and number of broadcast streams we provide in our over-the-air transmissions. Depending upon how high a resolution level at which we elect to transmit our programming, we have the potential to transmit over-the-air broadcast streams containing multiple program streams using the bandwidth authorized to each digital station. The transmission of such multiple programming streams is often referred to as multicasting. We currently are multicasting network programming streams, including LATV and other network programming streams, at most of our television stations, along with our primary network program streams. We periodically evaluate these multicasting operations as well as the amount of bandwidth we must allocate to our primary program streams and may consider either expanding or limiting our multicasting operations, or keeping these multicasting operations substantially as at present, in the future.

We also continue to monitor developments in digital television technology. The ATSC sets the industry standards for the technical operation of digital broadcast television stations. ATSC 3.0 is a major revision of the ATSC standards and comprises around 20 standards covering different aspects of the system. The industry standards are designed to offer support for newer technologies that will allow enhanced video quality, datacasting capabilities, individualized advertising messages, and more robust mobile television support. Television industry observers believe that the combination of these functionalities will enable television broadcasters to engage successfully in new commercial endeavors, not previously available on broadcast television, such as targeted commercial advertising. The FCC has set regulations allowing broadcast stations to offer, on a voluntary basis, ATSC 3.0 services (which the FCC has called Next Gen TV). In doing so, full power broadcast television stations must offer ATSC 3.0 services alongside a standard ATSC 1.0 digital signal and there will not be a mandatory transition period. We are considering how we will participate in the adoption of ATSC 3.0 technology and we are monitoring how ATSC 3.0 is being adopted and accepted by viewers and advertisers.

Television Revenue

Approximately 71% of the revenue generated from our television operations in 2022 was derived from local and national advertising revenue, approximately 25% from retransmission consent revenue, and approximately 4% from spectrum usage rights.

National Advertising. National advertising revenue generally represents revenue from advertising time sold to an advertiser or its agency that is placed from outside a station's market. We typically engage national sales representative firms to work with our station sales managers and solicit national advertising sales, and we pay certain sales representation fees to these firms relating to national advertising sales. Under our network affiliation agreement with TelevisaUnivision, TelevisaUnivision acts as our sales representative for the sale of national advertising on our Univision and UniMás affiliate television stations, and advertisers which have purchased during 2022 national advertising on these affiliate stations include Senate Majority PAC, Nissan Motor Co., Ltd., Charter Communications, Inc., Toyota Motor Corporation, Citizens for Sanity, House Majority PAC, Cox Communications, Inc., Club for Growth Action, Cano Health, Inc. and Majority Forward. Katz Communications, Inc., or Katz, acts as our national sales representative for the sale of national advertising on KMIR-TV and KPSE-LD in the Palm Springs, California market and on our stations that broadcast Fox and CW programming. In 2022, national advertising accounted for approximately 40% of our total television revenue.

Local Advertising. Local advertising revenue is generated predominantly from advertising time sold to an advertiser or its agency that is placed from within a station's market. Local advertising sales include sales to advertisers that are local businesses or advertising agencies, and regional and national businesses or advertising agencies, which place orders from within a station's market or directly with a station's local sales staff. We employ our own local sales force that is responsible for soliciting local advertising sales directly from advertisers or their ad agencies. In 2022, local advertising accounted for approximately 31% of our total television revenue.

Retransmission Consent Revenue. We generate retransmission consent revenue from retransmission consent agreements that are entered into with MVPDs. This revenue represents payments from these entities for access to our television station signals so that they may rebroadcast our signals on their services and charge their subscribers for this programming. In addition, we generally pay either a per subscriber fee to or share certain of the retransmission consent revenue received from MVPDs with the network providing the programming, which is known in the television industry as reverse network compensation.

Under our proxy agreement with TelevisaUnivision, we grant TelevisaUnivision the right to negotiate the terms of retransmission consent agreements for our Univision- and UniMás-affiliated television station signals, which covers substantially all of our retransmission consent revenue. Among other things, the proxy agreement provides terms relating to compensation to be paid to us by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs. The term of the proxy agreement extends with respect to any MVPD for the length of the term of any retransmission consent agreement in effect before the expiration of the proxy agreement. On October 2, 2017, we entered into the current proxy agreement with TelevisaUnivision, which superseded and replaced the prior comparable agreement with TelevisaUnivision. The term of the current proxy agreement expired on December 31, 2021 for our Univision and UniMás network affiliate stations in Orlando, Tampa and Washington, D.C, and will expire on December 31, 2026 with respect to our Univision and UniMás network affiliate stations in Albuquerque, Boston and Denver. We replaced the Univision and UniMás programming in the markets where the agreement has expired.

As a result of provisions in the Communications Act of 1934, as amended, or the Communications Act, we are not able to negotiate retransmission consent agreements with other television stations located in the same television market. This provision prevents us from negotiating with TelevisaUnivision in the television markets where we and TelevisaUnivision both own television stations. We handle our negotiations directly with MVPDs in those markets where TelevisaUnivision and we are both station owners.

In 2022, retransmission consent revenue accounted for approximately 25% of our total television revenue.

Revenue from Spectrum Usage Rights. We generate revenue from agreements associated with our television stations' spectrum usage rights from a variety of sources, including but not limited to entering into agreements with third parties to utilize spectrum for the broadcast of their multicast networks, charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference from our broadcasting operations and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. Revenue from such agreements is recognized over the period of the programming agreements or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference. In 2022, revenue from spectrum usage rights accounted for approximately 4% of our total television revenue.

Television Marketing/Audience Research

The relative advertising rates charged by competing stations within a market depend primarily on the following factors, among others:

- the station's ratings (households or people viewing its programs as a percentage of total television households or people in the viewing area);

- audience share (households or people viewing its programs as a percentage of households or people actually watching television at a specific time);

- the demographic and other qualities of a program's viewers (primarily age and gender);

- the demand for available air time;

- the time of day the advertising will run;

- competitive conditions in the station's market, including the availability of other advertising media;

- changes in advertising choices and placements in different media, such as new media, compared to traditional media such as television and radio; and

- general economic conditions, including advertisers' budgetary considerations.

Nielsen ratings provide advertisers with an industry-accepted measure of television viewing. Nielsen offers a ratings service measuring all television audience viewing. In recent years, Nielsen has modified the methodology of its ratings service in an effort to more accurately measure U.S. Hispanic viewing by using language spoken in the home as a control characteristic of its metered market sample. Nielsen has also added weighting by language as part of its local metered market methodology in many of our metered markets. Nielsen also continues to improve the methods by which it electronically measures television viewing, including using return path data, which is information acquired from MVPDs, and has expanded its Local People Meter service to several of our markets. We believe that these improvements will continue to result in more accurate ratings, allowing our advertisers to more precisely target our viewers. We have made significant investments in experienced sales managers and account executives and have provided our sales professionals with research tools to continue to attract major advertisers. There are other services that also measure television viewing and we regularly consider whether to make use of them.

Television Competition

We face intense competition in the television broadcasting business. In each local television market, we compete for viewers and revenue with other local television stations, which are typically the local affiliates of the five principal English-language television networks, NBC, ABC, CBS, Fox and the CW Network. In certain markets, we also compete for Spanish-language viewers with the local affiliates or owned and operated stations of Telemundo, the Spanish-language television network owned by Comcast Corporation, as well as other Spanish-language networks. Telemundo is an industry leader in the production and distribution of high-quality Spanish-Language content to U.S. Hispanics and audiences around the world. Telemundo's multiple platforms include the Telemundo Network, a Spanish-language television network featuring original productions, theatrical motion pictures, news and sporting events. Several of the companies with which we compete have significantly greater resources and longer operating histories than we do.

We also directly or indirectly compete for viewers and revenue with both English- and Spanish-language independent television stations, other video media (including streaming, mobile and on demand), suppliers of cable television network programs, direct broadcast satellite systems, newspapers, magazines, radio, apps for mobile media devices, and other forms of entertainment and advertising. In certain markets we operate radio stations that indirectly compete for local and national advertising revenue with our television stations. Additionally, advertisers allocate finite advertising budgets across different media. We believe that the advent of new technologies and services, including digital advertising on digital platforms owned and operated by media companies, may result in continued emphasis by certain advertisers on these new technologies and services as compared to legacy media, such as television and radio.

We believe that our primary competitive advantages are the quality of the programming we receive through our affiliation with TelevisaUnivision and the quality of our local news programming. According to Nielsen, TelevisaUnivision's primary Univision network is the most-watched Spanish-language network in the United States during prime time among U.S. Hispanics. Similarly, our local news achieves strong audience ratings. Also, according to Nielsen, our early local news is ranked first or second among competing local newscasts regardless of language in its designated time slot in 11 of our television markets among adults 25-54 years of age, including ties, and in 9 markets among adults 18-49 and adults 18-34 years of age, including ties.


Audio


Overview

We own and operate 45 radio stations (37 FM and 8 AM), 40 of which are located in the top 50 Hispanic markets in the United States, and we operate the Entravision Radio Network, through which we sell advertisements and provide syndicated radio programming to more than 100 markets across the United States. According to Nielsen, our radio stations broadcast into markets with a total population of approximately 19 million U.S. Hispanics, which is approximately 31% of the Hispanic population in the United States. Our radio operations combine network and local programming with local time slots available for advertising, news, traffic, weather, promotions and community events. This strategy allows us to provide quality programming with significantly lower costs of operations than we could otherwise deliver solely with all locally produced programming.

Radio Programming

Radio Networks. Our networks allow advertisers with national product distribution to deliver a uniform advertising message to the growing Hispanic market around the country in an efficient manner.

Although our networks have a broad geographic reach, technology allows our stations to offer the necessary local feel and to be responsive to local customers and community needs. Designated time slots are used for local advertising, news, traffic, weather, promotions and community events. The audience gets the benefit of a national radio sound along with local content. We have established a new promotional unit to connect advertisers with consumers on social media platforms.

Radio Formats. Each of our three radio networks produce a music format that is simultaneously distributed via multiprotocol label switching with a high definition quality sound to our stations. Each of these formats appeals to different listener preferences:

- *"La Suavecita"* is a Mexican regional music format that targets primarily Hispanic women and adults 25-54 years of age, which airs on 14 of our stations. The format features Spanish contemporary music and includes *"El Genio"* Alex Lucas in the mornings; *"El Show de Piolin"*, a program hosted by Eddie "Piolín" Sotelo, with whom we have an affiliation agreement, during midday hours; and *"Jimena Aguilar"* in afternoon drive.

- *"La Tricolor"* airs on 11 of our stations and targets primarily Hispanic males 18-49 years of age. The format features Mexican regional music and includes "*La Bronca Manana*" in the mornings, "*Carla La Plebe*" during midday hours and *"Erazno y La Chokolata"*, a parody-based comedy program hosted by Oswaldo Diaz, with whom we have an affiliation agreement, in the afternoon drive.

- *"Fuego"* is a Latin urban hit station that targets primarily bilingual and bicultural Hispanic adults 18-34 years of age, which airs on five of our stations and is syndicated in five other radio markets. The format features a music fusion from today's top trending global music movement, Latin Urban, and includes *"The Shoboy Show"* in the mornings.

We broadcast, on an exclusive basis, NFL games in Spanish, including Sunday Night Football, Monday Night Football, and the NFL playoffs, including the Super Bowl, on 15 radio stations. Through our partnership with Fútbol de Primera, we also broadcast on 15 radio stations a weekly soccer show, Mexican National Soccer team matches, and, in November and December 2022, the 2022 FIFA World Cup.

Our radio networks are broadcast in 13 of the 14 radio markets that we serve. In addition, in markets where competing stations already offer programming similar to our network formats, or where we otherwise identify an available niche in the marketplace, we run alternative programming that we believe appeals to local listeners, including the following:

- *"José"*, which airs in the Los Angeles market, targets primarily Hispanic adults 25-54 years of age, This personality-driven format features a mix of Spanish-language adult contemporary and Mexican regional hits from the 1970s through the present, and features *"El Genio"* Alex Lucas in the mornings; *"El Show de Piolin"* in daytime; and *"Erazno y La Chokolata"* in the afternoon drive.

- *"Viva Cumbia y Mas"*, which airs in the Los Angeles market, targets primarily Hispanic adults 25-49 years of age and features top Cumbia and Grupero artists.

- In the El Paso market, we program *"The Fox"*, an English-language format that features classic rock and pop hits from the 1960s through the 1980s and targets primarily adults 25-54 years of age;

- In the McAllen market, we program two English-language formats, *"Q94.5 All Rock"*, a classic rock-oriented format that targets primarily males 25-54 and 35-54 years of age, and *"RGV 107.9"*, a hit-based adult contemporary format that targets primarily women 25-54 years of age;

- In the Sacramento market, we program *"Real Country"*, an English-language format featuring country music from the 1980s through today and that targets primarily adults 25-54 years of age; and

- In the Phoenix, El Paso, Lubbock, Denver and Albuquerque markets, we program *"TUDN"*, a Spanish-language sports talk format that targets primarily Hispanic adults 18-54 years of age, that is provided to us by Univision Radio Inc., an affiliate of TelevisaUnivision, pursuant to a network affiliation agreement.

Additionally, in November 2020, we launched *"El Botón"*, a website and app that allows consumers to stream our radio shows, stations and podcasts directly on their mobile phones or other devices.

Our Radio Station Portfolio

The following table lists information concerning each of our owned and operated radio stations in order of market rank and its respective market:

Market	Market Rank (by Hispanic Households)	Station	Frequency		Format
Los Angeles-San Diego-Ventura, California	1	KLYY-FM	97.5	MHz	José (1)
		KDLD-FM	103.1	MHz	Viva Cumbia y Mas (1)
		KDLE-FM	103.1	MHz	Viva Cumbia y Mas (1)
		KSSC-FM	107.1	MHz	La Suavecita
		KSSD-FM	107.1	MHz	José (1)
		KSSE-FM	107.1	MHz	José (1)
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM	1320	kHz	Time Brokered (2)
Phoenix, Arizona	9	KLNZ-FM	103.5	MHz	La Tricolor
		KDVA-FM	106.9	MHz	La Suavecita (1)
		KVVA-FM	107.1	MHz	La Suavecita (1)
		KBMB-AM	710	kHz	TUDN
Harlingen-Weslaco-Brownsville-McAllen, Texas	11	KFRQ-FM	94.5	MHz	Q94.5 All Rock
		KKPS-FM	99.5	MHz	Fuego
		KNVO-FM	101.1	MHz	La Suavecita
		KVLY-FM	107.9	MHz	RGV 107.9
Sacramento-Stockton-Modesto, California	12	KRCX-FM	99.9	MHz	La Tricolor
		KHHM-FM	101.9	MHz	Fuego
		KNTY-FM	103.5	MHz	Real Country
		KXSE-FM	104.3	MHz	La Suavecita
		KMIX-FM	100.9	MHz	La Tricolor
		KTSE-FM	97.1	MHz	La Suavecita

		KCVR-FM	98.9	MHz	Fuego
Denver-Boulder, Colorado	17	KJMN-FM	92.1	MHz	La Suavecita
		KXPK-FM	96.5	MHz	La Tricolor
		KMXA-AM	1090	kHz	TUDN
Aspen, Colorado		KPVW-FM	107.1	MHz	La Tricolor (1)
El Paso, Texas	19	KOFX-FM	92.3	MHz	The Fox
		KINT-FM	93.9	MHz	La Suavecita (1)
		KYSE-FM	94.7	MHz	La Tricolor
		KSVE-AM	1650	kHz	TUDN
		KHRO-AM	1150	kHz	La Suavecita (1)
Albuquerque-Santa Fe, New Mexico	20	KRZY-FM	105.9	MHz	La Suavecita
		KRZY-AM	1450	kHz	TUDN
Las Vegas, Nevada	24	KRRN-FM	92.7	MHz	Fuego
		KQRT-FM	105.1	MHz	La Tricolor
Monterey-Salinas-Santa Cruz, California	36	KLOK-FM	99.5	MHz	La Tricolor
		KSES-FM	107.1	MHz	La Suavecita (1)
		KMBX-AM	700	kHz	La Suavecita (1)
Yuma, Arizona-El Centro, California	39	KSEH-FM	94.5	MHz	La Suavecita
		KMXX-FM	99.3	MHz	La Tricolor
Palm Springs, California	54	KLOB-FM	94.7	MHz	La Suavecita
		KPST-FM	103.5	MHz	Fuego
Lubbock, Texas	56	KAIQ-FM	95.5	MHz	La Tricolor
		KBZO-AM	1460	kHz	TUDN
Reno, Nevada	63	KRNV-FM	102.1	MHz	La Tricolor

Market rank source: Nielsen Media Research 2023 universe estimates.

(1)   Simulcast station.
(2)   Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

Radio Advertising

Substantially all the revenue generated from our radio operations is derived from local and national advertising.

Local. Local advertising revenue is generated predominantly from advertising time sold to an advertiser or its ad agency that is placed from within a station's market. Local advertising sales include sales to advertisers that are local businesses or advertising agencies, and regional and national businesses or advertising agencies, which place orders from within a station's market or directly with a station's sales staff. We employ our own local sales force, in each of our markets, that is responsible for soliciting local advertising sales directly from advertisers and their agencies. In 2022, local advertising revenue accounted for approximately 56% of our total radio revenue.

National. National advertising revenue generally represents spot and network revenue from advertising time sold to an advertiser or its agency that is placed from outside a station's market. Since January 2020, Katz has acted as our national sales representative to solicit national spot advertising sales on all of our radio stations, and we act as our own network sales representative. In 2022, national advertising revenue accounted for approximately 44% of our total radio revenue.

Radio Marketing/Audience Research

We believe that radio is an efficient means for advertisers to reach targeted demographic groups. Advertising rates charged by our radio stations are based primarily on the following factors, among others:

- the particular station's ratings (people listening to its programs as a percentage of total people in the listening area);

- audience share (people listening to its programs as a percentage of people actually listening to radio at a specific time);

- the demographic qualities of a program's listeners (primarily age and gender);

- the demand for available airtime;

- the time of day that the advertising runs;

- competitive conditions in the station's market;

- changes in advertising choices and placements in different media, such as new media, including digital media, compared to traditional media, such as television and radio; and

- general economic conditions, including advertisers' budgetary considerations.

Nielsen Audio provides advertisers with the industry-accepted measure of listening audience classified by demographic segment and time of day that the listeners spend on particular radio stations. Radio advertising rates generally are highest during the hours of 6:00 A.M. and 7:00 P.M. These hours are considered the peak times for radio audience listening.

Historically, advertising rates for Spanish-language radio stations have been lower than those for English-language stations with similar audience levels. We believe that, over time, possibilities exist to narrow the disparities that have historically existed between Spanish-language and English-language advertising rates as new and existing advertisers recognize the growing desirability of the U.S. Hispanic population as an advertising target. For example, U.S. Hispanics spend more on food at home than the national average. We also believe that having multiple stations in a market enables us to provide listeners with alternatives, to secure a higher overall percentage of a market's available advertising dollars, and to obtain greater percentages of individual customers' advertising budgets.

Each station broadcasts an optimal number of advertisements each hour, depending upon its format, in order to maximize the station's revenue without jeopardizing its audience listenership. Our non-network stations have up to 14 minutes per hour for commercial inventory and local content. Our network stations have up to one additional minute of commercial inventory per hour. The pricing is based on a rate card and negotiations subject to the supply and demand for the inventory in each particular market and the network.

Radio Competition

We face intense competition in the radio broadcasting business. The financial success of each of our radio stations and markets depends in large part on our audience ratings, our ability to maintain and increase our market share of overall radio advertising revenue and economic conditions of the local market and the United States as a whole. In addition, our advertising revenue depends upon the desire of advertisers to reach our audience demographic. Each of our radio stations competes for audience share and advertising revenue directly with both Spanish-language and English-language radio stations in its market, and with other media, such as newspapers, broadcast, cable, satellite and streaming television, magazines, outdoor advertising, satellite-delivered radio services, apps, podcasts and other forms of digital audio delivery, and direct mail advertising. In addition, in certain markets we operate television stations that indirectly compete for local and national advertising revenue with our radio business. Our primary competitors in our markets in Spanish-language radio are TelevisaUnivision, iHeartMedia Inc. (formerly Clear Channel Communications Inc.), Audacy (formerly Entercom, Inc.) and Spanish Broadcasting System, Inc. These and many of the other companies with which we compete are companies that have significantly greater resources and longer operating histories than we do.

Factors that are material to our competitive position include management experience, a station's audience rank in its market, signal strength and coverage, and audience demographics. If a competing station within a market converts to a format similar to that of one of our stations, or if one of our competitors upgrades its stations, we could suffer a reduction in ratings and advertising revenue in that market. The audience ratings and advertising revenue of our individual stations are subject to fluctuation and any adverse change in certain of our key radio markets could have a material adverse effect on our operations.

The radio industry is subject to competition from new media technologies that are being developed or introduced, such as:

- audio programming available on cable television systems, broadcast satellite-delivered audio services, over-the-top, or OTT, services on Internet-connected televisions, Internet content providers, streaming audio available over mobile devices via multiple platforms, including easy-to-use mobile apps, podcasts, smart speakers and other digital audio broadcast formats and playback mechanisms;

- satellite- and internet protocol network-delivered digital audio services—with both commercial-free and lower commercial load channels—which have expanded their subscriber base and have introduced dedicated Spanish-language channels and linear streams of over-the-air radio stations; and

- In-Band On-Channel™ digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional high-definition FM radio services.

Advertisers allocate finite advertising budgets across different media. We believe that the advent of new technologies and services may result in continued emphasis by certain advertisers on these new technologies and services as compared to legacy media, such as radio. Accordingly, while we also believe that none of these new technologies and services can completely replace local broadcast radio stations due to the element of localism that broadcast radio offers, the challenges we face in our radio operations from new technologies and services will continue to require attention from management. Among other things, we intend to leverage potential opportunities to adopt new technologies in our radio operations where appropriate, including digital streaming and podcasting, such as *"El Botón"*. We cannot guarantee that such adoption of new technologies, if any, will adequately address the challenges we face in our radio operations.

Seasonality

Our digital operations are not significantly subject to seasonality, although net revenue in our digital segment generally increases in each fiscal quarter over the course of the year. Seasonal net revenue fluctuations are common in television and radio broadcasting, and are due primarily to fluctuations in advertising expenditures by local and national advertisers. In our television and audio segments, our first fiscal quarter generally produces the lowest net revenue for the year, and our second and third fiscal quarters generally produce the highest net revenue for the year. In addition, advertising revenue across our segments is generally higher during presidential election years (2016, 2020, etc.) and, to a lesser degree, Congressional mid-term election years (2022, 2026, etc.), resulting from increased political advertising in those years compared to other years. In addition, revenue from political advertising can be affected by such factors as actual or perceived competitiveness of races in the markets we serve, which we experienced in 2022, despite its being a Congressional mid-term election, resulting in record revenue from political advertising for us. Advertising revenue in our audio segment is also generally higher during years when we broadcast the FIFA World Cup on our radio stations (2018, 2022, etc.).

Intellectual Property

We believe that our ability to protect our intellectual property is an important factor in the success and continued growth of our business. We protect our intellectual property through a combination of trade secrets law, copyrights, trademarks and contracts. We have established business procedures designed to maintain the confidentiality and security of our proprietary information, including the use of confidentiality agreements and assignment of inventions agreements with employees, independent contractors, consultants and companies with which we conduct business. While we believe that such measures are generally effective, we cannot guarantee that such measures will adequately protect our intellectual property from use, misuse or infringement by others.

In the course of our business, we use various trademarks, trade names and service marks, including our logos and FCC call letters, in our advertising and promotions, as well as proprietary technology platforms and other technology. Some of our technology relies upon third party licensed intellectual property. We do not hold or depend upon any material patent, government license, franchise or concession, except for our broadcast licenses granted by the FCC.

We are continuing to evaluate the extent to which our proprietary intellectual property used in our digital operations may be protectable beyond the measures discussed above. However, we cannot provide any assurance that any of such intellectual property is protectable beyond the measures discussed above.

Regulation of Digital Advertising

Overview. We are subject to many U.S. federal and state laws and regulations, as well as laws and regulations of other jurisdictions, applicable to businesses engaged in providing digital advertising services. The United States and certain foreign governments have enacted, considered or are currently considering legislation or regulations that relate to digital advertising activities and the use of consumer data in digital advertising, including, for example, the online collection and use of anonymous user data and unique device identifiers, such as IP address or unique mobile device identifiers, geo-location data and other privacy and data protection regulation. Some authorities have applied competition rules to regulate digital advertising practices which may result in structural changes to advertising practices. Congress in the United States and legislatures in certain other countries have implemented and are considering legislation that would structurally regulate digital advertising and the platforms that support such advertising, potentially disrupting the current markets for digital advertising services.

In general, these laws limit the use to which we can use PII gathered in the course of providing these services, impose substantial information security obligations, limit our ability to transfer data across national boundaries, provide consumers with the right to know and access data relating to them and their households and limit the retention and use of that information. These laws and regulations can affect our business to the extent that they restrict our business practices, increase our cost of compliance, impose obligations to respond to and comply with requests to limit the processing and retention of consumers' PII, or impose a greater risk of liability for prohibited processing of PII and for data security incidents. These laws and regulations continue to evolve rapidly and may substantially impact our ability to generate revenue from digital and other advertising and marketing services, and are likely to impose additional compliance costs on our digital operations in addition to the compliance costs we currently incur.

Compliance with privacy, data protection and data security laws and regulations plays a significant role in our business. In the United States, both federal and state laws regulate activities inherent to digital advertising, including the collection, use, sharing and distribution of consumer data by us and by companies with which we do business in the course of providing digital advertising solutions services. We also rely on the services of third parties in gathering, using and storing consumer data, and these parties' compliance with applicable laws affects our own compliance status.

Because we interact with consumers outside the United States and provide services to advertisers who themselves interact with those consumers, the laws of other jurisdictions may also apply to the types of services we provide and to the gathering, use, and sharing of the PII of digital media users. In addition, because we and our affiliated entities provide digital advertising solutions services to advertisers or their ad agencies, and other purchasers of advertising, in regions including Latin America, Europe, Africa and Asia, our business is subject to the laws and regulations imposed by certain countries in those regions.

Privacy and data protection regulations have gained substantial publicity and attention in light of growing consumer expectations both for enhanced services as well as privacy, especially in light of publicized data breach incidents and allegations of undisclosed and uncontested use of consumers' PII, and increasingly are the subject of regulatory attention and enforcement as well as private litigation often taking the form of consumer class actions.

Regulation in the United States. Regulatory standards continue to evolve in ways that impose additional compliance costs and risks on businesses, like ours, that possess, process and share consumer data. For example, several states have enacted laws which affect the collection, use, retention, protection, disclosure, transfer and other processing of personal data, particularly in relation to digital advertising services. These laws include the California Privacy Rights Act, or CPRA, which expands on the California Consumer Privacy Act, or CCPA; the Colorado Privacy Act, or CPA; the Virginia Consumer Data Protection Act, or VCDPA; the Connecticut Data Privacy Act, or CDPA; and the Utah Consumer Privacy Act, or UCPA. New laws like the foregoing provide consumers with additional data privacy rights, including the right to opt out of the sharing of personal data for retargeting and certain customized advertising purposes, which can limit the data available for use in Smadex or the global media companies who are our commercial partners and to optimize our customers' advertising impressions. New laws and regulations can further increase our current cost of compliance, limit our ability to collect and process personal data, expose us to regulatory investigations and civil actions, and cause us to change our business practices. Because these are new laws in the United States, they are also subject to interpretation and evolving regulation, it is possible that these laws and related regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws and regulations to which we are subject or our business practices. These laws and regulations may also impose obligations that are inconsistent with or interfere with our ability to comply with other legal obligations.

Of particular importance is the enactment of the CCPA, which became effective on January 1, 2020. The CCPA imposes restrictions on the use, sharing and security of PII and substantially expands the definition of covered PII to include geolocation information and device location data, among other categories of information. The CCPA also provides rights and remedies to individual consumers, including the right to object to certain marketing uses of their information and, in certain circumstances, the right to require deletion of their PII and to opt out of the sale of their PII. California voters in November 2020 approved the CPRA, which became effective on January 1, 2023 and substantially amends the CCPA and broadens the rights provided to consumers covered by the CCPA. In particular, the CPRA added a "Do Not Share My Personal Information" right that empowers consumers to require that covered businesses cease "sharing" the consumer's PII for cross-context and cross-platform behavioral advertising. This provision may directly impact our digital advertising revenue and impose substantial additional compliance costs on us.

The CPRA also grants consumers the right to limit the use, processing and retention of certain sensitive PII. Violations of the statute may result in enforcement action by the State of California, including the imposition of substantial fines. The statute also grants a private right of action to consumers. Final regulations are pending and could add additional compliance requirements to the statutory scheme. It is likely that advertisers, advertising service providers and data providers will modify their practices in light of the CCPA and CPRA in ways that may inhibit direct-to-consumer marketing and advertising with attendant revenue impacts. In addition, because of our targeted digital advertising strategies, we will be required to implement procedures to implement and recognize these rights and restrictions, imposing both operational costs and potential loss of revenues.

The CPA and VCDPA are both effective in 2023, while the CDPA and UCPA will both become effective in January 2024. While substantially similar in scope to California's CCPA/CPRA requirements, these other state laws provide consumers with specific rights with regard to their PII and impose additional compliance obligations on businesses covered by these laws. Final regulations are pending in these additional states and could add additional compliance requirements to these statutory schemes.

Other states are contemplating similar legislative and regulatory initiatives, some of which may impose additional or even inconsistent regulatory obligations. There are comprehensive privacy laws proposed in approximately 12 additional states. In 2023 and beyond, it is anticipated that these and possibly other states will continue to propose and adopt new data privacy laws similarly regulating the use of PII for retargeting or cross-contextual advertising. The impact of these statutes likely will extend beyond the specific markets as it may become increasingly impractical to maintain parallel compliance processes across our markets.

Additionally, state consumer protection laws and the enforcement of those laws by state attorneys general also impose substantial compliance risks on our business. By way of further example, California's Age-Appropriate Design Code Act, or AADCA, also has been passed and will go into effect in 2024. The AADCA reaches consumers not covered by the Children's Online

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Privacy Protection Act, or COPPA. The AADCA will impose additional obligations on online platforms which may affect the advertising inventory and data available to us, impacting our business operations.

We are not presently able to determine the impact that any of these laws and regulations, within the United States or in other countries where we operate, will have on our operations and results of operations.

Because there is no United States federal privacy legislation broadly applicable across business sectors, broadcast and online advertising activities in the United States primarily have been subject to regulation and enforcement by the Federal Trade Commission, or FTC, which principally relies on its enforcement authority under Section 5 of the Federal Trade Commission Act of 1914, as amended, or the FTC Act, to investigate and respond to allegedly unfair or deceptive acts and practices. Section 5 has been the primary regulatory tool at the federal level used to respond to claims of deceptive or inadequate advertising as well as privacy policies, inadequate data security practices, and the misuse of consumer data.

The FTC's enforcement focus has included close attention to the mobile advertising industry. For example, in December 2012, the FTC adopted amendments to rules under COPPA, which went into effect in July 2013. These amendments broaden the potential applicability of COPPA compliance obligations to our activities and those of our customers when interacting with children. In addition, the FTC's testimonial and endorsement guidelines were updated in late 2009 and provide additional and expanded guidance for advertising practices using endorsements, testimonials, and similar content. In addition to formal rules and guidelines, the FTC's active enforcement in the digital media industry creates evolving precedent for challenging digital advertising practices as deceptive or unfair. With the appointment of new leadership at the FTC, including a new Chair, the FTC has announced its intention to more aggressively enforce federal privacy laws, including Section 5, and has initiated proceedings designed to explore the possibility of additional administrative rulemaking that could impose additional substantive privacy compliance obligations on covered businesses. Unlike enforcement actions under Section 5, violations of such rules would result in administrative fines and other monetary liability.

The FTC has devoted particular attention to businesses within the digital media channel where the FTC has determined that potentially abusive practices have occurred or are likely to occur. The FTC focuses its enforcement resources on the accuracy of consumer disclosures, data security, data practices transparency, consumer tracking, and data aggregation. More recently, the FTC has communicated its intention to focus on the use of data to disadvantage vulnerable or minority communities, and particular attention has been paid to data brokers, processors, and aggregators of the type that may assist us in creating consumer profiles and in serving advertisements, with particular inquiry into issues of bias attendant to machine learning and algorithmically based practices. In some circumstances, the FTC has taken the position that advertisers may be liable for the acts of channel partners and has successfully brought enforcement actions against parties based on the activities of their channel partners. This creates the possibility of enforcement risk for acts other than our own.

The FTC also has employed its Section 5 authority to take action against digital advertising businesses with regard to their data security practices and policies, even apart from its traditional enforcement of privacy regulations and standards. State attorneys general also enforce consumer protection laws, some modeled after the FTC Act, in ways that affect the digital advertising industry. In addition, many states mandate specific data security measures, and all U.S. states and the District of Columbia, as well as some municipalities, enforce data breach notification laws that require notification to consumers and, in some instances, law enforcement, in the event of a covered data security incident. There are private rights of action under some of these state laws, increasing the financial risk attendant to data incidents.

Because we rely upon third parties to assist us in operating and managing digital advertising and marketing strategies, our compliance obligations (and attendant risks) include the acts and omissions of those third parties. Federal enforcement and state legislation is also increasingly applied to biometric, geolocation technologies and to sensitive PII that is used in behavioral advertising and these developments may further impair data-driven digital advertising.

Regulation in Other Countries. In other global markets we serve, the regulation of consumer practices in digital advertising is evolving. In Mexico, for example, the regulation of digital advertising largely relies on applying regulatory constraints on traditional print advertising (such as prohibitions on pornographic or politically inflammatory speech) to digital advertising. Brazil has enacted and enforces a privacy law of general application, the LGPD, substantially based on the GDPR of the E.U., that may restrict the use of consumer data in connection with targeted and behavioral advertising. Certain jurisdictions in Asia, including India, are implementing stringent consumer privacy laws similar to, but distinct from, existing international regulatory regimes like the GDPR.

The issue of privacy in the digital media industry continues to evolve. U.S. and foreign governments have enacted, have considered, or are considering, legislation or regulations that could significantly restrict industry participants' ability to collect, retain, augment, analyze, use and share consumer data, such as by regulating the use of multi-source consumer profiling, machine learning, personalized advertising delivery and, more generally, the level of consumer notice and consent required before a company can employ "cookies" or other electronic tools to track online activities and by providing consumers with greater control over how their information is used, maintained, sold and shared. Enforcement bodies are developing rules and enforcement standards applicable to the collection, storage and use of geolocation data, biometric data, transparency of consumer data profile creation and management, and consumer access to and control over their individual online profiles and the collection of consumer data through "Internet of Things" technology. These evolving privacy and data security laws, particularly those of the United States, the E.U., Mexico and

Brazil, present a particular compliance obligation given our operations in those jurisdictions.

The E.U. and its member states traditionally regulated digital advertising practices pursuant to Directive 95/46/EC (commonly known as the "Data Protection Directive") and implementing national legislation. Effective as of May 1, 2018, the GDPR replaced the Data Protection Directive. The GDPR reaches a greater range of data processing practices that occur outside the E.U. than was the case under the Data Protection Directive, imposes substantially greater penalties for its violation, and imposes greater notice, consent and data processing obligations than did the Data Protection Directive. Current and developing E.U. law, among other things, requires advertisers to obtain specific types of explicit notice to and consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements, increases monetary penalties for non-compliance, extends the extraterritorial reach of E.U. data protection laws, and grants consumers the rights in some circumstances to require that their data no longer be stored or processed. It remains a possibility that additional legislation may be passed or regulations may be enacted in the future. The GDPR increases monetary penalties for its breach that can equal 4% of an enterprise's gross global turnover.

The United Kingdom, or the U.K., has enacted children's privacy legislation that will impose new and complex obligations on businesses whose advertising and data collection practices reach minors under the age of 18. The law's requirements are substantially more extensive than under the United States' COPPA framework. In addition, the withdrawal by the U.K. from the E.U., and the current lack of a finalized permanent framework for data transfers between the E.U. and the U.K. following the withdrawal, including the absence of a means of maintaining long-term free flows of information between the E.U. and the U.K., have created new uncertainty as to the scope and content of U.K. privacy laws.

The regulation of cross-border data transfers is in a state of heightened uncertainty, with the E.U. judiciary having invalidated the Privacy Shield regime, which was developed by the E.U. and the United States to allow the transfer of the personal data of European nationals to the United States. While the E.U. and the United States have entered into negotiations aimed at creating a replacement for the Privacy Shield, and a replacement has been proposed pending finalization of the European Commission's adequacy decision, and any such replacement process may also be challenged on the same grounds as was the Privacy Shield. The invalidation of a principal means for legitimizing the transfer of the PII of E.U. nationals limits the ability to coordinate cross-border digital advertising operations.

A new E.U.-U.S. Data Privacy Framework ("E.U.-U.S. DPF") has been proposed to allow cross-border data transfers, but this is pending finalization of the European Commission's draft adequacy decision on E.U.-U.S. transfers of personal data, which may not happen until later in 2023. If and when adopted, the E.U.-U.S. DPF will require additional compliance measures, which can incur addition costs and expose us to increased regulatory scrutiny, which may increase the cost and complexity of delivering our services.

In addition, actions by the Belgium Data Protection Authority have questioned Europe's Interactive Advertising Bureau, or IAB, user-facing framework (the Transparency and Control Framework, or "TCF") that has been used to establish and manage compliance for digital advertising under the GDPR and other E.U. and U.K. privacy laws including the ePrivacy Directive. IAB Europe will implement changes to the TCF which may lead to significant changes in our business operations and will require effort to monitor the impact of proposed changes, all of which may increase operating costs, or limit our ability to operate or expand our business. Additional countries, including France and Germany, have issued additional guidance on cookie management, including disclosures and consent requirements which may require us to change our current practices and impact the volume of personal data that can be collected and used for our business purposes, including by our customers.

Other Regulations. We also participate in industry self-regulatory programs under which, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising and allow them to opt out from the use of data we collect for the delivery of targeted advertising. The rules and policies of the self-regulatory programs in which we participate are updated from time to time and may impose additional costs or restrictions upon us in the future.

For example, the IAB and the IAB Tech Lab have updated their privacy protocols and have introduced a Multi-State Privacy Agreement ("MSPA") for advertising agencies, marketers, publishers and ad-tech companies. The MSPA seeks to provide a framework and assist the digital advertising industry to comply with various, complex state privacy laws (in, for example, California, Virginia, Utah, Colorado and Connecticut). These developments can create additional costs and complexity for us in engaging with customers and digital commercial partners.

Additionally, in the United States and, increasingly, in other jurisdictions, consumers are provided private rights of action to file civil lawsuits, including class action lawsuits, against companies that conduct business in the digital advertising industry, including makers of devices that display digital media, providers of digital media, operating system providers, third party networks and providers of Internet-connected devices and related services. Plaintiffs in these lawsuits have alleged a range of violations of federal, state and common law, including computer trespass and violation of specific privacy laws. Recent appellate decisions have affirmed the standing of consumers to initiate class and mass action litigation to remedy breaches of their privacy rights and injuries resulting from data breaches. State attorneys general in most states have the authority to bring similar actions on behalf of their residents.

Any failure, or perceived failure, by us to comply with U.S. federal, state, or applicable international laws or regulations pertaining to privacy or data protection, or other policies, self-regulatory requirements or legal obligations could result in proceedings or actions against us by governmental entities or others, and also could result in reputational injury and/or monetary fines.

Regulation of Television and Radio Broadcasting

General. The FCC regulates television and radio broadcast stations pursuant to the Communications Act. Among other things, the FCC:

- determines the particular frequencies, locations and operating power of stations;

- issues, renews, revokes and modifies station licenses;

- regulates equipment used by stations; and

- adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation and employment practices of stations.

A licensee's failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license renewal with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations, result in the loss of audience share and advertising revenue for our television and radio broadcast stations or affect our ability to acquire additional television and radio broadcast stations or finance such acquisitions. Such matters may include:

- changes to the license authorization process;

- proposals to impose spectrum use or other fees on FCC licensees;

- proposals to impose a performance tax on the music broadcast on commercial radio stations and the fees applicable to digital transmission of music on the Internet;

- proposals to change rules relating to political broadcasting including proposals to grant free airtime to candidates;

- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

- proposals dealing with the broadcast of profane, indecent or obscene language and the consequences to a broadcaster for permitting such speech;

- technical and frequency allocation to broadcast services and usage matters;

- modifications to the operating rules for digital television and radio broadcasting rules on both satellite and terrestrial bases;

- the implementation or modification of rules governing the carriage of local television signals by direct broadcast satellite, or DBS, services and cable television systems and the manner in which such parties negotiate such carriage arrangements;

- changes in local and national broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution rules;

- changes in the procedures whereby full-service broadcast stations are carried on MVPDs (cable television and direct-broadcast satellite systems) either on a must-carry or retransmission consent basis and how compensation systems and negotiating processes involving broadcasters and MVPDs might be modified;

- proposals to modify the regulation of telephone and text messaging-based marketing;

- changes in the operating rules and policies for AM and FM broadcasting; and

- proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or change might have on our business.

FCC Licenses. Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. During the periods when renewal applications are pending, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC may hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal applications would be inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant's frequency, and is required to grant the renewal application if it finds:

- that the station has served the public interest, convenience and necessity;

- that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

- that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

If as a result of an evidentiary hearing the FCC determines that the licensee has failed to meet the requirements for renewal and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our stations' licenses could have a material adverse effect on our business.

Ownership Matters. The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the licensee including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and the Communications Act's limitations on foreign ownership and compliance with the FCC rules and regulations.

To obtain the FCC's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting equity, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer of control application does not involve a "substantial" change in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The regular and pro forma applications are nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

Under the Communications Act, a broadcast license may not, absent a public interest determination by the FCC, be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, or foreign governments or their representatives or non-U.S. corporations. The FCC, recognizing its authority to allow foreign ownership in excess of these safe harbor levels and to allow for greater foreign investment in domestic broadcast media, has established new policies and practices allowing broadcast licensees to file petitions for declaratory ruling requesting approval (i) of up to and including 100% aggregate foreign ownership by unnamed and future foreign investors in the controlling U.S. parent of a broadcast licensee, (ii) for any named foreign investor who proposes to acquire less than 100% controlling interest to increase the interest to 100% in the future, and (iii) for any non-controlling named foreign investor to increase its interest up to 49.99% in the future. The new rules also establish that a broadcast licensee only needs to obtain specific approval for foreign investors holding more than 5% interest, and in certain circumstances more than 10% interest, in the U.S. parent of the broadcast licensee, or a controlling interest in the U.S. parent. The licenses for our stations could be revoked if our outstanding capital stock is issued to or for the benefit of non-U.S. citizens in excess of these limitations or in violation of the procedures adopted by the FCC. Our certificate of incorporation restricts the ownership and voting of our capital stock to enable us to comply with foreign ownership limitations.

The FCC generally applies its other broadcast ownership limits to "cognizable" interests held by an individual, corporation or other association or entity. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee.

Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses.

A time brokerage agreement with another television or radio station in the same market creates an attributable interest in the brokered television or radio station as well for purposes of the FCC's local television or radio station ownership rules, if the agreement affects more than 15% of the brokered television or radio station's weekly broadcast hours. Likewise, a joint sales agreement ("JSA") involving radio stations creates a similar attributable interest for the broadcast station that is undertaking the sales function. As for television stations, the FCC adopted and then eliminated the practice of attribution for television JSAs, in its quadrennial ownership proceeding. The elimination of this practice was upheld by the U.S. Supreme Court in April 2021.

Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not "materially involved" in the media-related activities of the partnership and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation generally do not subject their holders to attribution.

However, the FCC also applies a rule, known as the equity-debt-plus rule, which causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority stockholder or other applicable exception to the FCC's attribution rules. Under this rule, a major programming supplier (any programming supplier that provides more than 15% of the station's weekly programming hours) or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. For purposes of the equity-debt-plus rule, equity includes all stock, whether voting or nonvoting, and equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term.

Under the ownership rules currently in place, the FCC generally permits an owner to have only one television station per Designated Market Area (DMA). The FCC's rules regarding ownership permit an owner to operate two television stations assigned to the same DMA so long as:

- the television stations do not have overlapping broadcast signals;

- at least one of the stations is not ranked top four in the DMA based upon audience share; or

- two of the stations are ranked top four in the DMA based upon audience share but the FCC has determined, based on a review of the facts and circumstances, that the combination would serve the public interest.

The FCC will consider waiving these ownership restrictions in certain cases involving failing or failed stations or stations which are not yet built.

The number of radio stations an entity or individual may own in a radio market is as follows:

- In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

- In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

- In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

- In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50% of the radio stations in such market.

Because of these multiple ownership rules, if one of our stockholders, officers or directors holds a "cognizable" interest in our company, such stockholder, officer or director may violate the FCC's rules if such person or entity also holds or acquires an attributable interest in other television or radio stations in such markets, depending on their number and location. If an attributable stockholder, officer or director of our company violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions.

In recent years, the FCC has eliminated certain of its media ownership limitations, including the newspaper/broadcast cross-ownership rule, the radio-television cross-ownership rule, the so-called "eight voices" test that made it difficult to own more than one station in a smaller market, and the ownership of two of the top four television stations in a DMA. New Quadrennial Reviews were commenced in late 2018 and late 2022 and have not yet resulted in any definitive action on the FCC's part.

The rule changes that have previously gone into effect amend the FCC's methodology for defining a radio market for the purpose of ownership caps. The FCC replaced its signal contour method of defining local radio markets in favor of a geographic market assigned by Nielsen Audio, the private audience measurement service for radio broadcasters. For non-Nielsen Audio markets, the FCC applies a "modified contour approach". This modified approach excludes any radio station whose transmitter site is more than 58 miles from the perimeter of the mutual overlap area.

With regard to the national television ownership limit, the FCC increased the national television ownership limit to 45% from 35%. Congress subsequently enacted legislation that reduced the nationwide cap to 39%. Accordingly, a company can now own television stations collectively reaching up to a 39% share of U.S. television households. Limits on ownership of multiple local television stations still apply, even if the 39% limit is not reached on a national level.

In establishing a national cap by statute, Congress did not make mention of the FCC's UHF discount policy, whereby UHF stations are deemed to serve only one-half of the population in their television markets. The FCC had abolished its UHF discount policy, but grandfathered ownership interests in place at the time of the decision. However, that decision was reconsidered by the FCC and the UHF discount policy was reinstated. The FCC has an open proceeding to determine whether and how to apply the UHF discount policy as digital stations operating in the UHF mode do not face any operational problems in transmitting their signals to their broadcast markets.

The FCC has previously decided that TelevisaUnivision's television station interests are attributable to certain of our television interests in determining the television interests we must count for local and national multiple ownership purposes. In addition, the FCC, as previously noted, has commenced a rulemaking process to consider both the nationwide cap and the UHF discount. Should the UHF discount be eliminated or the nationwide cap be interpreted to treat all stations on an equal basis, we may, in the absence of retroactive applicability, which the FCC customarily does not apply, have to divest certain stations or be limited in our ability to acquire certain additional television stations.

The Communications Act requires broadcasters to serve the "public interest." The FCC has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a broadcast station's community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC considers complaints from the public about a broadcast station's programming when it evaluates the licensee's renewal application, but complaints also may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political broadcasting, the broadcast of profane, obscene or indecent programming, sponsorship identification (including foreign government program sponsorship identification), the broadcast of contests and lotteries and technical operations.

The FCC requires that licensees must not discriminate in hiring practices. It has adopted rules that require us to adhere to certain outreach practices when hiring personnel for our stations and to keep records of our compliance with these requirements. The FCC's Equal Employment Opportunity, or EEO, rules set forth a three-pronged recruitment and outreach program for companies with five or more full-time employees that requires the wide dissemination of information regarding full-time vacancies, notification to requesting recruitment organizations of such vacancies, and a number of non-vacancy related outreach efforts such as job fairs and internships. Stations are required to collect various information concerning vacancies, such as the number filled, recruitment sources used to fill each vacancy, and the number of persons interviewed for each vacancy. While stations are not required to routinely submit information to the FCC, stations must place an EEO report containing vacancy-related information and a description of outreach efforts in their public file annually. Stations must submit the preceding two years of their annual EEO public file report as part of their renewal applications. Stations also must place their EEO public file report on their Internet websites, if they have one. The FCC periodically audits for compliance with its EEO rules. Failure to comply with the FCC's EEO rules could result in sanctions or the revocation of station licenses. The EEO rules do not materially affect our operations.

"Retransmission Consent" and "Must Carry" Rules. FCC regulations implementing the Cable Television Consumer Protection and Competition Act of 1992, or the Cable Act, require each full-power television broadcaster to elect, at three-year intervals beginning October 1, 1993, to either:

- require carriage of its signal by cable systems in the station's market, which is referred to as "must carry" rules; or

- negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market, which is referred to as "retransmission consent."

Currently and for the three-year period commencing on January 1, 2024, we intend to maintain our "retransmission consent" elections with almost all of the MVPDs that carry our full-service television programming in our television markets. We have arrangements or have entered into agreements with nearly all of our MVPDs as to the terms of the carriage of our television stations and the compensation we will receive for granting such carriage rights, including through our national program supplier for Spanish-language programming, TelevisaUnivision, for our Univision- and UniMás-affiliated television stations. We also have retransmission consent arrangements for our stations that do not have Univision or UniMás affiliations. As previously discussed, television stations in the same television market, even if not commonly-controlled, are not permitted to engage in joint negotiations for retransmission consent. This rule prohibits us and TelevisaUnivision from negotiating retransmission consent jointly, or from coordinating such negotiations, in those television markets where both companies own television stations.

The FCC has rules that govern the negotiation of retransmission consent agreements based on a policy decision to have those agreements negotiated in good faith. The FCC has an open proceeding that could result in establishing new ground rules for such negotiations, including prohibiting certain negotiating practices on the part of broadcasters. In recently enacted legislation, small groups of cable systems were permitted to negotiate with large broadcast stations groups. We do not believe that this provision will have a material impact on our retransmission consent revenues. We are not certain whether or in what other form such provisions might be adopted and the impact of such changes on our negotiations and the economic results of such negotiations. Under the FCC's rules currently in effect, cable systems are only required to carry one signal from each local broadcast television station. As an element of the retransmission consent negotiations described above, we arranged that our broadcast signal be available to our MVPD viewers, no matter whether they obtain their cable service in analog or digital modes. Cable systems have transitioned to providing substantially all their cable services in digital only and we expect that any remaining analog cable service operations will be terminated by most cable operators and in most markets in the near future.

We continue to explore and develop, subject to our legal rights to do so, and the economic opportunities available to us, the distribution of our programming in alternative modes, such as by delivery on the Internet through OTT services, by multicast delivery services, and to individuals possessing wireless mobile reception devices.

Time Brokerage, Joint Sales Agreements and Shared Services Agreements. From time to time, we have entered into time brokerage, joint sales and shared services agreements, generally in connection with pending station acquisitions, under which we are given the right to broker time on stations owned by third parties, agree that other parties may broker time on our stations, we or other parties sell broadcast time on a station, or share operating services with another broadcast station in the same market, as the case may be. By using these agreements, we can provide programming and other services to a station proposed to be acquired before we receive all applicable FCC and other governmental approvals, or receive such programming and other services where a third party is better able to undertake programming and/or sales efforts for us.

FCC rules and policies generally permit time brokerage agreements if the station licensee retains ultimate responsibility for and control of the applicable station. We cannot guarantee that we will be able to air all of our scheduled programming on a station with which we have time brokerage agreements or that we will receive the anticipated revenue from the sale of advertising for such programming.

Under a typical joint sales agreement, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately owned and licensed station in the same market. It also involves the provision by the selling party of certain sales, accounting and services to the station whose advertising is being sold. Unlike a time brokerage agreement, the typical joint sales agreement does not involve operating the station's program format. The FCC has eliminated rules that make television joint sales agreements attributable to the marketing station.

In a shared services agreement, one station provides services, generally of a non-programming nature, to another station in the same market. This enables the recipient of the services to save on overhead costs.

As part of its increased scrutiny of television and radio station acquisitions, the Department of Justice, or DOJ, has stated publicly that it believes that time brokerage agreements and joint sales agreements could violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSRA, if such agreements take effect prior to the expiration of the waiting period under the HSRA. Furthermore, the DOJ has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Antitrust Act and has challenged them in certain locations. The DOJ also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to television and radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. See Item 1A, "Risk Factors" below.

Digital Television Services. The FCC has implemented digital television service in the United States. Implementation of digital television has improved the technical quality of television signals and provides broadcasters the flexibility to offer new services, including high-definition television and broadband data transmission.

The FCC has required full-power and Class A television stations in the United States to operate in digital television since July 13, 2023. We timely completed the digital transition of all of our full-power and Class A television stations to the digital mode and those of our low-power stations where we believed it was in our best interest to do so.

Equipment and other costs associated with the transition to digital television, including the relocation of stations from one channel to another, have imposed some near-term financial costs on our television stations providing the services, some of which costs we recouped through reimbursements from the FCC. The potential exists for new sources of revenue to be derived from use of the digital spectrum, which we continue to explore as digital station operations evolve.

Digital Radio Services. The FCC has adopted standards for authorizing and implementing terrestrial digital audio broadcasting technology, known as "In-Band On-Channel™" or HD Radio, for radio stations. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. This technology permits FM and AM stations to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. We have elected and commenced the process of rolling out this technology on a gradual basis owing to the absence of receivers equipped to receive such signals and are considering its merits as well as its costs. It is unclear what effect such technology will have on our business or the operations of our radio stations.

Radio Frequency Radiation. The FCC has adopted rules limiting human exposure to levels of radio frequency radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC whether an applicant's broadcast facility would expose people to excessive radio frequency radiation. We currently believe that all of our stations are in compliance with the FCC's current rules regarding radio frequency radiation exposure.

Low-Power Radio Broadcast Service. The FCC has created a low-power FM radio service and has granted a limited number of construction permits for such stations. Pursuant to legislation adopted in 2011, this service is being expanded and the opportunities for FM translator stations reduced. The low-power FM service allows for the operation of low-power FM radio stations, with a maximum power level of 100 watts. The 100-watt stations reach an area with a radius of approximately three and one-half miles. The low-power FM stations are required to protect other existing FM stations, as currently required of full-powered FM stations.

The low-power FM service is exclusively non-commercial. To date, our stations have not suffered any technical interference from such low-power FM stations' signals. Due to current technical restrictions and the non-commercial ownership requirement for low-power FM stations, we have not found that low-power FM service has caused any detrimental economic impact on our stations as well. Federal legislation has resulted in the increase in the availability of the low-power FM service and the FCC has recently begun granting new low-power FM authorizations.

Other Proceedings. The Satellite Home Viewer Improvement Act of 1999, or SHVIA, allows satellite carriers to deliver broadcast programming to subscribers who are unable to obtain television network programming over the air from local television stations. Congress in 1999 enacted legislation to amend the SHVIA to facilitate the ability of satellite carriers to provide subscribers with programming from local television stations. Any satellite company that has chosen to provide local-into-local service must provide subscribers with all of the local broadcast television signals that are assigned to the market and where television licensees ask to be carried on the satellite system. We have taken advantage of this law to secure carriage of our full-power stations in those markets where the satellite operators have implemented local-into-local service. SHVIA expired in 2004 and Congress adopted the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA. SHVERA extended the ability of satellite operators to implement local-into-local service. SHVERA expired in late 2009, but was extended in May 2010 by the Satellite Television Extension and Localism Act, or STELA. STELA provided a further five-year extension of the "carry one/carry all" rule earlier adopted in SHVIA and SHVERA and was further renewed in late 2014 under the terms of the STELA Reauthorization Act of 2014, or STELAR. STELAR expired in 2019 and was replaced by the Television Viewer Protection Act of 2019, or TVPA, which made the satellite carriage provisions permanent and required satellite television operators to serve all television markets. To the extent we have decided to secure our carriage on DBS through retransmission consent agreements, the statutory carriage provisions are no longer relevant to us. The FCC has been undertaking a lengthy proceeding dealing with the revitalization of the AM band and the results may affect the ability of certain of our AM radio stations to improve their signal carriage or may affect interference among stations. As of the present, we have not experienced any negative impact on the operations of our AM stations.

Over the years, there have been legislative efforts in Congress to modify the tax laws to make advertising more expensive for businesses. Advertising is currently treated as an ordinary and necessary business expense. Should businesses not be able to deduct fully their advertising expenses in the year incurred, there could be a negative impact on advertising revenue for broadcasters. We cannot determine the effect of any such change in tax laws would have on our business and results of operations.

White Spaces. The FCC has adopted rules allowing unlicensed users to operate within the broadcast spectrum in unoccupied parts known as the "white spaces." The intention of the rules is to make available unused spectrum for use in connection with wireless functions related to connectivity between computers and related devices and the Internet. The FCC believes that the provisions it adopted will protect broadcast services. Broadcast groups, on the other hand, believe that operation of unlicensed devices in the "white spaces" has the potential for causing interference to broadcast reception. It is premature to judge the potential impact of what services, if any, operate under the FCC's rules on over-the-air broadcasting.

Performance Tax. While radio broadcasters have long paid license fees to composers for the musical works they have written, radio broadcasters have never compensated musical artists for their recordings of these works. The rationale was that the radio broadcasting industry provided artists, free of charge, with a promotional service for their performance.

As the entire music industry has changed, with revenues from the sale of CDs continuing to drop dramatically, both musical artists and the recording companies have sought a change in how business is done. The recording companies, with the backing of many artists, have asked Congress to require that broadcasters pay fees for the broadcast exploitation of musical works. Such legislation received favorable committee action in Congress during 2009 and 2010, but no legislation was then enacted. Congress has not taken any subsequent actions, but the issue remains under consideration. Were such legislation to be adopted, its impact would depend on how any fees were structured.

Spectrum Policies/Incentive Auction. After studying national broadband needs, the FCC determined that more spectrum should be made available for wireless broadband services based on the growing usage of wireless devices by consumers and businesses and associated spectrum needs for telephony, data transmission, and entertainment purposes. In order to avert a spectrum crisis, the FCC proposed to recover and reallocate to wireless broadband a total of 500 MHz of spectrum, of which the FCC expected up to 120 MHz (amounting to 20 channels of 6MHz each) to come from spectrum currently allocated to over-the-air television broadcasting.

In order to achieve this spectrum reallocation, Congress enacted legislation and the FCC established a mechanism for broadcasters to participate in a "voluntary incentive auction" in which interested station owners would offer the spectrum usage rights of their stations in a "reverse auction", providing spectrum usage rights for wireless operators to purchase in a simultaneous or future "forward auction". Through a series of rulemaking proceedings, the FCC established how stations would be valued, what percentage of the auction payments would go to broadcasters, and what rights, if any, stations that relinquished spectrum usage rights or stations agreeing to share spectrum usage rights would retain following the completion of the auction process. The incentive auction process resulted in the FCC recovering from broadcasters 84 MHz, or the equivalent of 14 television channels of 6 MHz each. Following the completion of the auction process in April 2017, the FCC provided for a repacking of the television band, commencing in late 2018 and extending until mid-2020, in order to deal with the reduction in spectrum available for over-the-air broadcast stations. This repacking has had an impact on certain of our full-service and Class A stations which have been relocated across the spectrum band. The FCC has used certain of the proceeds derived from the auction to reimburse broadcasters for certain costs associated with such repacking. Where our stations are affected by the repacking, we have sought and received reimbursement from these funds to limit the economic impact of repacking on us. We have completed the repacking of all of our repacked full-service and Class A stations in compliance with the FCC's schedule for undertaking the transition to post-auction channels.

In the reverse auction process, we returned the spectrum for four of our full-service and Class A stations and we received proceeds of approximately $264 million in 2017. Under the terms of the incentive auction, stations that returned their spectrum were entitled to engage subsequently in channel sharing arrangements. Under a channel sharing arrangement, a station that has returned spectrum (known as a sharee) enters into an agreement, meeting certain requirements set by the FCC, with another station that has not returned spectrum (known as the sharer), and the two parties then divide the authorized spectrum of the sharer enabling both to continue to transmit programming but with smaller amounts of bandwidth. A reduction in bandwidth may reduce the ability of a station in offering multicast programming and the revenue that can be derived from such service. In the case of two of our stations that returned spectrum, they are engaged in channel sharing with other of our stations. In the case of the other two stations, we entered into channel sharing agreements with third parties and expended certain of the incentive auction proceeds as consideration for the third parties to serve as our hosts. In the case of our Washington, D.C. Class A station, we ended our channel sharing arrangement as of December 31, 2021 and commenced a new channel-sharing agreement on December 29, 2022.

The reduction in available spectrum arising from the post-auction repacking process may also have a detrimental impact on low-power stations (other than Class A stations), which are not protected owing to their secondary status.

Human Capital Management

As of December 31, 2022, we had approximately 1,262 employees in approximately 38 countries worldwide. Approximately 548 employees were employed in the United States and approximately 714 employees were employed in foreign countries.

We are a global company, and as a result we endeavor to have a diverse and inclusive workforce reflective of our international footprint. While we do not employ specific human capital measures in our business, we are committed to the overall health, safety and wellness of our employees globally. We offer our employees various health and wellness benefits that are tailored to the countries in which they are located, which we believe provide a sense of security. We also offer career growth and development opportunities. For example, we make available to our sales team, on a global basis, training to enhance their job-related skills.

We are committed to providing a work environment that is free of unlawful harassment, discrimination and retaliation. We have a strict policy prohibiting sexual harassment, as well as harassment or discrimination based on race, gender and other specified statuses and conditions. Unlawful harassment in any form, including verbal, physical and visual conduct, threats, demands and retaliation, is prohibited. We have established hotline and anonymous complaint processes for any employee who believes that these policies have been violated.

Our overall commitment to our employees has extended to the COVID-19 pandemic. During the height of the pandemic, we implemented a work-from-home policy for our employees in several of the jurisdictions where we operate, which policy we believe delivered a sense of safety. We adopted additional safety measures in several of our jurisdictions for our employees who do not work from home, including our employees who provide essential services on-site. These measures included distancing and masking requirements, where appropriate, and communications regarding our policies and procedures related to the pandemic. We have regularly reviewed changing circumstances during the pandemic and have adjusted, and intend to further adjust, these measures, as may be appropriate, from time to time.

ITEM 1A.   RISK FACTORS

Summary

This summary is qualified in its entirety by the specific risk factors that follow this summary, as well as other risk factors contained throughout this report and referred to herein.

Investors in our company should be aware of significant risk factors, including the following:

- If we fail to maintain and grow relationships with media companies and advertisers.

- If we fail to respond to technological changes and market conditions in the digital advertising industry.

- From competition with media companies and other digital advertising companies.

- From consumer acceptance in the emerging economies in our digital operations are focused.

- By accessing digital advertising inventory on a regular basis to grow our business.

- Relying on commercial partnerships with a small number of large media companies for the majority of our digital segment revenue.

- Competing in the geographic markets in which we currently operate and may operate.

- The success of our strategy to compete in primarily emerging economies, including consumer acceptance of our services in those markets.

- Challenges integrating any acquisitions that we undertake.

- Because, in certain cases, we have guaranteed payment of net fees to the media companies for which we act as commercial partner.

- Risks to our IT infrastructure from breaches and other cybersecurity incidents.

- Our ability to comply with rapidly changing laws in the United States and certain of the countries in which we operate in the areas of protection of personal data, data privacy and similar consumer protections.

- The increased costs of compliance with rapidly evolving legislation and regulations affecting our digital operations in the United States, certain states and certain countries in which we operate, including protection of personal data, data privacy and similar consumer protections.

- Our need to collect data from various sources, which may be restricted by a number of factors, including restrictions imposed by third party technology companies.

- From exchange controls and other restrictions on the movement of capital.

- From political instability and greater government control of society and local economies.

- Difficulty enforcing our legal rights in some of the countries in which we operate.

- Infrastructure and Internet connectivity in the countries in which we operate.

- Establishing adequate management and financial controls.

- The technology we use in our operations may not be fully protectable.

- The highly competitive nature of the television and radio industries in which we operate are subject to changing technologies, and we may not be able to compete successfully.

- The impact of changes in the competitive landscape or technology on our ability to monetize our spectrum assets.

- We do not have long-term commitments from our advertisers.

- Cancellations or reductions of advertising.

- Risks associated with the creditworthiness of our key advertisers.

- Risks associated with the general trend of declining audiences in our televisions and audio segments.

- Risks that retransmission consent agreements may be terminated or not extended.

- Retransmission consent revenue may not continue to grow at recent rates.

- TelevisaUnivision's ownership of our Class U common stock may make some transactions difficult or impossible to complete without its consent.

- If our network affiliation or other contractual relationships with broadcast networks, particularly TelevisaUnivision, change in an adverse manner.

- We may be subject to intellectual property rights claims by third parties.

- Our substantial level of debt could limit our ability to grow and compete.

- Our ability to generate cash needed to service our indebtedness and financial obligations.

- If we cannot raise required capital, we may have to reduce or curtail certain operations.

- Our advertising revenue can vary substantially from period to period.

- The 2017 Credit Agreement contains various covenants that limit management's discretion in the operation of our business and could limit our ability to grow and compete.

- The current economic environment and state of the capital markets, resulting from the COVID-19 pandemic or otherwise.

- We may never realize the full value of our intangible assets.

- Fluctuations in foreign exchange rates in our overseas operations.

- Failure to maintain or renew our FCC broadcast licenses could cause a default under our 2017 Credit Facility and cause an acceleration of our indebtedness.

- Displacement of any of our low-power television stations (other than Class A stations).

- New laws or regulations that eliminate or limit the scope of our MVPD carriage rights.

- Compliance with rules to carry our signals on DBS services.

- Possible changes in the FCC's ownership rules could limit on our ability to acquire stations in certain markets.

- Changes in rules regarding over-the-air spectrum.

- We are subject to various anti-takeover provisions.

- Terms of additional equity or convertible debt financing could contain terms that are superior to the rights of our existing security holders.

Risks in Our Digital Operations

If we fail to maintain and grow our relationships with media companies, our business, results of operations and financial condition could be adversely affected.

In our digital commercial partnerships business, we act as an intermediary between primarily global media companies and advertisers in 40 countries. Our continued success depends, among other things, on our ability to maintain existing relationships with these entities and develop new relationships with such entities.

We must maintain existing relationships with media companies and the digital platforms they own and operate, as well as develop new relationships with such media companies. We currently have commercial agreements, many of which are exclusive, with Meta, Spotify, ByteDance, Twitter and certain other owners of digital platforms. Some of these agreements provide that we are the only authorized intermediary for advertisers to acquire digital advertising inventory for that platform in a specific geographic market. The agreements we have entered into with these media companies provide, among other things, that we act as their representative and sell their digital advertising inventory, and achieve certain minimum target sales during specified periods of time. These commercial agreements typically have a six-month to one-year term and are subject to renewal upon expiration or are renewed automatically except for prior notice of termination. The commercial terms under these agreements, including but not limited to the amount of revenue we earn, are subject to renegotiation when they are renewed. Additionally, many of these agreements may be terminated upon notice or upon our failure to sell a minimum amount of digital advertising inventory, at our partners' discretion. Any such changes or terminations could materially and adversely affect our revenues and results of operations, alter or result in the termination of our relationship with such media company and/or result in our withdrawal from a given geographic market.

If we fail to maintain and grow our relationships with our advertising customers, our business, results of operations and financial condition could be adversely affected.

Our advertising customers consist of businesses or their ad agencies that place advertisements for these businesses. The agreements we typically enter into with our advertising customers or their ad agencies typically provides for a range of services, including securing advertising insertions on a digital platform, and may provide for certain managed services. Since these agreements typically do not require our advertising customers or their ad agencies to use our services exclusively, they may use other digital advertising companies – our competitors – or place ads directly with those media companies that provide such option in target markets. We must also provide our services in a way that satisfies our advertising customers or their ad agencies. Accordingly, we cannot assure you that we will be able to maintain our existing relationships with our advertising customers or their ad agencies, or develop new relationships with advertising customers or their ad agencies. They may also allocate advertising budgets towards digital platforms with which we do not have commercial agreements. If we fail to retain or expand our existing advertiser base or increase the amount of advertising purchases they make through us, our revenues and results of operations could be materially and adversely affected.

Reduced advertising inventory or advertising channels, changes in the exclusivity of our commercial partnerships or attractiveness of certain advertising channels, could have a material adverse effect on our business, results of operations and financial condition.

We act as an intermediary between primarily global media companies and advertising customers and/or their advertising agencies. In several jurisdictions we serve as the exclusive authorized commercial partner for specific media companies in relation to the sale of media inventory. The amount, quality, type and cost of advertising inventory available through our digital commercial partnerships are subject to fluctuation. Any decrease in the availability of inventory through certain channels, whether due to a decrease in inventory, a loss of our exclusive partner status or otherwise, could reduce the services we offer to our advertising customers or their ad agencies and decrease the perceived value or effectiveness of those services.

Changes in the attractiveness of inventory offered by our digital commercial partners, due to events outside our control, including changes in regulatory scrutiny, may affect our advertising customers' desire to place advertising on certain channels and therefore reduce demand for the inventory we sell. For example, increased regulation on advertising platforms by U.S. and foreign regulators might affect the availability of inventory through Smadex or the global media companies who are our commercial partners, or reduce the value of such inventory to our customers. We may not be able to predict changes in advertiser demand for the inventory offered by any of our digital commercial partners. If we fail to maintain a diversified mix or consistent supply of quality inventory for any reason, a possible decrease in the demand for our services could have a material adverse effect on our business, results of operations and financial condition.

Economic volatility and market conditions beyond our control could adversely affect advertising spending by customers, lead to loss of customers, digital commercial partners and reduction in advertising inventory, resulting in a material adverse effect on our business, results of operations and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our advertising customers or their ad agencies that use our services. Economic downturns or unstable market conditions, in the United States or in the foreign jurisdictions where we operate, have from time to time in the past caused, and may in the future again cause, advertisers to decrease advertising budgets and thereby decreasing the amounts our customers spend on advertising, which could have a material adverse effect on our business, results of operations and financial condition.

New and existing technologies and changes in third party platforms that modify the digital advertising marketplace and how advertising is conducted online could have a material adverse effect on our business, results of operations and financial condition.

Our industry is subject to rapid and frequent changes in technology, including introduction of privacy-forward technologies aimed at limiting or blocking digital advertising and customized or targeted advertising. This may include technologies such as global privacy controls which reduce the ability to serve customized advertising as well as technology that blocks advertising altogether, which may have the effect of adversely affecting our ability to direct advertising at specific audiences and demographics. Such actions could reduce the value of our services, and have a material adverse effect on our business, results of operations and financial condition.

Further unanticipated changes by third party platforms can impact our ability to use data to serve or customize advertising and affect the performance of Smadex or the global media companies who are our commercial partners, resulting in a reduction of advertising expenditures by our customers. The blocking or limiting third party cookies by Google, Apples and possibly others, on which we rely to optimize the performance of our customers' advertising and provide value to our customers, could have a material adverse effect on our business, results of operations and financial condition.

New and enhanced technologies and methodologies for digital advertising are being developed, including alternatives for third party cookies. As we develop and provide new products and services, they may be subject to different legal and regulatory challenges, or may not be as effective as the current technology that is used, which could have a material adverse effect on our business, results of operations and financial condition.

The digital advertising industry is evolving quickly and is highly competitive, and we may not remain competitive in the market.

The digital advertising industry experiences consistent changes in technology, evolving customer needs and demand, as well as frequent entry and departures of competing companies, products and services in the market. The market share and offerings of certain companies may change due to strategic alliances, mergers or acquisitions which could compromise the availability of advertising inventory, the development of competing technology, products or services, and change the relationships we have with current or potential customers and the primarily global media companies who are our partners. For example, our customers may acquire or develop platforms that compete with our advertising services, which could lead to a loss of customers and potential loss of market share. If we are unable to adapt to and compete with such changes, there could be a material adverse effect on our business, results of operations and financial condition.

If we fail to respond to changes in the digital advertising industry, our business may become less competitive.

Our business depends not only on our ability to effectively service the existing media companies and advertisers or their ad agencies, with which we have relationships, but to develop new solutions in order to meet the changing needs of media companies and advertisers or their ad agencies. Digital platforms are quickly evolving, while both media companies and advertisers or their ad agencies are learning more about the digital advertising industry. As advertisers further develop their own technological knowledge that would allow them to navigate the digital advertising market themselves, and to the degree that digital platforms become more directly accessible to advertisers, our role as an intermediary between media companies and advertisers could become less attractive, resulting in a material adverse effect on our business, results of operations and financial condition.

Revenue in our digital segment depends significantly on our ability to adapt to rapidly changing technology, as well as customer preferences and expectations as a result thereof.

Our industry is subject to rapid and frequent changes in technology, evolving customer needs and interests and the frequent introduction by our competitors of new and enhanced services. We must constantly make investment decisions regarding services and technology to meet customer demand and evolving industry standards. If new or existing competitors have more attractive services, we may lose advertising customers or advertising customers may decrease their use of our services. New customer demands, superior competitive services or new industry standards could require us to make unanticipated and costly changes to our digital platforms or business model. If we fail to adapt to our rapidly changing industry or to evolving customer needs, demand for our services could decrease and our business and results of operations may be materially and adversely affected.

We compete with media companies themselves, as well as with other digital advertising companies.

We compete both with other digital advertising companies and with large media companies themselves that sell their own advertising inventory directly to advertisers or their ad agencies. The decision of such media companies to compete with us may be unrelated to the results we achieve under the commercial agreements we have with such companies.

Furthermore, if we fail to respond to changes in the rapidly evolving digital advertising industry, our business model may become less attractive to media companies. Although historically global media companies have been slow to open offices in emerging economies, they may elect to do so in the future, which could materially and adversely affect our business and results of operations.

The digital advertising market is relatively new and depends on acceptance in the emerging economies in which we our digital operations are primarily focused.

The digital advertising market is relatively new and may not sustain high levels of demand and market acceptance. While display advertising, such as print advertising, has been used successfully for decades, digital advertising on mobile, social media and other devices and platforms, is less well established. We depend, in part, on a broad level of acceptance and expansion of digital advertising, especially in the emerging economies which are the focus of our digital operations. If demand for digital advertising does not continue to grow or if digital advertising solutions do not achieve widespread acceptance in the markets where we compete, our revenue and results of operations could be materially and adversely affected.

We must access digital advertising inventory on a regular basis to grow our business.

Our revenue derives from placing digital advertisements on third-party digital platforms. We do not own or operate these platforms, or the advertising inventory, upon which advertisements are placed. The commercial agreements we enter into with media companies for which we act as commercial partner do not include long-term obligations requiring them to make their inventory available to us for sale to our advertising customers or their ad agencies. Moreover, many of these agreements may be terminated upon notice or upon our failure to sell a minimum amount of digital advertising inventory, at our partners' discretion. Even though digital advertising inventory has tended to exceed the demand for digital advertising, leading to excess inventory available to advertisers, we cannot guarantee that, if demand for digital advertising continues to grow, we will continue to have ready access to adequate levels of digital advertising inventory to satisfy customer demand.

To date, we have relied, and currently expect to continue to rely, on commercial partnerships with a small number of large media companies for the majority of our digital segment revenue.

We derive the majority of our digital segment revenues from a small number of global media companies for which we act as commercial partner. For the years ended December 31, 2022 and 2021, revenue from the top five global media companies for which we act as commercial partner accounted for 60% and 61% of our consolidated revenue, respectively. For the years ended December 31, 2022 and December 31, 2021, Meta alone accounted for 49% and 55% of our consolidated revenue, respectively.

We expect that we will continue to depend upon a relatively small number of global media companies for a majority of our digital segment revenue for at least the foreseeable future. The loss of any relationship with one of our existing media company customers, for any reason, could result in a loss of substantial revenue in the foreseeable future, and have a material adverse effect on our business, results of operations and financial condition.

Competition in the geographic markets in which we currently operate and in the future may operate may increase, and existing or new competitors could enter these markets.

Competition in the geographic markets in which we operate, in some of which where we have exclusive commercial agreements as commercial partner, may increase in the future. Our primary competitors are other advertising representation companies and, to an increasing degree, media companies themselves. Certain competitors may seek to gain market share by providing enhanced managed services or offering discount pricing, in response to which we may be required to lower our own fees or may lose business to new competitors. Such developments could materially and adversely affect our business and results of operations.

In certain cases, we have guaranteed payment of fees to the media companies for which we act as commercial partner, creating a significant financial risk for us.

Some of the commercial agreements we have entered into with media companies for which we act as commercial partner obligate us to guarantee fees to be paid to these media companies. This puts significant financial risk on us if we are unable to collect fees in full from our advertising customers or their ad agencies.

For example, we allocate each of our advertisers a budget that they can use to purchase digital advertising inventory. We base this budget on financial and credit information, including information provided by our advertisers. If an advertiser were to send us inaccurate information, or if we were to fail to analyze the credit worthiness of any customer accurately, among other factors, we may grant an advertiser more favorable credit or payment terms than may prove to be warranted, resulting in its difficulty in fulfilling its financial obligations to us. We would nonetheless be obligated to pay the media company its fees from the advertising placement.

Our systems and IT infrastructure may be subject to security breaches and other cybersecurity incidents.

We rely on the accuracy, capacity and security of our IT systems, some of which are managed or hosted by third parties, and our business operations may involve the transmission and/or storage of data, including in certain instances the PII of our employees and contractual partners and online users. Maintaining the security of computers, computer networks and data storage resources is a critical issue for us and our counterparties, as security breaches, including computer viruses and malware, denial of service actions, misappropriation of data and similar events through the Internet (including via devices and apps connected to the Internet), and through email attachments and persons with access to these information systems, could result in vulnerabilities and loss of and/or unauthorized access to proprietary or confidential information, including but not limited to PII. We may face attempts by hackers, cybercriminals or others with or without authorized access to our systems to misappropriate proprietary information, confidential information, including but not limited to PII, and technology, interrupt our business and/or gain unauthorized access to confidential information, including but not limited to PII. The reliability and security of our IT infrastructure and software, and our ability to expand and update technologies in response to our changing needs, the changing needs of our customers and legislative and/or regulatory requirements in the jurisdictions throughout the world where we operate, is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, it could cause harm to our reputation, potentially impair our advertisers' access to Smadex and could potentially cause operational delays and other detrimental impacts on our operations. In addition, we could face enforcement actions by governments in the jurisdictions in which we operate, which could result in fines, penalties and/or other liabilities, which may cause us to incur legal fees and costs and/or additional costs associated with responding to a cyberattack.

Increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits and associated repairs or updates to infrastructure, physical systems or data processing systems. Any of these actions could have a material adverse effect on our business and results of operations. Although we maintain insurance coverage to protect us against some of these risks, such coverage may be insufficient to cover all losses or types of claims that may arise in the event we experience a cybersecurity incident, data breach or disruption, unauthorized access or failure of systems.

We are subject to new and rapidly evolving legislation and/or regulations in respect of protection of personal data and any failure by us to comply with these regulations could result in loss of business and/or fines.

The handling and protection of personal information, including but not limited to PII, is regulated in many jurisdictions where we operate, including but not limited to the CCPA in California, the LGPD in Brazil and the GDPR in the E.U. These privacy and data-protection related laws and regulations are evolving rapidly, with new or modified laws and regulations proposed and implemented frequently, and existing laws and regulations subject to new or different interpretations. In particular, the GDPR, which became effective in 2018, poses increased compliance challenges both for companies operating within the E.U. and non-E.U. companies that administer or process certain personal data of E.U. residents. The implementation of the GDPR prompted various other countries to implement or update their own data protection laws and regulations.

Any failure by us to comply with applicable data protection laws and regulations in any of the jurisdiction where we do business could subject us to significant penalties, negative publicity and reputational damage with our advertising customers or their ad agencies, or the media companies for which we act as commercial partner, which in turn could have a material adverse effect on our business, revenue and results of operations.

Our ability to generate revenue in our digital segment depends, in significant part, on our ability to collect data from various sources, which may be restricted by a number of factors, including restrictions imposed by third party technology companies and others.

Our ability to optimize the delivery of digital advertisements depends on our ability to successfully leverage data, including data that we collect from advertisers, publishers and third parties, as well as our own operating history. Using cookies and non-cookie based mechanisms, we collect information about the interactions of online users with advertisers and publishers' digital properties, including, for example, information about the placement of advertisements and users' interactions with our customers' websites or advertisements. Our ability to successfully leverage such data depends, in significant part, on our continued ability to access and use such data, which could be restricted by a number of factors, including new developments in, or new interpretations of, laws, regulations and industry standards, consumer choice, changes in technology, including changes in web browser technology, increased visibility of consent or "do not track" mechanisms or "ad-blocking" software, and restrictions imposed by large software companies and platform providers, web browser developers or other software developers.

For example, mobile operating system and browser providers have announced product changes as well as future plans to limit the ability of app developers to collect and use data to target and measure advertising. Currently, three major web browsers - Apple's Safari, Mozilla's Firefox and Microsoft's Edge – block third-party cookies by default. Google has introduced new controls over third-party cookies in its Chrome web browser and has announced plans to phase out support for third-party cookies in Chrome by 2024. In 2021, Apple made certain changes to its products and data use policies in connection with the release of its iOS 14 operating system that reduce the ability to target and measure advertising. These types of restrictions could reduce the budgets marketers are willing to commit to us and other advertising platforms, and as a result could have a material adverse effect on our revenue and results of operations.

Proposed legislation or regulations involving certain media companies with which we do business in our digital operations could have an impact on our business.

From time to time, legislatures and regulatory agencies in the United States or other jurisdictions in which we operate, have adopted or proposed legislation and regulations, including restrictions or outright bans, on the operations of certain global media companies in such jurisdiction, including one global media company with which we act as a digital commercial partner outside the United States. While we cannot at this time determine whether or how any such proposals would affect our digital operations, revenue and results of operations, potentially the costs to monitor such developments in a large number of jurisdictions worldwide where we currently operate and may operate, the costs to comply with any such legislation and regulations which may be adopted in any such jurisdictions, and the costs to modify the way we currently do business to comply with any such legislation and regulations, could be significant.

Our international operations subject us to significant costs and risks, which risks may increase if and as our overseas operations continue to expand.

Our international digital operations subject us to many risks associated with supporting a rapidly growing business across many cultures, customs, monetary, legal and regulatory systems, primarily in emerging economies. We currently have personnel in 40 countries on five continents, and the countries in which our personnel are located and in which we operate includes primarily emerging economies. Such general risks include but are not limited to geopolitical concerns, local politics, governmental instability, socioeconomic disparities, fiscal policies, high inflation and hyper-inflation, currency fluctuations, currency exchange controls, restrictions on repatriating foreign-derived profits to the United States, local regulatory compliance, punitive tariffs, unstable local tax policies, trade embargoes, import and export license requirements, trade restrictions, greater difficulty collecting accounts receivable, unfamiliarity with local laws and regulations, differing legal standards in enforcing or defending our rights in courts or otherwise, the possibility of less favorable intellectual property protection than is provided in the United States, changes in labor conditions, difficulties in staffing and managing international operations, difficulties in finding personnel locally who are capable of complying with the financial and reporting requirements of U.S. reporting companies, actions taken by foreign governments to respond to localized public health emergencies, such as recent quarantines and travel restrictions related to the COVID-19 pandemic, and other cultural differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross domestic product, rate of inflation, market development, rate of savings, capital investment, resource self-sufficiency and balance of payments positions, and in many other respects.

Some of the key specific risks to which we are subject as a result of our international operations in those markets where we currently operate, and those markets where we may expand our operations in the future, include, but are not limited to:

- significant management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

- potential difficulty in enforcing contracts, pursuing collections and asserting other legal rights due to different legal systems compared to the United States;

- regulatory and legal compliance, including with anti-bribery laws, import and export control laws, potential economic sanctions and other regulatory limitations or obligations on our operations;

- significant administrative costs and risks associated with compliance with local laws and regulations, including relating to privacy and data security such as the GDPR in the E.U. and the LGPD in Brazil;

- reduced protection for intellectual property rights in some countries;

- compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.

- increased financial accounting and reporting burdens and complexities, including risks of maintaining internal controls and procedures, which we have experienced in the past and might experience in the future;

- concerns regarding unstable or changing politic and/or economic conditions in the countries in which we operate;

- the impact of global and regional recessions and economic instability;

- heightened risks of unfair or corrupt business practices and of improper or fraudulent sales arrangements;

- reduced protection of free speech and potential restrictions on access to social media and the Internet;

- difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;

- difficulties in repatriating or transferring funds from or converting currencies;

- administrative difficulties, costs and expenses related to various local languages and cultural differences; and

- varied labor and employment laws, including those relating to termination of employees.

As a result of the breadth of our rapidly growing international digital operations, we may incur significant operating expenses, especially measured as a percentage of revenue generated in some of the markets in which we operate and may operate in the future. Our failure to manage successfully our growth internationally could adversely affect our result of operations and financial condition.

Foreign exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise may adversely affecting our ability to repatriate funds.

We keep cash and cash equivalents in certain jurisdictions that have foreign exchange controls, including Argentina, Brazil, India, Nigeria, Pakistan and South Africa, which could result in restrictions on the movement of capital, including our ability to repatriate funds to the United States. Certain other jurisdictions in which we currently or may in the future operate, also have or may have foreign exchange controls or restrictions on the movement of capital, including restrictions on repatriation of funds. Generally speaking, foreign exchange controls take different forms, but may include restrictions on the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, including Argentina, India and South Africa, we must obtain regulatory approval prior to the repatriation of funds from these jurisdictions. We work to obtain applicable approvals in the jurisdictions that impose these controls and restrictions, but we cannot provide any assurance that such approvals will be obtained in a timely manner, or at all. These exchange control measures may also prevent or restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies, to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions or any restrictions on transferring funds out of such jurisdictions). This may subject us to significant foreign exchange risk, which could have an adverse effect on our results of operations, liquidity and financial condition.

In addition, repatriations of funds from other jurisdictions may be subject to withholding, income and other taxes under the laws of those jurisdictions. If our international locations are unable to repatriate funds and/or make other payments or transfers of funds to us when needed, we may be unable to satisfy certain of our financial obligations, which could adversely affect our business, results of operations and cash flow
.

Political instability and greater government control of society and local economies are not uncommon in many emerging economies, including some of the markets in which we operate and may operate in the future.

We operate in 40 countries. The governments of some of the countries in which we operate, primarily emerging economies, often exercise significant influence or control over such countries' economies. In addition, due to a certain level of political instability, changes in government, regimes or political philosophy as a result of democratic or non-democratic actions, may result in changes in policy and regulations. These changes could be sudden and fundamental. Some of such actions and resulting changes may include, among other things:

- blocking access to bank accounts;
- growth or downturn of the economy of the countries in which we operate;
- interest rates and monetary policies;
- exchange rates and currency fluctuations;
- restrictions on capital and funds expatriation;
- exchange control policies and restrictions on remittances abroad and repatriation of funds;
- inflation;
- currency devaluations;
- hyperinflation;
- wage and price controls;
- liquidity of the domestic capital and lending markets;
- blocked access to, or freezes on, bank accounts;
- bank failures without adequate bank deposit insurance protection;
- modifications to laws and regulations, sometimes radical changes, according to political, social and economic interests;
- fiscal policy, monetary policy and changes in tax laws or rates;
- economic, political and social instability, including general strikes, mass demonstrations and civil strikes;
- high levels of unemployment and underemployment;
- labor and social security regulations;
- public health crises, including but not limited to the ongoing COVID-19 pandemic;
- limited infrastructure, including access to telecommunications and Internet services;

- energy and water shortages and rationing;

- commodity prices;

- high levels of organized crime activity;

- government intervention in the private sector, including through potential nationalization or expropriation of private enterprises, and

- other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

We have no control over and cannot predict what measures or policies any governments may take in the future. However, any such changes, or combination of changes, could have an adverse effect on our business, results of operations and financial condition.

We may be exposed to certain risks enforcing our legal rights generally in some of the countries in which we operate.

Unlike the United States, most of the countries in which we operate have a civil law system based on written statutes in which judicial decisions have limited precedential value. While we believe that most or all the countries in which we operate have enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, intellectual property, commerce, taxation and trade, our experience in interpreting and enforcing our rights under these laws and regulations is limited, and our future ability to enforce commercial claims or to resolve commercial disputes in any of these countries is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by national, provincial or municipal governments, agencies and/or courts, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Infrastructure and Internet connectivity in the countries in which we operate may impact our operations.

The emerging economies in which we operate, and in which we may operate in the future, may be prone to weakness in infrastructure, including potential energy shortages and/or outages, inadequate or unreliable telecommunications, and lack of adequate Internet connectivity and bandwidth. Any of these factors could adversely affect the success of an advertiser's advertising campaigns or the perceived benefit to it placing, or continuing to place, digital advertisements in those markets.

The technology on which we rely may not be protectable, which could result in competition from others who may utilize the same, or similar technology.

We rely on various technologies in our business, including but not limited to our Smadex ad purchasing platform, and the aggregation and analysis of data collected about online users in our digital ad solutions operations. While much of this technology is proprietary, we have not determined the extent to which this technology is protectable. To the extent that such technology is not protectable, others could use the same, or similar, technology in competition with us. Such competition could have a material adverse effect on our business, revenue and results of operations.

In the past we have experienced, and we may in the future experience, difficulty establishing adequate management and financial controls in some of the countries in which we operate.

Certain of the countries in which we operate historically have been deficient in U.S.-style local management and concepts of internal control over financial reporting, or ICFR, as well as in modern banking and other control systems. As our digital operations have grown, we have experienced these problems and may experience them in new markets in which we may operate or with companies we have recently acquired or may acquire in the future. We have had, and we may have, difficulty in hiring and retaining a sufficient number of locally-qualified employees to work in such countries who are capable of satisfying all the obligations of a U.S. public reporting company, including ICFR. As a result of these factors, we may experience difficulty in establishing adequate management and financial controls (including ICFR), collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices in such countries in order to meet the requirements of U.S. GAAP and the rules and regulations of the SEC as in effect from time to time that are applicable to reporting companies.

We may be unable to integrate any acquisitions that we undertake successfully, which could disrupt our business and adversely affect our financial conditions and result in operations.

Subject to certain restrictions contained in the 2017 Credit Agreement, we plan to continue to evaluate opportunities to make future acquisitions as opportunities present themselves, in a manner that is consistent with our overall acquisition strategy. We cannot accurately predict the timing, size, and success of any currently planned or future acquisitions. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Additionally, unforeseen expenses, delays and competition frequently encountered in connection with pursuing acquisition targets could inhibit our growth and have an adverse effect on our competitive position and results of operations.

We also may be unable to effectively complete an integration of acquired businesses with our own or achieve our desired operating, growth, and performance goals for acquired businesses. The integration of acquired businesses involves numerous risks, including:

- the potential disruption of our core business;

- the potential strain on our financial and managerial controls, reporting systems and procedures;

- potential unknown liabilities associated with the acquired business;

- costs relating to liabilities which we agree to assume;

- unanticipated costs associated with the acquisition;

- diversion of management's attention from our core business;

- problems assimilating the purchased operations or technologies;

- risks associated with entering markets and businesses in which we have little or no prior experience;

- failure of acquired businesses to achieve expected results;

- adverse effects on existing business relationships;

- the risk of impairment charges related to potential write-downs of acquired assets; and

- the potential inability to create uniform standards, controls, procedures, policies, and information systems.

We cannot assure you that we would be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could have a material adverse effect on our competitive position and results of operations.

We may be subject to intellectual property rights claims by third parties, which may be extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Third parties may assert claims of infringement of intellectual property rights in proprietary technology against us for which we may be liable. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from operating our business. Although third parties may offer a license to their technology, the terms of any offered license may not be satisfactory to us and the failure to obtain a license or the costs associated with any license could have a material adverse effect to our business, results of operations and financial condition. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant's patents or copyrights, royalties or other fees. Any of these events could have a material adverse effect to our business, results of operations and financial condition.

Risks in our Television and Audio Operations

We operate in highly competitive industries subject to changing technologies, and we may not be able to compete successfully.

We operate in highly competitive industries. Our television stations and radio stations compete for audiences and advertising with other television stations, radio stations and digital media platforms, as well as with other forms of media and content delivery. Advances in technologies or alternative methods of content delivery, as well as changes in audience or advertiser expectations driven by changes in these or other technologies and methods of content delivery across our segments, could have a negative effect on our business. Examples of such advances in technologies include video-on-demand, satellite radio, video games, text messaging, streaming video and downloaded content from mobile phones, tablets and other personal video and audio devices. For example, streaming services and devices that allow users to view or listen to television or radio programs on a time-shifted, on-demand basis, and technologies which enable users to fast-forward or skip advertisements altogether, such as DVRs and mobile devices, have caused and are continuing to cause changes in consumer behavior that could affect the perceived attractiveness of our services to advertisers, and could have a material adverse effect on our advertising revenue and results of operations.

In addition, further increases in the use of mobile devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could have a material adverse effect on our advertising revenue and results of operations. Additionally, MVPDs, direct-to-home satellite operators, and other sources have implemented OTT services (operated by MVPDs and others, including Dish Network, AT&T/DirecTV, YouTube and Sony) that allow them to transmit targeted programming or limited bundles of broadcast and non-broadcast programming, that may or may not include our stations, over the Internet to audiences, potentially leading to increased competition for viewers in our markets. New technologies and methods of buying advertising present an additional competitive challenge, as competitors offer products and services such as the ability to purchase advertising programmatically or bundled offline and online advertising, aimed at capturing advertising spend that previously went to broadcasters.

Our inability, for technological, business or other reasons, to adapt to changes in program offerings and technology on a timely and effective basis, exploit new sources of revenue from these changes, or to enhance, develop, introduce and deliver compelling advertising solutions in response to changing market conditions and technologies or evolving expectations of advertisers may have a material adverse effect on our business and results of operations.

Changes in the competitive landscape or technology may impact our ability to monetize our spectrum assets.

With the proliferation of mobile devices, new and expanding mechanisms for the distribution of video programming, and advances in technology that have freed up spectrum capacity, the monetization of our spectrum usage rights has become an integral part of our business in recent years. We rely on the demand to broadcast multicast networks and demand from telecommunications operators to operate interference free in our markets in order to monetize our spectrum. There are no assurances that this demand will continue in future periods. Additionally, program offerings and how they are made available as well as technology involving the utilization of spectrum are evolving rapidly. If we are not able, for technological, business or other reasons, to adapt to these changes in technology on a timely and effective basis, our ability to monetize our spectrum assets could be affected and have an adverse effect on our results of operations.

We do not have long-term commitments from our advertisers, and we may not be able to retain or attract new advertisers or their ad agencies.

Most of our advertising customers or their ad agencies do business with us by requesting that we place insertion orders for advertising. Typically, these insertion orders may be cancelled by our customers or their ad agencies prior to the completion of the campaign without penalty, subject to payment for advertisements that have already been delivered. Our success depends, in part, upon our ability to secure repeat business from existing advertisers, while expanding the number of advertisers for which we provide services. Because we do not have long-term agreements with advertisers, we cannot guarantee that our current advertisers will continue to use our services, or that we will be able to replace advertisers who cease using our services with new advertising customers. These events, were they to occur, would adversely affect our revenue and results of operations, especially if we are unable to replace such advertising purchases. Many of our expenses are based, at least in part, on our expectations of future revenue and are therefore relatively fixed once budgeted. Therefore, weakness in advertising sales would have a material adverse effect on our revenue and results of operations.

We could be adversely affected by a competing radio station's format in a given market in which we operate.

If a competing radio station within a market converts to a format similar to that of one of our stations, or if one of our competitors upgrades its stations, we could suffer a reduction in ratings and advertising revenue in that market.

Our business is exposed to risks associated with the creditworthiness of our key advertisers and other strategic business partners.

Periodic economic downturns may result in financial instability or other adverse effects for many of our advertisers and other strategic business partners. Disruption of the credit markets, a prolonged recession and/or sluggish economic growth in future periods could adversely affect our customers' ability to access credit which supports the continuation and expansion of their businesses and could result in advertising or broadcast cancellations or suspensions, payment delays or defaults by our customers.

We are a party to various retransmission consent agreements that may be terminated or not extended following their current termination dates.

If our retransmission consent agreements are terminated or not extended following their current termination dates, our ability to reach MVPD subscribers and, thereby, compete effectively, may be adversely affected, which could have a material adverse effect on our business and results of operations.

Retransmission consent revenue may not continue to grow at recent rates and are subject to other factors.

While we expect the amount of revenues generated from our retransmission consent agreements to continue to grow in dollar terms in the near-term and beyond, the rate of growth of such revenue may not continue at recent or current rates and may be detrimentally affected by a variety of factors. The principal factor is the reduction in subscribers as existing subscribers elect to terminate service, thereby reducing the subscriber base on which retransmission consent payments are determined. Other factors that may have an adverse effect on such revenues are network program suppliers seeking reverse network compensation, the growing concentration in the MVPD industry, and the resistance of MVPDs to continue to compensate broadcasters adequately for the programming that they deliver. All of these factors may result in the amounts that MVPDs are willing or able to pay for our programming being adversely affected.

We face declining audiences in our television and audio segments.

In general, our television and audio segments face declining audiences, which we believe is present across the broadcast industry, competitive factors with the other major Spanish-language broadcasters, and changing demographics and preferences of audiences in terms of the media they prefer to view, including streaming and social media. We anticipate that these changes in viewer habits will persist and may accelerate for at least the foreseeable future and possibly permanently. Additionally, we have previously noted a trend for advertising to move increasingly from traditional media, such as television, to new media, such as digital media, and we expect this trend to continue. As a result of these trends, future revenue and results of operations in our television and audio segments could be materially and adversely affected.

Fluctuations in audience ratings, and its effect on advertising rates and revenue, could have a material adverse effect on our results of operations.

Audience ratings, and their effect on advertising rates and revenue of our individual stations, are subject to fluctuation. Decreases in audience ratings, with potential resulting decreases in advertising rates and revenue, could have a material adverse effect on our results of operations

TelevisaUnivision's ownership of our Class U common stock may make some transactions difficult or impossible to complete without TelevisaUnivision's consent.

TelevisaUnivision is the holder of all of our issued and outstanding Class U common stock. Although the Class U common stock has limited voting rights and does not include the right to elect directors, we may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things. TelevisaUnivision's ownership interest may have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without TelevisaUnivision's support or due to TelevisaUnivision's then-existing media interests in applicable markets.

If our network affiliation and/or other contractual relationships with broadcast networks, including but not limited to TelevisaUnivision, change in an adverse manner, it could negatively affect our television ratings, business, revenue, results of operations and financial condition.

Our network affiliations and other contractual relationships with television networks, particularly TelevisaUnivision, are essential to our business, revenue and the results of operations of our television stations. If our network affiliation and/or other agreements or contractual relationship with a network, especially in the case of the TelevisaUnivision network, were terminated, in whole or in part, or if a network, such as TelevisaUnivision, were to stop providing programming to us for any reason and we were unable to obtain replacement programming of comparable quality, it could have a material adverse effect on our business, revenue, results of operations and financial condition.

We regularly engage in discussions with our network partners regarding various matters relating to our contractual relationships. If our network partners were to not continue to provide programming, marketing, available advertising time and other support to us on the same basis as currently provided, or if our affiliation agreements or another contractual relationships with them were to otherwise change in an adverse manner, it could have a material adverse effect on our business, revenue, results of operations and financial condition.

Our television stations compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Audience ratings are a key factor in determining our television advertising rates and the revenue that we generate. If our network partners' programming success or ratings were to decline, it could lead to a reduction in our advertising rates and advertising revenue on which our television business depends. Additionally, by aligning ourselves closely with TelevisaUnivision, we might forego other opportunities that could diversify our television programming and avoid dependence on TelevisaUnivision's television networks.

We are subject to cybersecurity threats which could lead to business disruptions or data breaches that could damage our reputation, harm our business, expose us to liability and materially adversely affect our results of operations.

We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems caused by illegal hacking, criminal fraud or impersonation, computer viruses, ransomware, acts of vandalism or terrorism or employee error, and our security measures or those of any third party service providers we use may not detect or prevent such security breaches.

Malicious state actors have increased their cyberattacks not only on private and public entities but increasingly are using supply chain attacks to broadly infiltrate numerous users of compromised systems. We may incur significant costs to investigate, eliminate, remediate or alleviate cybersecurity breaches and vulnerabilities and to improve our information security capabilities, and our efforts to protect against such breaches or vulnerabilities may not be successful. Any such compromise of our information security or the third-party providers on which we rely could also result in the unauthorized publication of our confidential business or proprietary information or the unauthorized release of customer or employee data, including but not limited to PII, or a violation of privacy or other laws in the jurisdictions in which we operate. Such incidents could subject us to substantial governmental fines and civil liability as well as potential litigation. Any of the foregoing could irreparably damage our reputation and business and/or expose us to material monetary liability, which could have a material adverse effect on our business, results of operations and financial condition.

Financial Risks

Our substantial level of debt could limit our ability to grow and compete.

Our total indebtedness, net of unamortized debt issuance costs, was $212.5 million as of December 31, 2022. A significant portion of our cash flow from operations is and will continue to be used to service our debt obligations, and our ability to obtain additional financing is limited by the terms of the 2017 Credit Agreement. We may not have sufficient future cash flow to meet our debt payments, or we may not be able to refinance any of our debt at maturity. We have pledged all of our domestic assets and our existing and future domestic subsidiaries to our lenders as collateral. Our lenders could proceed against the collateral to repay outstanding indebtedness if we are unable to meet our debt service obligations. If amounts outstanding under the 2017 Credit Agreement were to be accelerated, our assets may not be sufficient to repay in full the obligation owed to such lender.

Our substantial indebtedness could have important consequences to our business, including without limitation:

- preventing us, under the terms of the 2017 Credit Agreement, from obtaining additional financing to grow our business and compete effectively;

- limiting our ability, as a practical matter, to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes; and

- placing us at a disadvantage compared to those of our competitors who have less debt or fewer restrictions under the terms of the agreements governing their debt.

Historically, we have a history of net losses in some periods and net income in other periods. We have a significant accumulated deficit. Were we to experience net losses again, our ability to comply with the 2017 Credit Agreement and continue to operate our business as it is presently conducted, could be jeopardized.

We reported net income attributable to common stockholders of $18.1 million and had positive cash flow from operations of $78.9 million for the year ended December 31, 2022. We reported net income attributable to common stockholders of $29.3 million and had positive cash flow from operations of $65.3 million for the year ended December 31, 2021. Additionally, as of December 31, 2022, we had an accumulated deficit of $504.4 million. If we were to experience net losses and/or declining net revenue over a period of time, there could be a material adverse effect on our liquidity and capital resources. In addition, if events or circumstances occur such that we were not able to generate positive cash flow and operate our business as it is presently conducted, we may be required to obtain additional equity or debt financing, refinance our existing debt, sell assets and/or curtail certain operations. There is no assurance that any such transactions, if required, could be consummated on terms satisfactory to us or at all. Any default under our 2017 Credit Facility, or inability to renegotiate such agreements or obtain additional financing if needed, would have a material adverse effect on our overall business and financial condition.

Our ability to generate the significant amount of cash needed to service our indebtedness and financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control. In addition, we may not be able to pay amounts due on our indebtedness.

As of December 31, 2022, we had outstanding total indebtedness, net of unamortized debt issuance costs, of $212.5 million. Our ability to make payments on and refinance our indebtedness, including the amounts borrowed under our 2017 Credit Facility and other financial obligations, and to fund our operations, depends on our ability to generate substantial operating cash flow. Our cash flow generation will depend on our future performance, which is subject to many factors, including prevailing economic conditions and financial, business and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our 2017 Credit Facility or otherwise, in amounts sufficient to enable us to service our indebtedness, including the borrowings under our

2017 Credit Facility, or to fund our other liquidity needs. If events or circumstances occur such that we are not able to generate positive cash flow and operate our business as it is presently conducted, we may be required to refinance our existing indebtedness, sell assets, curtail certain operations and/or obtain additional equity or debt financing. There is no assurance that any such transactions, if required, could be consummated on terms satisfactory to us or at all. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on our indebtedness.

If we cannot raise required capital, we may have to reduce or curtail certain existing operations.

We require significant additional capital for general working capital and debt service needs. If our cash flow and existing working capital are not sufficient to fund our general working capital and debt service requirements, we will have to raise additional funds by selling equity, issuing debt, refinancing some or all of our existing debt, selling assets or subsidiaries and/or curtailing certain operations. None of these alternatives for raising additional funds may be available, or available on terms satisfactory to us, in amounts sufficient for us to meet our then requirements. In addition, our ability to raise additional funds and engage in acquisitions and divestitures is limited by the terms of the 2017 Credit Agreement. Our failure to obtain any required new financing may, if needed, could have a material adverse effect on our results of operations and financial condition.

Our advertising revenue can vary substantially from period to period based on many factors beyond our control, including but not limited to those discussed herein. This volatility affects our operating results and may reduce our ability to repay indebtedness or reduce the market value of our securities.

We rely on sales of advertising time for most of our revenues and, as a result, our operating results are sensitive to the amount of advertising revenue we generate. If we generate less revenue, it may be more difficult for us to repay our indebtedness and the value of our business may decline. Among other things, our ability to sell advertising time depends on:

- the levels of advertising, which can fluctuate between and among industry groups and in general, based on industry and general economic conditions;

- for our television and audio segment, the health of the economy in the markets where our television and radio stations are located and in the nation as a whole, and for our digital segment, the health of the economy in the markets where our digital advertising customers, publishers and audiences are located, and globally as a whole;

- the popularity of our programming on its own and as compared to that of our competition;

- changes in the makeup of the population in the markets where our television and radio stations are located;

- the activities of our competitors, including increased competition from other forms of advertising-based media, such as other broadcast television stations, radio stations, MVPDs, Internet and broadband content providers, and publishers and digital advertising technology companies serving the same markets;

- changes in advertising choices and placements in different media, such as new media, compared to traditional media such as television and radio;

- revenue in our digital segment depends significantly on our ability to adapt to rapidly changing technology, as well as consumer preferences and expectations as a result thereof; and

- other factors that may be beyond our control, including without limitation legislative and/or regulatory action affecting any of our operations.

The 2017 Credit Agreement contains various covenants that limit management's discretion in the operation of our business and could limit our ability to grow and compete.

Subject to certain exceptions, the 2017 Credit Agreement contains covenants that limit the ability of us and our restricted subsidiaries to, among other things:

- incur liens on our property or assets;

- make certain investments;

- incur additional indebtedness;

- consummate any merger, dissolution, liquidation, consolidation or sale of substantially all our assets;

- make certain acquisitions;

- dispose of certain assets;

- make certain restricted payments;

- enter into substantially different lines of business;

- enter into certain transactions with affiliates;

- use loan proceeds to purchase or carry margin stock or for any other prohibited purpose;

- change or amend the terms of our organizational documents or the organization documents of certain restricted subsidiaries in a materially adverse way to the lenders, or change or amend the terms of certain indebtedness;

- enter into sale and leaseback transactions;

- make prepayments of any subordinated indebtedness, subject to certain conditions; and

- change our fiscal year, or accounting policies or reporting practices.

Moreover, if we fail to comply with certain customary terms of default under the 2017 Credit Agreement, our lenders could:

- elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or

- terminate their commitments, if any, to make further extensions of credit.

Any such action by our lenders would have a material adverse effect on our overall business and financial condition.

Uncertain or adverse economic conditions may have a material adverse effect on our industry, as well as our business, results of operations and financial condition.

Uncertain or adverse economic conditions could have a material adverse effect on the fundamentals of our business, results of operations and/or financial condition. These conditions could have a negative impact on our industry or the industry of those customers who advertise on our stations, including, among others, the automotive, services, healthcare, retail, travel, restaurants, and telecommunications industries, which provide a significant amount of our advertising revenue, or who purchase digital advertising through us in our digital segment. There can be no assurance that we will not experience any material adverse effect on our business as a result of current or future economic conditions or that the actions of the United States Government, Federal Reserve or other governmental and regulatory bodies in the various jurisdictions in which we operate, for the purpose of stimulating the economy or financial markets, will achieve their intended effect. Additionally, some of these actions may adversely affect financial institutions, capital providers, advertisers or other consumers, or our results of operations, financial condition or the trading price of our securities. Potential consequences of the foregoing include:

- the financial condition of companies that advertise on our stations or who purchase digital advertising through us in our digital segment, which companies may file for bankruptcy protection or face severe cash flow issues, resulting in a significant decline in our advertising revenue;

- our ability to borrow capital on terms and conditions that we find satisfactory, or at all, may be limited, which could limit our ability to refinance our existing debt;

- potential increased costs of borrowing capital if interest rates rise;

- our ability to pursue permitted acquisitions or divestitures of television or radio assets may be limited, both as a result of these factors and, with respect to acquisitions and dispositions, limitations contained in the 2017 Credit Agreement;

- the possible further impairment of some or all of the value of our syndicated programming, goodwill and other intangible assets, including our broadcast licenses; and

- the possibility that our lenders under our 2017 Credit Facility could refuse to fund its commitment to us or could fail, and we may not be able to replace the financing commitment of any such lender on satisfactory terms, or at all.

Actual or perceived difficulties in the global capital and credit markets have adversely affected, and uncertain or adverse economic conditions may materially and adversely affect our business, as well as the industries of many of our customers.

Some of the markets and jurisdictions in which our advertisers operate, such as the services, telecommunications, automotive, fast food and restaurants, and retail industries, are cyclical in nature, thus posing a risk to us which is beyond our control. A decline in consumer and business confidence and spending, together with significant reductions in the availability and increases in the cost of credit and volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate, which in turn could affect the profitability of our business. Our business is significantly exposed to risks associated with the creditworthiness of our key advertisers and other strategic business partners across our business segments. These conditions have resulted, from time to time in the past in our television and audio segments, and could again result in any of our business segments, in financial instability or other adverse effects at many of our advertisers and other strategic business partners. The consequences of such adverse effects could include the delay or cancellation of customer advertising orders, cancellation of our programming and termination of facilities that broadcast or re-broadcast our programming. The recurrence of any of these conditions may materially and adversely affect our revenue, results of operations and financial condition. Any future disruption of the credit markets, increases in interest rates and/or sluggish economic growth in future periods could adversely affect our customers' access to or cost of credit, which supports the continuation and expansion of their businesses, and could result in advertising cancellations or suspensions, payment delays or defaults by our customers.

The current uncertain economic environment resulting from the COVID-19 pandemic and the continuing effects of the pandemic, as well as general economic cycles, may have a material adverse effect on our industry, as well as our business, results of operations and financial condition.

The COVID-19 pandemic caused a severe interruption in daily life and business throughout the United States and around the world, causing concerns about the extent and duration of the resulting economic environment. The continuation or worsening of current economic conditions could have a material adverse effect on the fundamentals of our business, results of operations and financial condition. These conditions could also have a negative impact on our industry or the industry of those customers who advertise on our stations, including, among others, the automotive, services, healthcare, retail, travel, restaurant and telecommunications industries, which provide a significant amount of our advertising revenue, or who purchase digital advertising through us in our digital segment. There can be no assurance that we will not experience any further material adverse effect on our business as a result of the current economic environment, general economic cycles including recessions, or that the actions of the United States Government, Federal Reserve or other U.S. or foreign governmental and regulatory bodies for the purpose of addressing any resurgence of the pandemic, or stabilizing economies or financial markets, will achieve their intended effect.

Potential consequences of the foregoing include:

- the financial condition of companies that advertise on our stations, which companies might file for bankruptcy protection or face severe cash flow issues, resulting in a significant decline in our advertising revenue;

- the financial condition of advertising customers or their ad agencies that purchase digital advertising through us in our digital segment;

- our ability to borrow capital on terms and conditions that we find acceptable, or at all, may be limited as a result of liquidity restrictions at financial institutions and others, which could limit our ability to meet our expenses as they become due;

- the possible further impairment of some or all of the value of our tangible assets, goodwill and other intangible assets, including our digital assets and broadcast licenses;

- our ability to pursue permitted acquisitions or divestitures may be limited, both as a result of these factors and due to restrictions contained in the 2017 Credit Agreement; and

- the possibility that one or more of the lenders under our 2017 Credit Facility could refuse to fund its commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

The current uncertain economic environment resulting from the COVID-19 pandemic and the continuing effects of that environment, as well as general economic cycles, and their impact on consumer and general business confidence, could materially and adversely effect on us.

The COVID-19 pandemic created increasingly difficult operational and financial conditions for companies globally. If the current and possible continuing conditions are similar to previous recessions and severe economic downturns, consumer confidence could decline, and business and consumer spending could be curtailed, and could remain so, for an extended period. Consumer purchases of advertising time are sensitive to these conditions and may decline in future periods where disposable income is adversely affected or there is economic uncertainty, whether as a result of the COVID-19 pandemic or otherwise, including general economic cycles such as recessions. The tightening of credit in financial markets also adversely affects the ability of our customers to obtain financing for advertising purchases.

Adverse or uncertain general economic conditions may cause potential customers to cancel, defer or forgo the purchase of advertising time. The consequences of such adverse or uncertain conditions could also include cancellation of our programming and termination of facilities that broadcast or re-broadcast our programming. Moreover, insolvencies associated with the economic crisis resulting from the pandemic, or general economic cycles including recessions, could adversely affect our business through the loss of carriers and customers or by hampering our ability to sell advertising or generate retransmission consent revenue. Additionally, reduced levels of staffing due to possible layoffs in such situations could also have a negative impact on our business by spreading our personnel resources too thinly and not being able to cover all of our customer markets as effectively as in most economically robust periods. The occurrence of any one or more of these conditions may materially and adversely affect our results of operations, cash flow and financial condition.

Current uncertain economic conditions may affect our financial performance or our ability to forecast or budget for our business with accuracy.

Our operations and performance depend significantly on U.S. and, increasingly, international, economic conditions and their impact on purchases of advertising by our customers. As a result of the economic environment resulting from the COVID-19 pandemic and general economic cycles including recessions, general economic conditions may not improve, or even deteriorate significantly, through future periods in 2023 and possibly beyond, depending upon the extent and duration of the pandemic and the rate at which economies recover, and the duration and extent of any recession that may occur. As a result, economic conditions may remain volatile and uncertain for the foreseeable future.

We believe that if this uncertainty continues in future periods, our customers may alter their purchasing activities in response to then current economic conditions, and, among other things, our customers may change or scale back future purchases of advertising. This uncertainty may also affect our ability to prepare accurate financial forecasts or meet specific forecasted results. It is currently unclear as to what overall effect the current economic conditions and uncertainties will continue to have on the marketplace and our future business. If we are unable to adequately respond to or forecast further changes in demand for advertising if current economic conditions persist or deteriorate further, our business, results of operations and financial condition may be materially and adversely affected.

We have a significant amount of goodwill and other intangible assets and we may never realize the full value of our intangible assets.

Goodwill and intangible assets totaled $356.3 million and $344.8 million at December 31, 2022 and 2021, respectively, primarily attributable to acquisitions in prior years. At the date of these acquisitions, the fair value of the acquired goodwill and intangible assets equaled its book value.

Goodwill and indefinite life intangible assets are tested annually on October 1 for impairment, or more frequently if events or changes in circumstances indicate that our assets might be impaired. Such circumstances may include, among other things, a significant decrease in our operating performance, decrease in prevailing broadcast transaction multiples, deterioration in broadcasting industry revenues, adverse market conditions, a significant decrease in our market capitalization, adverse changes in applicable laws and regulations, including changes that restrict the activities of or affect the products or services sold by our businesses and a variety of other factors. Appraisals of any of our reporting units or changes in estimates of our future cash flows could affect our impairment analysis in future periods and cause us to record either an additional expense for impairment of assets previously determined to be impaired or record an expense for impairment of other assets. Depending on future circumstances, we may never realize the full value of our intangible assets. Any determination of impairment of our goodwill or other intangibles could have a material adverse effect on our financial condition.

Changes in our accounting estimates and assumptions could negatively affect our financial position and operating results.

We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities, and our financial statements. We are also required to make certain judgments that affect the reported amounts of revenue and expenses during each reporting period. We periodically evaluate our estimates and assumptions, including those relating to the valuation of intangible assets, investments, income taxes, stock-based compensation, reserves, litigation and contingencies. We base our estimates on historical experience and various assumptions that we believe to be reasonable at the time we make those assumptions, based on specific circumstances. Actual results could differ materially from our estimated results. Additionally, changes in accounting standards, assumptions or estimates may have a material adverse effect on our results of operations, cash flows and financial condition.

We expect to experience fluctuations in foreign exchange rates in our overseas operations, which may increase if and as our overseas operations expand.

Our digital segment engages in business operations involving a large number of currencies.

Our consolidated financial statements of our operations outside the United States are translated into U.S. Dollars at the average exchange rates in each applicable period. To the extent that the U.S. Dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions will result in reduced revenue and operating expenses for our international operations. Similarly, to the extent that the U.S. Dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue and operating expenses for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign operations into U.S. Dollars in consolidation. In addition, we may have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. Moreover, some of the countries in which our digital segment operates, including Mexico, Argentina and Brazil, have experienced significant and sometimes sudden devaluations of their currency over time, which could magnify these fluctuations, should they happen again in the future.

Regulatory Risks

Legislation and regulation of the digital advertising businesses, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our business model.

U.S. and foreign governments have enacted, considered or are currently considering legislation or regulations that relate to digital advertising activities and the use of consumer data in digital advertising. Such legislation or regulations could increase our cost of doing business, and could reduce the demand for our digital advertising solutions, materially and adversely affecting our digital operations and results of operations.

Several states have enacted laws which affect the collection, use, retention, protection, disclosure, transfer and other processing of personal data, particularly in relation to digital advertising services, which can limit the data available for use in Smadex or the global media companies who are our commercial partners and to optimize our customers' advertising impressions. New laws and regulations can further increase our current cost of compliance, limit our ability to collect and process personal data, expose us to regulatory investigations and civil actions, and cause us to change our business practices. Because these are new laws in the United States, they are also subject to interpretation and evolving regulation, it is possible that these laws and related regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws and regulations to which we are subject or our business practices. These laws and regulations may also impose obligations that are inconsistent with or interfere with our ability to comply with other legal obligations. Uncertainty and varying compliance efforts can further increase our cost of compliance and add complexity to our operations, which may have a material adverse effect on our business and results of operations.

Privacy legislation in other jurisdictions also continues to evolve. Such legislation will require additional compliance measures, which can incur addition costs and expose us to increased regulatory scrutiny, which may increase the cost and complexity of delivering our services. We may also be required to change our current practices regarding the volume of personal data that can be collected and used for our business purposes, including by our customers. This could have a negative effect on the value and efficiency of our services, resulting in a material adverse effect on our business and results of operations.

Our failure to comply with rapidly changing laws and regulations could subject us to enforcement action, fines and reputational harm, resulting in a material adverse effect on our business, results of operations and financial condition.

Data protection and privacy-related laws and regulations are evolving rapidly and are expected to continue to do so both in the United States and many other jurisdictions in which we operate and may operate in the future. Ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions could result if we are unable to comply with numerous regulatory schemes in all the jurisdictions in which we operate. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international laws and regulations, including laws and regulations governing privacy, data security or consumer protection, could result in proceedings against us by governmental entities, consumers or others. Any such proceedings could force us to spend significant amounts in defense of these proceedings, distract our management, result in fines or require us to pay significant monetary damages, damage our reputation, materially and adversely affect the demand for our services, increase our costs of doing business or otherwise cause us to change our business practices or limit or inhibit our ability to operate or expand our digital operations.

Measures we take to protect PII and other confidential information, as required by the laws and regulations to which we are subject, may not be effective, and could expose us to significant liability.

While we take measures to protect the security of information, including PII, that we collect, use and disclose in the operation of our business, such measures may not always be effective. Software bugs, malware, theft, misuse, defects, vulnerabilities in our products and services, and security breaches expose us to a risk of loss or improper use and disclosure of such information, which could result in litigation and other potential liability, including regulatory fines and penalties, as well as reputational harm.

Our reliance on third parties to perform certain functions could expose us to significant liability based on their actions or inactions.

Because, at times, we rely on third parties to perform functions on our behalf, non-compliance by these third parties with laws and regulations relating to the services they provide to us, as well as their failure to secure adequately the information that we entrust to them, may subject us to additional legal exposure. The increased regulatory scrutiny of data practices has complicated the process of engaging third party service providers and performing due diligence and supplier management processes, and limited some parties' willingness to share, process or store data that supports consumer marketing and advertising, which could also have a material adverse effect on our business and results of operations.

If we cannot renew our FCC broadcast licenses, our broadcast operations would be impaired, which could have a material and adverse effect on our business, results of operations and financial condition.

Our television and radio businesses depend upon maintaining our broadcast licenses, which are issued by the FCC. The FCC has the authority to renew licenses, not renew them, renew them only with significant qualifications, including renewals for less than a full term, or revoke them. Beginning in September 2019 and continuing through December 2022, we (along with all other FCC radio and television licensees) submitted applications to renew the FCC licenses of each of our radio and television stations. Although a substantial majority of our radio station licenses and many of our television station licenses have been renewed for their full terms in the ordinary course, we cannot guarantee that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could materially and adversely affect our operations. Failing to renew any of our stations' main licenses would prevent us from operating the affected stations, which could materially and adversely affect our business, results of operations and financial condition. If we renew our licenses with substantial conditions or modifications (including renewing one or more of our licenses for less than the standard term of eight years), it could have a material adverse effect on our business, results of operations and financial condition.

Any failure to maintain our FCC broadcast licenses could cause a default under our 2017 Credit Facility and cause an acceleration of our indebtedness.

Our 2017 Credit Facility requires us to maintain our FCC licenses. If the FCC were to revoke or place significant limitations on any of our material licenses, our lender could declare us in default under the 2017 Credit Agreement. Among the consequences in the event of a default thereunder could be a declaration by our lenders that all amounts outstanding under the 2017 Credit Facility are immediately due and payable. If our indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

Displacement of any of our low-power television stations (other than Class A stations) could cause our ratings and revenue for any such station to decrease.

We own and operate a number of television stations in the FCC's low-power television service. Our low-power television stations operate with less power and coverage than our full-power stations. The FCC rules under which we operate provide that low-power television stations (but not our Class A television stations) are treated as a secondary service. If any or all of our low-power stations are found to cause interference to full-power stations or sufficient channels become unavailable to accommodate incumbent broadcast television stations, owing to the relocation of full-power stations to fewer channels as part of the incentive auction repacking process, we could be required to eliminate the interference, terminate service, or consider other options, including channel sharing arrangements. In a few urban markets where we operate, including San Diego, there are a limited number of alternative channels to which our low-power television stations can migrate. As a result of the elimination of part of the broadcast spectrum or otherwise, we conducted a review of our low-power television stations that resulted in the return of certain of our licenses as we seek to optimize our low-power station portfolio.

Because our full-power television stations rely on retransmission consent rights to obtain MVPD carriage, new laws or regulations that eliminate or limit the scope of our MVPD carriage rights or affect how we negotiate our agreements, could have a material adverse effect on our television operations.

We no longer rely on "must carry" rights to obtain the retransmission of our full-power television stations on MVPDs. New laws or regulations could affect retransmission consent rights and the negotiating process between broadcasters and MVPDs and this in turn may affect our negotiating strategies and the economic results we achieve in such negotiations. For instance, the inability of non-common owners of television stations in a television market to negotiate with MVPDs has an impact on our negotiating arrangements with TelevisaUnivision.

As we have come to the end of the term of our carriage agreement with TelevisaUnivision for certain of our markets, we have had to confront retransmission consent agreements that are conditioned on the carriage of Univision or UniMás Network programming. In the absence of such programming, our stations in affected markets have faced the loss of carriage on MVPDs until the commencement of the next carriage election cycle, where we may choose to elect must carry treatment.

Our low-power television stations do not have MVPD "must carry" rights. Some of our low-power television stations are carried on MVPDs as they provide broadcast programming the MVPDs desire or are part of the retransmission consent agreements to which we are a party. Where MVPDs are not contractually required to carry our low-power stations, we face future uncertainty with respect to the availability of MVPD carriage for our low-power television stations.

Carriage of our signals on DBS services is subject to DBS companies providing local broadcast signals in the television markets we serve and our decision as to the terms upon which our signals will be carried.

SHVIA allowed DBS television companies, which are currently DirecTV and Dish Network, to transmit local broadcast television station signals back to their subscribers in local markets. In exchange for this privilege, SHVIA required that in television markets in which a DBS company elects to pick up and retransmit any local broadcast station signals, the DBS provider must also offer to its subscribers signals from all other qualified local broadcast television stations in that market. Our broadcast television stations in markets for which DBS operators have elected to carry local stations have previously obtained carriage under this "carry one/carry all" rule.

SHVIA expired in 2004 and Congress adopted SHVERA, which expired in 2009, but was extended in May 2010 by STELA. STELA and STELAR provide further five-year extensions. The TVPA has made these provisions permanent.

Changes in the FCC's ownership rules could lead to increased market power for our competitors or could place limits on our ability to acquire stations in certain markets.

As required by the Communications Act and as the regulator of over-the-air broadcasting, the FCC, both on a quadrennial basis and in individual proceedings, continues to review its policies for the ownership of both radio and television stations. To date, only a reduction in the nationwide television cap, to 39% of the viewing public, has been the subject of federal legislation. The impact of changes in the FCC's rules as to how many stations a party may own, operate and/or control, and how these are counted, depends on whether the FCC expands its ownership limits, as it has done in the past, or adopts new limits on ownership, as it has also done as in the case of time brokerage and joint sales agreements. In the case of the former, expanding ownership limits could result in our competitors' ability to increase their ownership presence in the markets in which we operate. In the case of the latter, as has been discussed herein in connection with the UHF discount and attribution of joint sales agreements, we may be unable to acquire stations in markets where additional station ownership would enable us to achieve operating efficiencies or grow our broadcasting business. The 2014 Quadrennial Review, the one most recently completed, resulted in the adoption of changes to the FCC's ownership rules that we had deemed favorable to us.

We rely on over-the-air spectrum which is being altered in connection in the incentive auction context, the results of which may affect the broadcasting services in general and our operations in particular.

Our television business operates through over-the-air transmission of broadcast signals. These transmissions are authorized under licenses issued to our stations by the FCC. The current electromagnetic spectrum is finite and certain parts of the spectrum are better than others owing to the ability of electromagnetic signals to penetrate buildings. This is the portion of the spectrum where broadcast stations operate.

With the advent of mobile wireless communications and its use not only for voice but for broadband distribution, the need for spectrum has grown. The FCC has sought to increase the amount of spectrum available for use by wireless broadband services at the expense of over-the-air broadcast services. Available sources of such spectrum are limited and the spectrum allotted for television broadcasting has been identified as spectrum that the FCC seeks to recover in part and make available for wireless broadband use. In 2017, the FCC conducted an incentive auction involving relinquishing and repurposing broadcast spectrum usage rights that have been auctioned off for what is expected to be wireless service use. While existing broadcasters that did not relinquish spectrum usage rights as part of the incentive auction are entitled to have their service protected, the future of broadcasting with a smaller and repacked broadcast band is now a reality. In this regard, it cannot be certain how the FCC's efforts to secure additional spectrum for mobile wireless communications and the incentive auction, including the results of our participation in the incentive auction process and repacking processes that accompanied the redistribution of reduced broadcast spectrum, will affect television broadcasting in general and our operations in particular. There are significant political, legal and technical issues to overcome and be considered by us as the changes in spectrum operation and usage occur.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in certain countries, including some of the countries in which we operate. If our competitors engage in these practices, they may receive preferential treatment, , giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put us at a disadvantage. Although we inform our own personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties under the FCPA, with respect to which there is robust enforcement in the United States.

Investor Risks

Stockholders who desire to change control of our company may be prevented from doing so by provisions of our certificate of incorporation and the 2017 Credit Agreement. In addition, other agreements contain provisions that could discourage a takeover.

The provisions of our Class U common stock, contained in our Second Amended and Restated Certificate of Incorporation, or our certificate of incorporation, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. The provisions of our certificate of incorporation could diminish the opportunities for a stockholder to participate in tender offers. In addition, under our certificate of incorporation, our board of directors may issue preferred stock on terms that could have the effect of delaying or preventing a change in control of our company. The issuance of preferred stock could also negatively affect the voting power of holders of our common stock. The provisions of our certificate of incorporation may have the effect of discouraging or preventing an acquisition or sale of our business.

In addition, the 2017 Credit Agreement contains limitations on our ability to enter into a change of control transaction. Under the 2017 Credit Agreement, the occurrence of a change of control would constitute an event of default permitting acceleration of our outstanding indebtedness.

The terms of any additional equity or convertible debt financing could contain terms that are superior to the rights of our existing security holders.

Depending upon our future results of operations, and our ability to further reduce costs as necessary and comply with our financing agreements, we may require additional equity or debt financing. If future funds are raised through issuance of stock or convertible debt, these securities could have rights, privileges and preference senior to those of our Class A common stock. The sale of additional equity securities or the issuance of securities convertible into or exchangeable for Class A common stock or other of our equity securities could also result in dilution to our current stockholders. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all.

Available Information

We make available free of charge on our corporate website, *www.entravision.com*, the following reports, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC:

- our annual report on Form 10-K;

- our quarterly reports on Form 10-Q; and

- our current reports on Form 8-K.

The information on our website is not, and shall not be deemed to be, a part of this report or incorporated by reference into this or any other filing we make with the SEC.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Our corporate headquarters are located in Santa Monica, California. We lease approximately 16,000 square feet of space in the building housing our corporate headquarters under a lease that was most recently amended as of June 7, 2022. The lease, as amended, provides that we will relocate and expand our corporate headquarters within the same building to a space consisting of approximately 38,000 square feet, at which point the term of the lease will be extended until January 31, 2034. We moved into temporary premises in December 2022 pending the build-out of the permanent premises and expect to complete our relocation into the permanent premises during the first half of 2023.

We also lease approximately 41,000 square feet of space in the building housing our radio network headquarters in Los Angeles, California, under a lease that we terminated as of September 30, 2022. In respect of this termination, we paid a termination fee of approximately $0.4 million as of September 30, 2022. We will continue to lease this space on a month-to-month basis and intend on relocating all of our personnel into our new, permanent premises in Santa Monica
.

The types of properties required to support each of our television stations, radio stations and digital operations typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of our office, studio and tower facilities are leased pursuant to long-term leases. We also own the buildings and/or land used for office, studio and tower facilities at certain of our television and/or radio properties. We own substantially all of the equipment used in our television and radio broadcasting business. We believe that all of our facilities and equipment are adequate to conduct our present operations. We also lease certain facilities and broadcast equipment in the operation of our business. See Note 8 to Notes to Consolidated Financial Statements.

ITEM 3.   LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us or our business.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our Class A common stock has been listed and traded on The New York Stock Exchange since August 2, 2000 under the symbol "EVC."

As of March 13, 2023, there were approximately 97 holders of record of our Class A common stock. We believe that the number of beneficial owners of our Class A common stock substantially exceeds this number.

Performance Graph

The following graph, which was produced by S&P Global Market Intelligence, depicts our performance for the period from December 31, 2017 through December 31, 2022, as measured by total stockholder return calculated on a dividend reinvestment basis, on our Class A common stock, compared with the total return of the S&P 500 Index, the S&P Broadcasting & Cable TV Index and the Dow Jones U.S. Media Index. This graph assumes $100 was invested in each of our Class A Common Stock, the S&P 500 Index, the S&P Broadcasting & Cable TV Index and the Dow Jones U.S. Media Index, as of the market close on December 31, 2017. Starting in our Annual Report on Form 10-K for the year ended December 31, 2021, we added the Dow Jones U.S. Media Index, which was not included in the years prior to 2021, to reflect that we are a U.S.-based media company that has diversified our operations beyond broadcasting to include our digital operations. Upon request, we will furnish to stockholders a list of the component companies of such indices.

We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Entravision Communications Corporation, the S&P 500 Index, the S&P Broadcasting Index,
and the Dow Jones U.S. Media Index



			Period Ending			
Index	**12/31/17**	**12/31/18**	**12/31/19**	**12/31/20**	**12/31/21**	**12/31/22**
Entravision Communications Corporation	100.00	42.71	41.03	46.04	115.59	83.42
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
S&P Broadcasting Index	100.00	87.90	95.70	83.44	79.36	55.54
Dow Jones U.S. Media Index	100.00	95.84	126.17	154.57	144.79	86.82

Dividend Policy

We currently pay a dividend on our Class A common stock. Our future dividend policy, including the amount of any dividend, will depend on factors considered relevant in the discretion of the Board of Directors, which may include, among other things, our earnings, capital requirements and overall financial condition. In addition, the 2017 Credit Agreement places certain restrictions on our ability to pay dividends on any class of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding outstanding options and shares reserved for future issuance under our equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders:			
Incentive Stock Plans (1)	260,000	$ 2.48(2)	6,240,838

(1) Represents information with respect to both our 2000 Omnibus Equity Incentive Plan and our 2004 Equity Incentive Plan. No options, warrants or rights have been issued other than pursuant to these plans.
(2) Weighted average exercise price of outstanding options; excludes restricted stock units.

Issuer Purchases of Equity Securities

On March 1, 2022, our Board of Directors approved a share repurchase program of up to $20 million of our common stock. Under this share repurchase program, we are authorized to purchase shares from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors. On the same date, the Board terminated our previous share repurchase program of up to $45 million of our common stock.

As of December 31, 2022, we have repurchased a total of 1.8 million shares of our Class A common stock under the new share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43. All such repurchased shares were retired as of December 31, 2022.

ITEM 6.   RESERVED

ITEM 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion of our consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020 and consolidated financial condition as of December 31, 2022 and 2021 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 10-K.

The discussion and analysis of our financial condition and results of operations for 2022 compared to 2021 appears below. As permitted by SEC rules, we have omitted the discussion and analysis of our financial condition and results of operations for 2021 compared to 2020. See Item 7, "Management's Discussions and Analysis of Financial Condition and Results of Operations", in our Annual Report on Form 10-K for the year ended December 31, 2021, for this discussion.

OVERVIEW

We are a leading global advertising solutions, media and technology company. Our operations encompass integrated, end-to-end advertising solutions across multiple media, comprised of digital, television and audio properties. Our digital segment, whose operations are primarily located in Latin America, Europe, the United States, Asia and Africa, reaches a global market, with a focus on advertisers in emerging economies that wish to advertise on digital platforms owned and operated primarily by global media companies. Our television and audio operations reach and engage U.S. Hispanics in the United States. For financial reporting purposes, we report in three segments based upon the type of advertising medium: digital, television and audio (formerly radio). Our net revenue for the year ended December 31, 2022 was $956.2 million. Of that amount, revenue attributed to our digital segment accounted for approximately 78%, revenue attributed to our television segment accounted for approximately 15%, and revenue attributed to our audio (formerly radio) segment accounted for approximately 7%.

We provide digital end-to-end advertising solutions that allow advertisers to reach online users worldwide. These solutions are comprised of four business units:

- our digital commercial partnerships business;

- Smadex, our programmatic ad purchasing platform;

- our mobile growth solutions business; and

- our digital audio business.

Through our digital commercial partnerships business – the largest of our digital business units – we act as an intermediary between primarily global media companies and advertising customers or their ad agencies. The global media companies we represent include Meta (formerly known as Facebook Inc.), Twitter, ByteDance, which owns the TikTok platform, and Spotify, as well as other media companies, in 30 countries throughout the world. Our dedicated local sales teams sell advertising space on these media companies' digital platforms to our advertising customers or their ad agencies for the placement of ads directed to online users of a wide range of Internet-connected devices. We also provide some of our advertising customers billing, technological and other support, including strategic marketing and training, which we refer to as managed services.

Smadex is our programmatic ad purchasing platform, on which advertisers can purchase ad inventory. This practice – the purchase and sale of advertising inventory electronically – is referred to in our industry as programmatic advertising. Smadex is also a "demand-side" platform, which allows advertisers to purchase space from online marketplaces on which media companies list their advertising inventory. Most advertisements acquired through Smadex are placed on mobile devices, but they may also be placed on computers and Internet-connected televisions. We also provide managed services to some of our advertising customers in connection with their use of our Smadex platform.

We also offer a mobile growth solutions business, which provides managed services to advertisers looking to connect with consumers, primarily on mobile devices. This business allows us to manage programmatic media buys for our advertising customers or their ad agencies through multiple ad purchasing platforms in real time across multiple channels.

Our digital audio business provides digital audio advertising solutions for advertisers in the Americas. Our advertising customers and their ad agencies use these solutions to promote their brands on online audio streams, and provides them with tools to target specific users by demographic and geographic categories.

We have a diversified media portfolio that targets Hispanic audiences. We own and/or operate 49 primary television stations located primarily in California, Colorado, Connecticut, Florida, Kansas, Massachusetts, Nevada, New Mexico, Texas and Washington, D.C. Our television operations comprise the largest affiliate group of both the top-ranked primary Univision television network of

TelevisaUnivision Inc., or TelevisaUnivision, and TelevisaUnivision's UniMás network. We own and operate 45 radio stations in 14 U.S. markets. Our radio stations consist of 37 FM and 8 AM stations located in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. We also sell advertisements and syndicate radio programming to more than 100 markets across the United States.

In our digital segment, we generate revenue primarily from sales of advertising that are placed by our advertising customers or their ad agencies on the digital platforms of third-party media companies for which we act as commercial partner or placed directly with online digital marketplaces through our Smadex platform. In our television and audio segments, we generate revenue primarily from sales of national and local advertising time on television stations and radio stations, retransmission consent agreements that are entered into with MVPDs and agreements associated with our television stations' spectrum usage rights. Advertising rates are, in large part, based on each medium's ability to attract audiences in demographic groups targeted by advertisers. In our digital segment, we recognize advertising revenue when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. In our television and audio segments, we recognize advertising revenue when commercials are broadcast. We do not obtain long-term commitments from our advertisers across any of our operations and, consequently, they may cancel, reduce or postpone orders without penalties. In our television and audio segments, we pay commissions to agencies for local and national advertising. For contracts we have entered into directly with agencies, we record net revenue from these agencies.

We refer to the revenue generated by agreements with MVPDs as retransmission consent revenue, which represents payments from MVPDs for access to our television station signals so that they may rebroadcast our signals and charge their subscribers for this programming. We recognize retransmission consent revenue earned as the television signal is delivered to an MVPD.

Our FCC licenses grant us spectrum usage rights within each of the television markets in which we operate. These spectrum usage rights give us the authority to broadcast our stations' over-the-air television signals to our viewers. We regard these rights as a valuable asset. With the proliferation of mobile devices and advances in technology that have freed up spectrum capacity, the monetization of our spectrum usage rights has become a significant source of revenue in recent years. We generate revenue from agreements associated with these television stations' spectrum usage rights from a variety of sources, including but not limited to agreements with third parties to utilize spectrum for the broadcast of their multicast networks; charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with our broadcasting operations; and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. Revenue generated by such agreements is recognized over the agreement of the lease or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference. In addition, subject to certain restrictions contained in our 2017 Credit Agreement, we will consider strategic acquisitions of television stations to further this strategy from time to time, as well as additional monetization opportunities expected to arise as the television broadcast industry implements the standards contained in ATSC 3.0.

In our digital segment, our primary expense is cost of revenue which consists primarily of the costs of online media acquired from the media companies for which we act as commercial partner or purchased directly from online digital marketplaces through our Smadex platform, as well as third party server costs. Our primary expenses in our television and audio segments, and a secondary expense in our digital segment, is employee compensation, including commissions paid to our sales staff and amounts paid to our national sales representative firms, as well as expenses for general and administrative functions, promotion and selling, engineering, marketing, and local programming.

Highlights

During 2022, our consolidated revenue increased to $956.2 million from $760.2 million in the prior year, primarily due to an increase in advertising revenue in our digital segment, an increase in political advertising revenue in our television and radio segments, and an increase in local advertising revenue in our audio segment. Revenue from political advertising represented a company record for any election cycle, including prior presidential cycles. These increases were partially offset by decreases in local and national advertising revenue, retransmission consent revenue and spectrum usage rights revenue in our television segment, and a decrease in national advertising revenue in our radio segment.

Net revenue for our digital segment increased to $747.1 million in 2022, from $555.3 million in 2021. This increase of approximately $191.8 million was primarily due to advertising revenue growth from our digital commercial partnerships business. In addition, the increase was due to revenue generated by the companies we acquired or in which we made investments, as more fully described below.

As part of the expansion of our digital segment we engaged in several transactions during the years ended December 31, 2022 and 2021:

- On July 1, 2021 we acquired 100% of the issued and outstanding shares of stock of MediaDonuts, a digital advertising solutions company in Southeast Asia.;

- On September 1, 2021 we acquired the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, as of which date we own 100% of the issued and outstanding shares of stock of Cisneros Interactive;

- On November 1, 2021 we acquired 100% of the issued and outstanding shares of stock of 365 Digital, a digital advertising solutions company headquartered in South Africa;

- On August 3, 2022 we made an investment in exchange for approximately 15% of the issued and outstanding shares of stock of Jack of Digital, a digital marketing services company that serves as the exclusive advertising sales partner of ByteDance in Pakistan; and

- On August 5, 2022 we made a loan to an entity affiliated with owners of a majority interest in Adsmurai, a company engaged in the sale and marketing of digital advertising, which loan is convertible into a majority of the issued and outstanding shares of Adsmurai stock;

Each of these acquisitions and investments began to contribute to our financial results in our digital segment in the quarter beginning with the date of the respective investment or acquisition.

Net revenue for our television segment decreased to $144.7 million in 2022, from $146.8 million in 2021. This decrease of approximately $2.1 million was primarily due to a decreases in local and national advertising revenue, a decrease in spectrum usage rights revenue, and a decrease in retransmission consent revenue. These decreases were mainly attributed to the expiration of our Univision and UniMás network affiliation agreements in Orlando, Tampa and Washington, D.C. on December 31, 2021. The decrease was partially offset by an increase in political advertising revenue. We generated a total of $36.0 million in retransmission consent revenue for the year ended December 31, 2022 compared to $37.0 million for the year ended December 31, 2021. We generated a total of $6.0 million in spectrum usage rights revenue for the year ended December 31, 2022 compared to $6.2 million for the year ended December 31, 2021.

Net revenue for our audio segment increased to $64.4 million in 2022, from $58.0 million in 2021. This increase of approximately $6.4 million was primarily due to increases in political advertising revenue and local advertising revenue, partially offset by a decrease in national advertising revenue.

The Impact of the COVID-19 Pandemic on our Business

This section of this report should be read in conjunction with the rest of this item, "Forward-Looking Statements" and Notes to Consolidated Financial Statements appearing herein, for a more complete understanding of the impact of the COVID-19 pandemic on our business.

The COVID-19 pandemic did not have a material effect on our business, from both an operational and financial perspective, during the year ended December 31, 2022. Subject to the extent and duration of possible resurgences of the pandemic from time to time and the continuing uncertain economic environment that has resulted, in part, from the pandemic, we anticipate that the pandemic will continue to have little or no material effect on our business, from both an operational and financial perspective, in future periods. Nonetheless, we cannot give any assurance whether a resurgence or more prolonged impact of the pandemic in any location where our operations have employees or where we operate would not adversely affect our operations and/or results of operations.

We have elected to defer the employer portion of the social security payroll tax (6.2%) as provided in the Coronavirus Aid, Relief and Economic Security Act of 2020, commonly known as the CARES Act. The deferral was effective from March 27, 2020 through December 31, 2020. The deferred amount is considered to be timely paid if 50% is paid by December 31, 2021 and the remainder is paid by December 31, 2022. During the year ended December 31, 2021, we paid 50% of the deferred amount and paid the remainder of the deferred amount on or before December 31, 2022.

Relationship with TelevisaUnivision

Substantially all of our television stations are Univision- or UniMás-affiliated television stations. Our network affiliation agreement with TelevisaUnivision provides certain of our owned stations the exclusive right to broadcast TelevisaUnivision's primary Univision network and UniMás network programming in their respective markets. Under the network affiliation agreement, we retain the right to sell no less than four minutes per hour of the available advertising time on stations that broadcast Univision network programming, and the right to sell approximately four and a half minutes per hour of the available advertising time on stations that broadcast UniMás network programming, subject to adjustment from time to time by TelevisaUnivision.

Under the network affiliation agreement, TelevisaUnivision acts as our exclusive third-party sales representative for the sale of certain national advertising on our Univision- and UniMás-affiliate television stations, and we pay certain sales representation fees to TelevisaUnivision relating to sales of all advertising for broadcast on our Univision- and UniMás-affiliate television stations.

We also generate revenue under two marketing and sales agreements with TelevisaUnivision, which give us the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in three markets – Albuquerque, Boston and Denver.

Under our proxy agreement with TelevisaUnivision, we grant TelevisaUnivision the right to negotiate the terms of retransmission consent agreements for our Univision- and UniMás-affiliated television station signals. Among other things, the proxy agreement provides terms relating to compensation to be paid to us by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs. During the years ended December 31, 2022, 2021 and 2020, retransmission consent revenue accounted for approximately $36.0 million, $37.0 million and $36.8 million, respectively, of which $24.9 million, $25.9 million and $26.8 million, respectively, relate to the TelevisaUnivision proxy agreement. The term of the proxy agreement extends with respect to any MVPD for the length of the term of any retransmission consent agreement in effect before the expiration of the proxy agreement.

On October 2, 2017, we entered into the current affiliation agreement with TelevisaUnivision, which superseded and replaced our prior affiliation agreements with TelevisaUnivision. Additionally, on the same date, we entered into the current proxy agreement and current marketing and sales agreements with TelevisaUnivision, each of which superseded and replaced the prior comparable agreements with TelevisaUnivision. The term of each of these current agreements expires on December 31, 2026 for all of our Univision and UniMás network affiliate stations, except that each current agreement expired on December 31, 2021 with respect to our Univision and UniMás network affiliate stations in Orlando, Tampa and Washington, D.C.

Univision currently owns approximately 11% of our common stock on a fully-converted basis. Our Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of our issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, we may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate our company or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things.

Acquisitions and Dispositions

Cisneros Interactive

On October 13, 2020, we acquired from certain individuals (collectively, the "Cisneros Sellers"), 51% of the issued and outstanding shares of stock of a digital advertising solutions company that, together with its subsidiaries, does business under the name Cisneros Interactive. The acquisition, funded from cash on hand, included a purchase price of approximately $29.9 million in cash. We concluded that the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock was considered to be a noncontrolling interest.

In connection with the acquisition, we also entered into a Put and Call Option Agreement (the "Cisneros Put and Call Agreement"). Subject to the terms of the Cisneros Put and Call Agreement, if certain minimum EBITDA targets are met, the Sellers had the right (the "Cisneros Put Option"), between March 15, 2024 and June 13, 2024, to cause us to purchase all (but not less than all) the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock at a purchase price to be based on a pre-determined multiple of six times Cisneros Interactive's 12-month EBITDA in the preceding calendar year. The Cisneros Sellers also had the right to exercise the Cisneros Put Option upon the occurrence of certain events, between March 2022 and April 2024.

Additionally, subject to the terms of the Cisneros Put and Call Agreement, we had the right (the "Cisneros Call Option"), in calendar year 2024, to purchase all (but not less than all) the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock at a purchase price to be based on a pre-determined multiple of six times of Cisneros Interactive's 12-month EBITDA in calendar year 2023.

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer.

As a result of the Cisneros Put Option and Call Option redemption features, and because the redemption was not solely within our control, the noncontrolling interest was considered redeemable, and was classified in temporary equity within our Consolidated

Balance Sheets initially at its acquisition date fair value. The noncontrolling interest was adjusted each reporting period for income (or loss) attributable to the noncontrolling interest as well as any applicable distributions made. Since the noncontrolling interest was not then redeemable under the terms of the Cisneros Put and Call Agreement and it was not probable that it would become redeemable, we were not required to adjust the amount presented in temporary equity to its redemption value in prior periods. The fair value of the redeemable noncontrolling interest which includes the Cisneros Put and Call Agreement recognized on the acquisition date was $30.8 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	8.7
Accounts receivable		50.5
Other assets		8.3
Intangible assets subject to amortization		41.7
Goodwill		10.5
Current liabilities		(48.1)
Deferred tax		(10.9)
Redeemable noncontrolling interest		(30.8)

Intangible assets subject to amortization acquired includes:

Intangible Asset	Estimated Fair Value (in millions)	Weighted average life (in years)
Publisher relationships	$ 34.4	10.0
Advertiser relationships	5.2	4.0
Trade name	1.7	2.5
Non-Compete agreements	0.4	4.0

The fair value of the assets acquired included trade receivables of $50.5 million. The gross amount due under contract was $54.0 million, of which $3.5 million was expected to be uncollectable. Subsequent to the initial purchase price allocation, and during the measurement period, we increased other assets and deferred tax by $2.1 million and $0.3 million, respectively, and decreased goodwill by $1.8 million, to reflect final tax amounts.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to our digital segment and is attributable to Cisneros Interactive's workforce and synergies from combining Cisneros Interactive's operations with our operations.

On September 1, 2021, we acquired the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, and as of that date we own 100% of the issued and outstanding shares of stock of Cisneros Interactive. As consideration for the acquisition of the remaining 49% of the issued and outstanding shares of Cisneros Interactive Stock, we agreed to pay the Cisneros Sellers contingent earn-out payments, based on a predetermined multiple of six times Cisneros Interactive's 12-month EBITDA targets in calendar years 2021, 2022 and 2023, each divided by three, and an additional payment equal to $10,000,000, less an amount (up to $10,000,000) equal to 49 percent of any amounts paid by Cisneros Interactive for future acquisitions. The fair value of the contingent consideration recognized on the acquisition date was $84.4 million, which was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on our management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 6.5% to 7.2% over the three-year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. We recognize any future changes in fair value of the contingent liability in earnings.

As part of our acquisition of the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, the Cisneros Put and Call Agreement was terminated effective September 1, 2021. Applicable accounting guidance requires changes in our ownership interest while we retain controlling financial interest in our subsidiary to be accounted for as an equity transaction. Therefore, no gain or loss was recognized in relation to the acquisition of the remaining 49% of the issued and outstanding shares of stock of Cisneros Interactive. As of the acquisition date, the carrying amount of the noncontrolling interest was adjusted to reflect the change in our ownership interest, and the difference between the fair value of the contingent consideration and the amount by which the noncontrolling interest was recognized as a decrease to paid-in capital in the Consolidated Balance Sheets and the Statements of Stockholders' Equity.

Effective December 31, 2021, we agreed to pay certain of the Cisneros Sellers who are individual persons an accelerated earn-out in the aggregate amount of $14.7 million based on the EBITDA for calendar year 2021, which was paid in January 2022.

As of December 31, 2021 the contingent liability was adjusted to its current fair value of $97.1 million, of which $44.6 million is a current liability and $52.5 million is a noncurrent liability. The change in the fair value of the contingent liability of $12.7 million expense is reflected in the Consolidated Statements of Operations.

In April 2022, we paid all the Cisneros Sellers an earn-out in the aggregate amount of $28.9 million based on the final EBITDA for calendar year 2021. Additionally, effective September 13, 2022, the Company agreed to pay Sorin Properties, S.L., one of the Cisneros Sellers, an accelerated earn-out of $21.7 million based on EBITDA for the four prior fiscal quarters, which amount was paid in September 2022.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $41.4 million, of which $30.0 million is a current liability and $11.4 million is a noncurrent liability. The change in the fair value of the contingent liability of $9.6 million expense is reflected in the Consolidated Statements of Operations..

The table below presents the reconciliation of changes in redeemable noncontrolling interests (in thousands):

	Years Ended December 31,			
		2021		**2020**
Beginning balance	$	33,285	$	-
Initial fair value of redeemable noncontrolling interests		-		30,762
Net income (loss) attributable to redeemable noncontrolling interest		5,938		2,523
Acquisition of redeemable noncontrolling interest		(39,223)		-
Ending balance	$	-	$	33,285

During the year ended December 31, 2021 Cisneros Interactive generated net revenue and net income of $453.9 million and $12.1 million, respectively. During the year ended December 31, 2020, since the acquisition date, Cisneros Interactive generated net revenue and net income of $89.2 million and $5.1 million, respectively.

The following unaudited pro forma information has been prepared to give effect to our wholly-owned acquisition of Cisneros Interactive as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.9 million for the year ended December 31, 2020, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what our actual results of operations would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		**Year Ended December 31,**
		2020
Pro Forma:		
Total revenue	$	488,137
Net income (loss) attributable to common stockholders	$	(86)
Basic and diluted earnings per share:		
Net income (loss) per share, attributable to common stockholders, basic and diluted	$	(0.00)
Weighted average common shares outstanding, basic and diluted		84,231,212

MediaDonuts

On July 1, 2021, we acquired 100% of the issued and outstanding shares of stock of MediaDonuts, a digital advertising solutions company in Southeast Asia. The acquisition, funded from cash on hand, includes a purchase price of approximately $15.1 million in cash, which amount was adjusted at closing to approximately $17.1 million due to customary purchase price adjustments for cash, indebtedness and estimated working capital. Subsequently, the purchase price was adjusted downward by approximately $1.2 million, based on actual working capital acquired. Additionally, the transaction includes up to $7.4 million in contingent earn-out payments based upon the achievement of certain EBITDA targets in calendar years 2021 and 2022, and an additional earn-out based upon the achievement of certain year-over-year EBITDA growth targets in calendar years 2023 and 2024, calculated as a pre-determined multiple of EBITDA for each of those years. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $36.2 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	4.3
Accounts receivable		9.9
Other assets		1.8
Intangible assets subject to amortization		22.8
Goodwill		13.2
Current liabilities		(10.1)
Deferred tax		(4.0)
Debt		(1.7)

Intangible assets subject to amortization acquired includes:

Intangible Asset	Estimated Fair Value (in millions)	Weighted average life (in years)
Publisher relationships	$ 16.9	10.0
Advertiser relationships	3.7	4.0
Trade name	2.0	5.0
Non-Compete agreements	0.2	4.0

As noted above, the acquisition of MediaDonuts includes a contingent consideration arrangement that requires additional consideration to be paid by us to the selling stockholders of MediaDonuts, based on a pre-determined multiple of MediaDonuts' 12-month EBITDA targets in calendar years 2021 through 2024. The fair value of the contingent consideration recognized on the acquisition date of $20.3 million was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 5.8% to 6.7% over the three year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

As of December 31, 2021 the contingent liability was adjusted to its current fair value of $15.8 million, all of which is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2021 of $4.5 million income is reflected in the Consolidated Statements of Operations.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $22.2 million, of which $6.5 million is a current liability and $15.7 million is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2022 of $6.4 million expense is reflected in the Consolidated Statements of Operations.

The fair value of the assets acquired included trade receivables of $9.9 million. The gross amount due under contract was $10.2 million, of which $0.3 million was expected to be uncollectable.

During the year ended December 31, 2021 MediaDonuts generated net revenue and net income of $30.9 million and $5.6 million, respectively.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to our digital segment and is attributable to MediaDonuts' workforce and expected synergies from combining MediaDonuts' operations with our operations.

The following unaudited pro forma information has been prepared to give effect to our acquisition of MediaDonuts as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.7 million for the year ended December 31, 2021, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what our actual results of operations would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data	Year Ended December 31, 2021	Year Ended December 31, 2020
Pro Forma:		
Total revenue	$ 781,835	$ 372,519
Net income (loss) attributable to common stockholders	$ 32,997	$ (522)
Basic and diluted earnings per share:		
Net income (loss) per share, attributable to common stockholders, basic	$ 0.39	$ (0.01)
Net income (loss) per share, attributable to common stockholders, diluted	$ 0.38	$ (0.01)
Weighted average common shares outstanding, basic	85,301,603	84,231,212
Weighted average common shares outstanding, diluted	87,910,603	84,231,212

365 Digital

On November 1, 2021, we acquired 100% of the issued and outstanding shares of stock of 365 Digital, a digital advertising solutions company headquartered in South Africa. The acquisition, funded from cash on hand, includes a purchase price of approximately $1.8 million in cash, which amount was adjusted at closing to approximately $1.9 million due to customary purchase price adjustments for cash, indebtedness and estimated working capital. Subsequently, the purchase price was adjusted to $3.5 million based on a predetermined multiple of EBITDA for the trailing twelve month period ended March 31, 2022. Additionally, the transaction includes contingent earn-out payments based upon the achievement of certain EBITDA targets in calendar years 2022,

2023 and 2024, calculated as a pre-determined multiple of EBITDA for each of those years. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $5.5 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	0.5
Accounts receivable		1.1
Intangible assets subject to amortization		2.2
Goodwill		3.7
Current liabilities		(1.4)
Deferred tax		(0.6)

Intangible assets subject to amortization acquired includes:

Intangible Asset	Estimated Fair Value (in millions)		Weighted average life (in years)
Publisher relationships	$	1.7	9.0
Advertiser relationships		0.2	4.0
Trade name		0.2	5.0
Non-Compete agreements		0.1	4.0

As noted above, the acquisition of 365 Digital includes a contingent consideration arrangement that requires additional consideration to be paid by us to the selling stockholders of 365 Digital, based on a pre-determined multiple of 365 Digital's 12-month EBITDA targets in calendar years 2022 through 2024. The fair value of the contingent consideration recognized on the acquisition date of $2.0 million was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 7.6% to 8.3% over the three year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

As of December 31, 2021 the contingent liability has been reflected in the Consolidated Balance Sheet as noncurrent liabilities of $2.0 million and has not changed materially between the acquisition date and December 31, 2021.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $0.2 million, all of which is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2022 of $1.8 million income is reflected in the Consolidated Statements of Operations.

The fair value of the assets acquired included trade receivables of $1.1 million. The gross amount due under contract was $1.1 million, of which a de minimis amount was expected to be uncollectable.

During the year ended December 31, 2021 365 Digital generated net revenue and net income of $1.9 million and $0.1 million, respectively.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to our digital segment and is attributable to 365 Digital's workforce and expected synergies from combining 365 Digital's operations with our operations.

The following unaudited pro forma information has been prepared to give effect to our acquisition of 365 Digital as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.2 million for the year ended December 31, 2021, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what our actual results of operations would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31, 2021		Year Ended December 31, 2020
Pro Forma:				
Total revenue	$	762,300	$	344,965
Net income (loss) attributable to common stockholders	$	30,642	$	(3,747)
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.36	$	(0.04)
Net income (loss) per share, attributable to common stockholders, diluted	$	0.35	$	(0.04)
Weighted average common shares outstanding, basic		85,301,603		84,231,212
Weighted average common shares outstanding, diluted		87,910,603		84,231,212

Variable Interest Entities

Adsmurai

On August 5, 2022, we made a loan in the principal amount of €12,535,000 (approximately $12.8 million as of that date) to an entity affiliated with owners of a majority interest in Adsmurai, S.L. ("Adsmurai"), a company engaged in the sale and marketing of digital advertising. The loan has a two-year term, bears interest at a rate of 5% annually, and can be converted into 51% of the issued and outstanding shares of stock of Adsmurai at our sole discretion. If we elect not to convert the loan, the borrower has the option to repay the loan at maturity either in cash or with 51% of the issued and outstanding shares of stock of Adsmurai.

We have determined for accounting purposes that (i) Adsmurai is a VIE because the equity investors at risk, as a group, lack the characteristics of a controlling financial interest; and (ii) we are the primary beneficiary because the conversion right gives us the power to direct the activities of the entity that most significantly impact the entity's economic performance. See Note 2 to Notes to Consolidated Financial Statements for more details.

We have determined that Adsmurai is a business and has accounted for its consolidation under the provisions of ASC 805, "Business Combinations", and included Adsmurai's results of operations since the date of the loan in our Consolidated Statements of Operations. We are in the process of completing the purchase price allocation for Adsmurai. The following is a summary of the preliminary purchase price allocation (in millions):

Cash	$	7.4
Accounts receivable		12.2
Other assets		0.7
Fixed assets		2.8
Intangible assets subject to amortization		8.2
Goodwill		13.0
Current liabilities		(14.4)
Deferred tax		(2.0)
Debt		(2.8)
Noncontrolling interest		(12.3)
Convertible loan		(12.8)

Intangible assets subject to amortization acquired includes:

Intangible Asset		Estimated Fair Value (in millions)	Weighted average life (in years)
Advertiser relationships	$	4.7	7.0
Existing technology		2.4	5.0
Trade name		1.1	5.0

The fair value of the trade receivables is $12.2 million. The gross amount due under contract is $12.3 million, of which $0.1 million is expected to be uncollectable.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's digital segment and is attributable to Adsmurai's workforce and synergies from combining Adsmurai's operations with those of ours.

Subsequent to the consolidation through December 31, 2022, we consolidated Adsmurai's revenues of $31.7 million, and net income of $2.0 million.

The following unaudited pro forma information has been prepared to give effect to our consolidation of Adsmurai as if the transaction had occurred on January 1, 2021. This pro forma information was adjusted to exclude acquisition fees and costs of $0.6 million for the year ended December 31, 2022, which were expensed in connection with the transaction. This pro forma information does not purport to represent what our actual results of operations would have been had this transaction occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31,		
		2022		2021
Pro Forma:				
Total revenue	$	984,566	$	801,436
Net income (loss) attributable to common stockholders	$	19,283	$	29,696
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.23	$	0.35
Net income (loss) per share, attributable to common stockholders, diluted	$	0.22	$	0.34
Weighted average common shares outstanding, basic		85,391,163		85,301,603
Weighted average common shares outstanding, diluted		87,769,762		87,910,603

Jack of Digital

On August 3, 2022, we made an investment of $0.1 million in cash in exchange for approximately 15% of the issued and outstanding stock of Jack of Digital, a digital marketing services company that serves as the exclusive advertising sales partner of ByteDance in Pakistan.

We have determined for accounting purposes that (i) Jack of Digital is a VIE because the equity investors at risk, as a group, lack the characteristics of a controlling financial interest; and (ii) we are the primary beneficiary because we have the power to direct the activities of the entity that most significantly impact the entity's economic performance. See Note 2 to Notes to Consolidated Financial Statements for more details.

Subsequent to the consolidation through December 31, 2022, we consolidated Jack of Digital's revenues of $1.7 million, and de minimis net income.

The following unaudited pro forma information has been prepared to give effect to our consolidation of Jack of Digital as if the transaction had occurred on January 1, 2021. This pro forma information was adjusted to exclude acquisition fees and costs of $0.3 million for the year ended December 31, 2022, which were expensed in connection with the transaction. This pro forma information does not purport to represent what our actual results of operations would have been had this transaction occurred on such date, nor does it purport to predict the results of operations for any future periods:

In thousands, except share and per share data	Year Ended December 31,			
	2022		2021	
Pro Forma:				
Total revenue	$	959,693	$	761,130
Net income (loss) attributable to common stockholders	$	18,602	$	29,285
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.22	$	0.34
Net income (loss) per share, attributable to common stockholders, diluted	$	0.21	$	0.33
Weighted average common shares outstanding, basic		85,391,163		85,301,603
Weighted average common shares outstanding, diluted		87,769,762		87,910,603

The table below presents the reconciliation of changes in noncontrolling interests (in thousands):

	Year Ended December 31, 2022	
Beginning balance	$	-
Initial fair value of noncontrolling interests		12,897
Net income (loss) attributable to noncontrolling interest		2,050
Ending balance	$	14,947

RESULTS OF OPERATIONS

Separate financial data for each of the Company's operating segments is provided below. Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, change in fair value of contingent consideration, impairment charge, other operating (gain) loss, and foreign currency (gain) loss. The Company evaluates the performance of its operating segments based on the following (in thousands):

	Years Ended December 31,			% Change 2022 to 2021	% Change 2021 to 2020
	2022	2021	2020		
Net Revenue					
Digital	$ 747,103	$ 555,338	$ 143,309	35%	288%
Television	144,730	146,839	154,456	(1)%	(5)%
Audio	64,376	58,015	46,261	11%	25%
Consolidated	956,209	760,192	344,026	26%	121%
Cost of revenue - digital	623,916	466,517	106,928	34%	336%
Direct operating expenses					
Digital	32,518	25,481	15,227	28%	67%
Television	61,301	63,016	61,145	(3)%	3%
Audio	28,792	27,952	28,537	3%	(2)%
Consolidated	122,611	116,449	104,909	5%	11%
Selling, general and administrative expenses					
Digital	41,612	26,123	15,404	59%	70%
Television	20,657	18,381	19,748	12%	(7)%
Audio	12,896	12,081	13,252	7%	(9)%
Consolidated	75,165	56,585	48,404	33%	17%
Depreciation and amortization					
Digital	12,148	8,377	2,561	45%	227%
Television	11,126	12,477	12,918	(11)%	(3)%
Audio	2,423	1,566	1,803	55%	(13)%
Consolidated	25,697	22,420	17,282	15%	30%
Segment operating profit (loss)					
Digital	36,909	28,840	3,189	28%	804%
Television	51,646	52,965	60,645	(2)%	(13)%
Audio	20,265	16,416	2,669	23%	515%
Consolidated	108,820	98,221	66,503	11%	48%
Corporate expenses	49,404	32,993	27,807	50%	19%
Change in fair value of contingent consideration	14,210	8,224	—	73%	*
Impairment charge	1,600	3,023	40,035	(47)%	(92)%
Foreign currency (gain) loss	2,972	508	(1,052)	485%	*
Other operating (gain) loss	382	(6,998)	(6,895)	*	1%
Operating income (loss)	$ 40,252	$ 60,471	$ 6,608	(33)%	815%
Net income (loss) attributable to common stockholders	$ 18,119	$ 29,292	$ (3,910)	(38)%	*
Consolidated adjusted EBITDA (1)	$ 103,090	$ 88,033	$ 60,419	17%	46%
Capital expenditures					
Television	$ 5,887	$ 2,833	$ 7,184		
Digital	6,186	2,073	1,659		
Audio	561	705	641		
Consolidated	$ 12,634	$ 5,611	$ 9,484		
Total assets					
Television	$ 363,904	$ 433,303	$ 425,899		
Digital	408,027	309,347	196,020		
Audio	108,910	108,692	125,426		
Consolidated	$ 880,841	$ 851,342	$ 747,345		

_____

* Percentage not meaningful.

(1) Consolidated adjusted EBITDA means net income (loss) plus gain (loss) on sale of assets, depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation included in operating and corporate expenses, net interest expense, other operating gain (loss), gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of

nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from the Federal Communications Commission, or FCC, spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to noncontrolling and to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings. We use the term consolidated adjusted EBITDA because that measure is defined in our 2017 Credit Agreement and does not include gain (loss) on sale of assets, depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation, net interest expense, other income (loss), gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from FCC spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to noncontrolling and to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings

Since consolidated adjusted EBITDA is a measure governing several critical aspects of our 2017 Credit Facility, we believe that it is important to disclose consolidated adjusted EBITDA to our investors. We may increase the aggregate principal amount outstanding by an additional amount equal to $100.0 million plus the amount that would result in our total net leverage ratio, or the ratio of consolidated total senior debt (net of up to $75.0 million of unrestricted cash) to trailing-twelve-month consolidated adjusted EBITDA, not exceeding 4.0. In addition, beginning December 31, 2018, at the end of every calendar year, in the event our total net leverage ratio is within certain ranges, we must make a debt prepayment equal to a certain percentage of our Excess Cash Flow, which is defined as consolidated adjusted EBITDA, less consolidated interest expense, less debt principal payments, less taxes paid, less other amounts set forth in the definition of Excess Cash Flow in the 2017 Credit Agreement. The total leverage ratio was as follows (in each case as of December 31): 2022, 1.3 to 1; 2021, 1.6 to 1.

While many in the financial community and we consider consolidated adjusted EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income (loss) and net income (loss). As consolidated adjusted EBITDA excludes non-cash gain (loss) on sale of assets, non-cash depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation expense, net interest expense, other income (loss), non-recurring cash expenses, gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from FCC spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings, consolidated adjusted EBITDA has certain limitations because it excludes and includes several important financial line items. Therefore, we consider both non-GAAP and U.S. GAAP measures when evaluating our business. Consolidated adjusted EBITDA is also used to make executive compensation decisions.

Consolidated adjusted EBITDA is a non-GAAP measure. The most directly comparable U.S. GAAP financial measure to consolidated adjusted EBITDA is cash flows from operating activities. A reconciliation of this non-GAAP measure to cash flows from operating activities follows (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Consolidated adjusted EBITDA (1)	$ 103,090	$ 88,033	$ 60,419
EBITDA attributable to redeemable noncontrolling interest	—	9,127	3,436
EBITDA attributable to noncontrolling interest	3,399	—	—
Interest expense	(10,876)	(7,020)	(8,265)
Interest income	2,864	245	1,748
Realized gain (loss) on marketable securities	(532)	-	-
Income tax (expense) benefit	(11,559)	(18,679)	(1,506)
Amortization of syndication contracts	(468)	(475)	(504)
Payments on syndication contracts	470	473	458
Non-cash stock-based compensation included in direct operating expenses	(5,694)	(3,234)	(1,247)
Non-cash stock-based compensation included in corporate expenses	(14,340)	(6,361)	(3,878)
Depreciation and amortization	(25,697)	(22,420)	(17,282)
Change in fair value of contingent consideration	(14,210)	(8,224)	—
Other operating gain (loss)	(382)	6,998	6,895
Impairment charge	(1,600)	(3,023)	(40,035)
Non-recurring severance charge	(4,316)	(423)	(1,654)
Dividend income	20	213	28
Net (income) loss attributable to redeemable noncontrolling interest	—	(5,938)	(2,523)
Net (income) loss attributable to noncontrolling interest	(2,050)	—	—
Net income (loss) attributable to common stockholders	18,119	29,292	(3,910)
Depreciation and amortization	25,697	22,420	17,282
Deferred income taxes	(3,708)	14,554	(6,225)
Amortization of debt issue costs	1,314	604	649
Amortization of syndication contracts	468	475	504
Payments on syndication contracts	(470)	(473)	(458)
Non-cash stock-based compensation	20,034	9,595	5,125
(Gain) loss on disposal of property and equipment	(636)	(4,629)	(731)
Realized (gain) loss on marketable securities	532	—	—
Net income (loss) attributable to redeemable noncontrolling interest	—	5,938	2,523
Net income (loss) attributable to noncontrolling interest	2,050	—	—
Impairment charge	1,600	3,023	40,035
Change in fair value of contingent consideration	14,210	8,224	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(9,687)	(49,109)	(20,100)
(Increase) decrease in prepaid expenses and other current assets, operating leases right of use asset and other assets	2,017	6,782	11,526
Increase (decrease) in accounts payable, accrued expenses and other liabilities	7,377	18,557	17,229
Cash flows from operating activities	$ 78,917	$ 65,253	$ 63,449

(footnotes on preceding page)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated Operations

Net Revenue. Net revenue increased to $956.2 million for the year ended December 31, 2022 from $760.2 million for the year ended December 31, 2021, an increase of approximately $196.0 million. Of the overall increase, approximately $191.8 million was attributable to our digital segment and was primarily due to advertising revenue growth from our digital commercial partnerships business. In addition, the increase in net revenue in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above. In addition, of the overall increase, approximately $6.4 million was attributable to our audio segment primarily due to increases in political advertising revenue and local advertising revenue, partially offset by a decrease in national advertising revenue. The overall increase was partially offset by a decrease of approximately $2.1 million attributable to our television segment, primarily due decreases in local and national advertising revenue, a decrease in spectrum usage rights revenue, and a decrease in retransmission consent revenue. These decreases were mainly attributed to the expiration of our Univision and UniMás network affiliation agreements in Orlando, Tampa and Washington, D.C. on December 31, 2021. The decrease in our television segment revenue was partially offset by an increase in political advertising revenue.

We believe that for the full year 2023, net revenue will increase, primarily as a result of growth in our digital segment and operating Adsmurai for a full year in 2023 compared to approximately five months in 2022.

Cost of revenue-Digital. Cost of revenue in our digital segment increased to $623.9 million for the year ended December 31, 2022 from $466.5 million for the year ended December 31, 2021, an increase of $157.4 million, primarily due to increased cost of revenue related to advertising revenue growth from our digital commercial partnerships business, and due to our acquisitions and investments, as more fully described under "Highlights" above.

Direct Operating Expenses. Direct operating expenses increased to $122.6 million for the year ended December 31, 2022 from $116.4 million for the year ended December 31, 2021, an increase of approximately $6.2 million. Of the overall increase, approximately $7.0 million was attributable to our digital segment primarily due to an increase in expenses associated with the increase in digital advertising revenue. In addition, the increase in direct operating expenses in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above, and due to an increase in non-cash stock-based compensation. In addition, of the overall increase, approximately $0.8 million was attributable to our audio segment, primarily due to an increase in expenses associated with the increase in local advertising revenue. The overall increase was partially offset by a decrease of approximately $1.7 million that was attributable to our television segment and was primarily due to a decrease in expenses associated with the decrease in local and national advertising revenue, partially offset by an increase in non-cash stock-based compensation. As a percentage of net revenue, direct operating expenses decreased to 13% for the year ended December 31, 2022 from 15% for the year ended December 31, 2021, because the rate of increase in revenue exceeded the rate of increase in expenses.

We believe that direct operating expenses will increase during 2023, primarily as a result of growth in our digital segment and operating Adsmurai for a full year in 2023 compared to approximately five months in 2022.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $75.2 million for the year ended December 31, 2022 from $56.6 million for the year ended December 31, 2021, an increase of approximately $18.6 million. Of the overall increase, approximately $15.5 million was attributable to our digital segment and was primarily due to increase in salary expense. In addition, the increase in selling, general and administrative expenses in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above. In addition, of the overall increase, approximately $2.3 million was attributable to our television segment, primarily due to an increase in rent expense and an increase in bad debt expense. Additionally, of the overall increase, approximately $0.8 million was attributable to our audio segment, primarily due to an increase in rent expense. As a percentage of net revenue, selling, general and administrative expenses increased to 8% for the year ended December 31, 2022 from 7% for the year ended December 31, 2021, because the rate of increase in expenses exceeded the rate of increase in revenue.

We believe that selling, general and administrative expenses will increase during 2023, primarily as a result of growth in our digital segment and operating Adsmurai for a full year in 2023 compared to approximately five months in 2022.

Corporate Expenses. Corporate expenses increased to $49.4 million for the year ended December 31, 2022 from $33.0 million for the year ended December 31, 2021, an increase of $16.4 million. The increase was primarily due to $8.1 million of severance expense incurred upon the passing of our late Chief Executive Officer, and due to increases in non-cash stock-based compensation and an increase in salaries. As a percentage of net revenue, corporate expenses increased to 5% for the year ended December 31, 2022 from 4% for the year ended December 31, 2021.

We believe that corporate expenses will increase during 2023 compared to 2022, without taking into consideration the expense incurred in 2022 upon the passing of our late Chief Executive Officer.

Depreciation and Amortization. Depreciation and amortization increased to $25.7 million for the year ended December 31, 2022 from $22.4 million for the year ended December 31, 2021, an increase of $3.3 million. The increase was primarily attributable to amortization of the intangible assets from our acquisitions and investments, as more fully described under "Highlights" above.

Change in fair value of contingent consideration. As a result of the change in fair value of the contingent consideration related to our acquisitions of Cisneros Interactive, Media Donuts and 365 Digital, we recognized expense of $14.2 million for the year ended December 31, 2022. As a result of the change in fair value of the contingent consideration related to our acquisitions of Cisneros Interactive and Media Donuts, we recognized expense of $8.2 million for the year ended December 31, 2021.

Foreign currency loss. Historically, our revenues have primarily been denominated in U.S. dollars, and the majority of our current revenues continue to be, and are expected to remain, denominated in U.S. dollars. However, we have operations in countries other than the United States, primarily related to our digital business, and as a result, a portion of our revenues is denominated in currencies other than the U.S. dollar, primarily the Mexican peso, Argentine peso, Uruguayan Pesos, Euros, certain other Latin American currencies and various Asian and African currencies. As a result, we have operating expense, attributable to foreign currency, that is primarily related to the operations related to our digital business. Foreign currency loss was $3.0 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively. Foreign currency gains and losses are primarily due to currency fluctuations that affected our digital segment operations located outside the United States. In our digital operations outside the United States, we typically pay our global media partners in U.S. dollars but bill certain of our customers in their local currency. Therefore, during times of a strengthening U.S. dollar relative to other currencies, we may incur a loss based on the difference in value between what we pay in U.S dollars and what we ultimately receive in a local currency, when expres5sed in U.S. dollars.

Other operating (gain) loss. We had other operating loss of $0.4 million for the year ended December 31, 2022 compared to other operating gain of $7.0 million for the year ended December 31, 2021. This change of $7.4 million was primarily due to gains on assets held for sale in the prior year period, and a decrease in gains in connection with the required relocation of certain television stations to a different channel as part of the broadcast television repack following the FCC auction for broadcast spectrum that concluded in 2017.

Impairment. We incurred an impairment charge related to certain FCC licenses in our television and audio segments totaling $1.6 million for the year ended December 31, 2022.

We incurred an impairment charge related to indefinite life intangible assets totaling $1.3 million due to a termination of an agreement with a media company for which we act as commercial partner in our digital segment, and impairment charges related to assets held for sale of $1.7 million for the year ended December 31, 2021. These write-downs were made pursuant to ASC 350, "Intangibles – Goodwill and Other", which requires that goodwill and certain intangible assets be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate the assets might be impaired.

Operating Income (Loss). As a result of the above factors, operating income was $40.3 million for the year ended December 31, 2022, compared to operating income of $60.5 million for the year ended December 31, 2021.

Interest Expense, net. Interest expense, net increased to $8.0 million for the year ended December 31, 2022 from $6.8 million for the year ended December 31, 2021, an increase of $1.2 million. This increase was primarily due to a higher interest rate on our debt, partially offset by interest income on our available for sale securities. We anticipate that interest expense will continue to increase in future periods as long as interest rates increase, since our borrowings under the 2017 Credit Facility bear interest at a variable rate.

Realized gain (loss) on marketable securities. Realized loss on marketable securities for the year ended December 31, 2022 was $0.5 million, related to our available for sale securities.

Dividend Income. We had de minimis dividend income for the year ended December 31, 2022. Dividend Income was $0.2 million for the year ended December 31, 2021 due to a dividend received on a cost method investment.

Income Tax Expense or Benefit. Income tax expense for the year ended December 31, 2022 was $11.6 million. The effective tax rate for the year ended December 31, 2022 was different from our statutory rate due to foreign and state taxes, changes in valuation allowances on deferred tax assets , non deductible executive compensation, changes in the fair value of the contingent consideration liability, and non-taxable non-territorial income. Income tax expense for the year ended December 31, 2021 was $18.7 million. The effective tax rate for the year ended December 31, 2021 was different from our statutory rate due to foreign and state taxes, a valuation allowance on deferred tax assets in our Spain, Paraguay and Mexico digital entities, changes in the fair value of the contingent consideration liability, and non-taxable non-territorial income.

Our management periodically evaluates the realizability of the deferred tax assets and, if it is determined that it is more likely than not that the deferred tax assets are, or are not, realizable, adjusts the valuation allowance accordingly. Valuation allowances are established and maintained for deferred tax assets on a "more likely than not" threshold. The process of evaluating the need to maintain a valuation allowance for deferred tax assets and the amount maintained in any such allowance is highly subjective and is based on many factors, several of which are subject to significant judgment calls.

Based on our analysis, we determined that it was more likely than not that our deferred tax assets would be realized for all jurisdictions with the exception of certain of our digital operations and certain U.S. Foreign Tax Credit carryovers. As a result of historical losses from our digital operations in Spain, Israel, Uruguay, Panama, Mexico, Argentina, Thailand and Ghana and certain U.S. Foreign Tax Credit carryovers, management has determined that it is more likely than not that deferred tax assets of approximately $4.9 million at December 31, 2022 will not be realized and therefore we have established a valuation allowance in that amount on those assets.

Segment Operations

Digital

Net Revenue. Net revenue in our digital segment increased to $747.1 million for the year ended December 31, 2022 from $555.3 million for the year ended December 31, 2021, an increase of $191.8 million. The increase was primarily due to advertising revenue growth from our digital commercial partnerships business. In addition, the increase in net revenue in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above.

Cost of revenue. Cost of revenue in our digital segment increased to $623.9 million for the year ended December 31, 2022 from $466.5 million for the year ended December 31, 2021, an increase of $157.4 million, primarily due to increased cost of revenue related to advertising revenue growth from our digital commercial partnerships business, and due to our acquisitions and investments, as more fully described under "Highlights" above. As a percentage of digital net revenue, cost of revenue remained constant at 84% for each of the years ended December 31, 2022 and 2021.

We have previously noted a trend in our digital operations globally whereby revenue is shifting more to programmatic revenue. As a result, advertisers are demanding more efficiency and lower cost from intermediaries like us. In response to this trend, we are offering programmatic alternatives to advertisers, which is putting pressure on margins. Among our programmatic solutions is our Smadex ad purchasing platform. Additionally, we experienced lower margins related to revenue generated from the primarily global media companies for which we act as commercial partner, as a result of relative negotiating strength and industry trends generally. We expect these trends will continue in future periods, likely further resulting in a higher volume, lower margin business in our digital segment. The digital advertising industry remains dynamic and is continuing to undergo rapid changes in technology and competition. We expect this trend to continue and possibly accelerate. We must continue to remain vigilant to meet these dynamic and rapid changes including the need to further adjust our business strategies accordingly. No assurances can be given that such strategies will be successful.

Direct operating expenses. Direct operating expenses in our digital segment increased to $32.5 million for the year ended December 31, 2022 from $25.5 million for the year ended December 31, 2021, an increase of $7.0 million. The increase was primarily due to an increase in expenses associated with the increase in digital advertising revenue. In addition, the increase in direct operating expenses in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above, and due to an increase in non-cash stock-based compensation.

Selling, general and administrative expenses. Selling, general and administrative expenses in our digital segment increased to $41.6 million for the year ended December 31, 2022 from $26.1 million for the year ended December 31, 2021, an increase of $15.5 million. The increase was primarily due to increase in salary expense. In addition, the increase in selling, general and administrative expenses in our digital segment was due to our acquisitions and investments, as more fully described under "Highlights" above.

Television

Net Revenue. Net revenue in our television segment decreased to $144.7 million in 2022, from $146.8 million in 2021. This decrease of approximately $2.1 million was primarily due to decreases in local and national advertising revenue, a decrease in spectrum usage rights revenue, and a decrease in retransmission consent revenue. These decreases were mainly attributed to the expiration of our Univision and UniMás network affiliation agreements in Orlando, Tampa and Washington, D.C. on December 31, 2021. The decrease in our television segment revenue was partially offset by an increase in political advertising revenue. We generated a total of $36.0 million in retransmission consent revenue for the year ended December 31, 2022 compared to $37.0 million for the year ended December 31, 2021. We generated a total of $6.0 million in spectrum usage rights revenue for the year ended December 31, 2022 compared to $6.2 million for the year ended December 31, 2021.

In general, our television segment faces declining audiences, which we believe is present across the industry, competitive factors with the other major Spanish-language broadcasters, and changing demographics and preferences of audiences in terms of the media they prefer to view, including streaming and social media. We anticipate that these changes in viewer habits will persist and may accelerate for at least for the foreseeable future and possibly permanently. Additionally, we have previously noted a trend for advertising to move increasingly from traditional media, such as television, to new media, such as digital media, and we expect this trend to continue.

Direct Operating Expenses. Direct operating expenses in our television segment decreased to $61.3 million for the year ended December 31, 2022 from $63.0 million for the year ended December 31, 2021, a decrease of approximately $1.7 million. The decrease was primarily due to a decrease in expenses associated with the decrease in local and national advertising revenue, partially offset by an increase in non-cash stock-based compensation.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our television segment increased to $20.7 million for the year ended December 31, 2022 from $18.4 million for the year ended December 31, 2021, an increase of approximately $2.3 million. The increase was primarily due to an increase in rent expense and an increase in bad debt expense.

Audio

Net Revenue. Net revenue in our audio segment increased to $64.4 million in 2022, from $58.0 million in 2021. This increase of approximately $6.4 million was primarily due to increases in political advertising revenue and local advertising revenue, partially offset by a decrease in national advertising revenue.

Notwithstanding the foregoing, in general, our audio segment faces declining audiences, which we believe is present across the industry, competitive factors with other major Spanish-language broadcasters, and changing demographics and preferences of listening audiences, including podcasts and other streaming services. We anticipate that these changes in listener habits will persist and may accelerate at least for at least for the foreseeable future and possibly permanently. Additionally, notwithstanding the increases in local advertising revenue, we have previously noted a trend for advertising to move increasingly from traditional media, such as radio, to new media, such as digital media, and we expect this trend to continue.

Direct Operating Expenses. Direct operating expenses in our audio segment increased to $28.8 million for the year ended December 31, 2022 from $28.0 million for the year ended December 31, 2021, an increase of approximately $0.8 million. The increase was primarily due to an increase in expenses associated with the increase in local advertising revenue.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our audio segment increased to $12.9 million for the year ended December 31, 2022 from $12.1 million for the year ended December 31, 2021, an increase of approximately $0.8 million. The increase was primarily due to an increase in rent expense.

Liquidity and Capital Resources

While we have a history of operating losses in some periods and operating income in other periods, we also have a history of generating significant positive cash flows from our operations. We had net income attributable to common stockholders of $18.1 million and $29.3 million for the years ended December 31, 2022 and 2021, respectively, and a net loss attributable to common stockholders of $3.9 million for the year ended December 31, 2020. We had positive cash flow from operations of $78.9 million, $65.3 million and $63.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. For at least the next twelve months, we expect to fund our working capital requirements, capital expenditures and payments of principal and interest on outstanding indebtedness, with cash on hand and cash flows from operations.

We currently believe that our cash position is capable of meeting our operating and capital expenses and debt service requirements for at least the next twelve months from the issuance of this annual report. We believe that our position is strengthened by cash and cash equivalents on hand, in the amount of $110.7 million, and available for sale marketable securities in the additional amount of $44.5 million, as of December 31, 2022.

Our liquidity is not materially impacted by the amounts held in accounts outside the United States. The majority of our cash and cash equivalents is held outside the United States, primarily in Uruguay, Spain, Ecuador and Singapore, none of which countries have foreign currency controls. We hold smaller amounts in certain countries that do have foreign currency controls, including South Africa and Argentina, which could impact our ability to freely repatriate such funds from those countries to the United States.

2017 Credit Facility

On November 30, 2017 (the "Closing Date"), we entered into our 2017 Credit Facility pursuant to the 2017 Credit Agreement. The 2017 Credit Facility consists of a $300.0 million senior secured Term Loan B Facility (the "Term Loan B Facility"), which was drawn in full on the Closing Date. In addition, the 2017 Credit Facility provides that we may increase the aggregate principal amount of the 2017 Credit Facility by up to an additional $100.0 million plus the amount that would result in our first lien net leverage ratio (as such term is used in the 2017 Credit Agreement) not exceeding 4.0 to 1.0, subject to us satisfying certain conditions.

Borrowings under the Term Loan B Facility were used on the Closing Date (a) to repay in full all of our and our subsidiaries' then outstanding obligations under the previous 2013 credit agreement, or 2013 Credit Agreement, and to terminate the 2013 Credit Agreement, (b) to pay fees and expenses in connection with the 2017 Credit Facility, and (c) for general corporate purposes.

The 2017 Credit Facility is guaranteed on a senior secured basis by certain of our existing and future wholly-owned domestic subsidiaries, and is secured on a first priority basis by our and those subsidiaries' assets.

Our borrowings under the 2017 Credit Facility bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to either: (i) the Eurodollar Rate (as defined in the 2017 Credit Agreement) plus 2.75%; or (ii) the

Base Rate (as defined in the 2017 Credit Agreement) plus 1.75%. As of December 31, 2022, the interest rate on our Term Loan B was 7.13%. The Term Loan B Facility expires on November 30, 2024 (the "Maturity Date").

The amounts outstanding under the 2017 Credit Facility may be prepaid at our option without premium or penalty, provided that certain limitations are observed, and subject to customary breakage fees in connection with the prepayment of a LIBOR rate loan. The principal amount of the Term Loan B Facility shall be paid in installments on the dates and in the respective amounts set forth in the 2017 Credit Agreement, with the final balance due on the Maturity Date

Subject to certain exceptions, the 2017 Credit Facility contains covenants that limit the ability of us and our restricted subsidiaries to, among other things:

- incur liens on our property or assets;

- make certain investments;

- incur additional indebtedness;

- consummate any merger, dissolution, liquidation, consolidation or sale of substantially all assets;

- dispose of certain assets;

- make certain restricted payments;

- make certain acquisitions;

- enter into substantially different lines of business;

- enter into certain transactions with affiliates;

- use loan proceeds to purchase or carry margin stock or for any other prohibited purpose;

- change or amend the terms of our organizational documents or the organization documents of certain restricted subsidiaries in a materially adverse way to the lenders, or change or amend the terms of certain indebtedness;

- enter into sale and leaseback transactions;

- make prepayments of any subordinated indebtedness, subject to certain conditions; and

- change our fiscal year, or accounting policies or reporting practices.

The 2017 Credit Facility also provides for certain customary events of default, including the following:

- default for three (3) business days in the payment of interest on borrowings under the 2017 Credit Facility when due;

- default in payment when due of the principal amount of borrowings under the 2017 Credit Facility;

- failure by us or any subsidiary to comply with the negative covenants and certain other covenants relating to maintaining the legal existence of the Company and certain of its restricted subsidiaries and compliance with anti-corruption laws;

- failure by us or any subsidiary to comply with any of the other agreements in the 2017 Credit Agreement and related loan documents that continues for thirty (30) days (or ten (10) days in the case of failure to comply with covenants related to inspection rights of the administrative agent and lenders and permitted uses of proceeds from borrowings under the 2017 Credit Facility) after our officers first become aware of such failure or first receive written notice of such failure from any lender;

- default in the payment of other indebtedness if the amount of such indebtedness aggregates to $15.0 million or more, or failure to comply with the terms of any agreements related to such indebtedness if the holder or holders of such indebtedness can cause such indebtedness to be declared due and payable;

- certain events of bankruptcy or insolvency with respect to us or any significant subsidiary;

- final judgment is entered against us or any restricted subsidiary in an aggregate amount over $15.0 million, and either enforcement proceedings are commenced by any creditor or there is a period of thirty (30) consecutive days during which the judgment remains unpaid and no stay is in effect;

- any material provision of any agreement or instrument governing the 2017 Credit Facility ceases to be in full force and effect; and

- any revocation, termination, substantial and adverse modification, or refusal by final order to renew, any media license, or the requirement (by final non-appealable order) to sell a television or radio station, where any such event or failure is reasonably expected to have a material adverse effect.

The Term Loan B Facility does not contain any financial covenants. In connection with our entering into the 2017 Credit Agreement, we and our restricted subsidiaries also entered into a Security Agreement, pursuant to which we and all of the companies existing in future wholly-owned domestic subsidiaries each granted a first priority security interest in the collateral securing the 2017 Credit Facility for the benefit of the lenders under the 2017 Credit Facility.

We did not make prepayments in 2022 and 2021.

On April 30, 2019, we entered into an amendment to the 2017 Credit Agreement, which became effective on May 1, 2019.

The 2017 Credit Agreement contains a covenant that we deliver our financial statements and certain other information for each fiscal year within 90 days after the end of each fiscal year.

On June 4, 2021, we entered into the Second Amendment (the "Amendment") to the 2017 Credit Agreement, by and among the Company, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders (collectively, the "Lenders"). The Amendment amends the 2017 Credit Agreement, primarily to permit additional investments in restricted subsidiaries that are not loan parties, and make certain changes to the definition of "Consolidated Net Income" for the purpose of calculating EBITDA as defined by the 2017 Credit Agreement. Pursuant to the Amendment, we agreed to pay to the Lenders consenting to the Amendment a fee equal to 0.375% of the aggregate principal amount of the outstanding loans held by such Lenders under the 2017 Credit Agreement as of June 4, 2021. This fee totaled approximately $0.6 million and will be amortized as interest expense over the remaining term of the Term Loan B.

The carrying amount of the Term Loan B Facility as of December 31, 2022 was $208.1 million, net of $1.2 million of unamortized debt issuance costs and original issue discount. The estimated fair value of the Term Loan B Facility as of December 31, 2022 was $204.0 million. The estimated fair value is based on quoted prices in markets where trading occurs infrequently.

Share Repurchase Program

On March 1, 2022, our Board of Directors approved a share repurchase program of up to $20 million of our common stock. Under this share repurchase program, we are authorized to purchase shares from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors. On the same date, the Board terminated our previous share repurchase program of up to $45 million of our common stock.

As of December 31, 2022, we have repurchased a total of 1.8 million shares of our Class A common stock under the new share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43. All such repurchased shares were retired as of December 31, 2022.

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA (as defined below) increased to $103.1 million for the year ended December 31, 2022 from $88.0 million for the year ended December 31, 2021, an increase of $15.1 million, or 17%. As a percentage of net revenue, consolidated adjusted EBITDA decreased to 11% for the year ended December 31, 2022, from 12% for the year ended December 31, 2021.

Consolidated adjusted EBITDA, as defined in our 2017 Credit Agreement, means net income (loss) plus gain (loss) on sale of assets, depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation included in operating and corporate expenses, net interest expense, other income (loss), non-recurring cash expenses, gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from FCC spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings. We use the term consolidated adjusted EBITDA because that measure is defined in our 2017 Credit Agreement and does not include gain (loss) on sale of assets, depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation, net interest expense, other income (loss), non-recurring cash expenses, gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from FCC spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings.

Since consolidated adjusted EBITDA is a measure governing several critical aspects of our 2017 Credit Facility, we believe that it is important to disclose consolidated adjusted EBITDA to our investors. We may increase the aggregate principal amount outstanding by an additional amount equal to $100.0 million plus the amount that would result in our total net leverage ratio, or the ratio of consolidated total senior debt (net of up to $75.0 million of unrestricted cash) to trailing-twelve-month consolidated adjusted EBITDA, not exceeding 4.0. In addition, beginning December 31, 2018, at the end of every calendar year, in the event our total net leverage ratio is within certain ranges, we must make a debt prepayment equal to a certain percentage of our Excess Cash Flow, which is defined as consolidated adjusted EBITDA, less consolidated interest expense, less debt principal payments, less taxes paid, less other amounts set forth in the definition of Excess Cash Flow in the 2017 Credit Agreement. The total leverage ratio was as follows (in each case as of December 31): 2022, 1.3 to 1; 2021, 1.6 to 1.

While many in the financial community and we consider consolidated adjusted EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income (loss) and net income (loss). As consolidated adjusted EBITDA excludes non-cash gain (loss) on sale of assets, non-cash depreciation and amortization, non-cash impairment charge, non-cash stock-based compensation expense, net interest expense, other income (loss), non-recurring cash expenses, gain (loss) on debt extinguishment, income tax (expense) benefit, equity in net income (loss) of nonconsolidated affiliate, non-cash losses, syndication programming amortization less syndication programming payments, revenue from FCC spectrum incentive auction less related expenses, expenses associated with investments, EBITDA attributable to redeemable noncontrolling interest, acquisitions and dispositions and certain pro-forma cost savings, consolidated adjusted EBITDA has certain limitations because it excludes and includes several important financial line items. Therefore, we consider both non-GAAP and U.S. GAAP measures when evaluating our business. Consolidated adjusted EBITDA is also used to make executive compensation decisions.

Consolidated adjusted EBITDA is a non-GAAP measure. For a reconciliation of consolidated adjusted EBITDA to cash flows from operating activities, its most directly comparable U.S. GAAP financial measure, please see page 71.

Cash Flow

Net cash flow provided by operating activities was $78.9 million for the year ended December 31, 2022 compared to net cash flow provided by operating activities of $65.3 million for the year ended December 31, 2021. We had net income of $20.2 million for the year ended December 31, 2022, which included non-cash items such as deferred income taxes of $3.7 million, depreciation and amortization expense of $25.7 million, non-cash stock-based compensation expense of $20.0 million, and impairment charge of $1.6 million. We had net income of $35.2 million for the year ended December 31, 2021, which included non-cash items such as deferred income taxes of $14.6 million, depreciation and amortization expense of $22.4 million, non-cash stock-based compensation expense of $9.6 million, and impairment charge of $3.0 million. We expect to have positive cash flow from operating activities for the 2023 year.

Net cash flow used in investing activities was $60.5 million for the year ended December 31, 2022, compared to net cash flow provided by investing activities of $17.3 million for the year ended December 31, 2021. During the year ended December 31, 2022, we spent $106.4 million on purchases of marketable securities, spent $11.5 million in net capital expenditures, spent $5.2 million on investments in VIEs, net of cash consolidated, received $59.8 million from the sale of marketable securities, and received $2.7 million from the sale of property and equipment and intangibles. During the year ended December 31, 2021, we had proceeds of $27.8 million from the maturity of marketable securities and proceeds of $10.4 million from the sale of property and equipment and intangibles, and we spent $14.3 million on the acquisitions of MediaDonuts and 365 Digital, net of cash acquired, $5.8 million on net capital expenditures, and $0.8 million on the purchase of an investment. We anticipate that our capital expenditures will be approximately $19.5 million during the full year 2023. Of this amount, we expect that approximately $3.9 million will be reimbursed in connection with a new office lease (see Note 20 to Notes to Consolidated Financial Statements). The amount of our anticipated capital expenditures may change based on future changes in business plans and our financial condition and general economic conditions. We expect to fund capital expenditures with cash on hand and net cash flow from operations.

Net cash flow used in financing activities was $92.8 million for the year ended December 31, 2022, compared to net cash flow used in financing activities of $16.6 million for the year ended December 31, 2021. During the year ended December 31, 2022, we made payments of contingent consideration of $65.3 million, dividend payments of $8.5 million, debt payments of $3.3 million, payments for taxes related to shares withheld for share-based compensation plans of $4.5 million, spent $11.3 million for the repurchase of Class A common stock, and received $0.2 million related to the issuance of common stock upon the exercise of stock options. During the year ended December 31, 2021, we made dividend payments of $8.5 million, principal debt repayments of $3.0 million, payments for financing costs of $0.6 million, and spent $4.7 million for taxes related to shares withheld for share-based compensation plans.

On February 3, 2023, we announced that our Board of Directors approved a quarterly cash dividend to shareholders of $0.05 per share of the Company's Class A and Class U common stock, payable on March 31, 2023. This is double our previous quarterly dividend of $0.025 that was paid quarterly in 2022 and restores the dividend to its pre-pandemic level.

Credit Risk

We have credit risk in our digital segment insofar as we are required to pay the media companies for which we act as commercial partner for all inventory purchased regardless of whether we are able to collect on a transaction from the local advertiser or its ad agency. We believe that we manage this credit risk effectively, in part by analyzing the creditworthiness of these customers; however, we can give no assurance that this will continue to be the case in future periods.

Additionally, we are dependent upon one single global media company for the majority of our consolidated revenue, which amounted to approximately 49% and 55% of our consolidated revenue for the years ended December 31, 2022 and 2021, respectively. We expect that dependence will continue. The loss of all or a substantial part of that revenue would have a significant impact on our liquidity and cash flow.

Commitments and Contractual Obligations

Our material contractual obligations at December 31, 2022 which are not reflected as liabilities in the Consolidated Balance Sheets include media research and ratings providers, to provide television and radio audience measurement services, of approximately $7.4 million, and other amounts consist primarily of obligations for software licenses utilized by our sales team of approximately $3.9 million.

We have also entered into employment agreements with certain of our key employees, including Christopher T. Young, Jeffery A. Liberman, Karl Meyer, and Juan Saldivar, and we had an employment agreement with our late Chief Executive Officer, Walter F. Ulloa.

Other than the foregoing commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in or relationships with any variable-interest entities that are not included in our consolidated financial statements.

Application of Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are the most important to the accurate portrayal of our financial condition and results of operations. Critical accounting policies require management's subjective judgment and may produce materially different results under different assumptions and conditions. We have discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed and approved our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Goodwill

We believe that the accounting estimates related to the fair value of our reporting units and indefinite life intangible assets and our estimates of the useful lives of our long-lived assets are "critical accounting estimates" because: (1) goodwill and other intangible assets are our most significant assets, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as on our results of operations, could be material. Accordingly, the assumptions about future cash flows on the assets under evaluation are critical

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. We test our goodwill and other indefinite-lived intangible assets for impairment annually on October 1, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets.

In testing the goodwill of our reporting units for impairment, we first determine, based on a qualitative assessment, whether it is more likely than not that the fair value of each of our reporting units is less than their respective carrying amounts. We have determined that each of our operating segments is a reporting unit.

If it is deemed more likely than not that the fair value of a reporting unit is less than the carrying value based on this initial assessment, the next step is a quantitative comparison of the fair value of the reporting unit to its carrying amount. If a reporting unit's estimated fair value is equal to or greater than that reporting unit's carrying value, no impairment of goodwill exists and the testing is complete. If the reporting unit's carrying amount is greater than the estimated fair value, then an impairment loss is recorded for the amount of the difference.

As of our annual goodwill testing date, October 1, 2022, we had $46.2 million of goodwill in our digital reporting unit. We did not reach a definitive conclusion on the digital reporting unit based on a qualitative assessment alone so we performed a quantitative test and compared the fair value of the digital reporting unit to its carrying amount. The fair value of our digital reporting unit exceeded its carrying value by 65%, resulting in no impairment charge. As discussed in Note 6 to Notes to Consolidated Financial Statements, the calculation of the fair value of the digital reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 1%, the fair value of the digital reporting unit would decrease by 4%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the digital reporting unit would decrease by 1%.

As of our annual goodwill testing date, October 1, 2022, we had $40.5 million of goodwill in our television reporting unit. We did not reach a definitive conclusion on the television reporting unit based on a qualitative assessment alone so we performed a quantitative test and compared the fair value of the television reporting unit to its carrying amount. The fair value of our television reporting unit exceeded its carrying value by 28%, resulting in no impairment charge. As discussed in Note 6 to Notes to Consolidated Financial Statements, the calculation of the fair value of the television reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 0.5%, the fair value of the television reporting unit would decrease by 3%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the television reporting unit would decrease by 2%.

As of our annual goodwill testing date, October 1, 2022, we had no goodwill in our radio reporting unit.

When a quantitative analysis is performed, the estimated fair value of goodwill is determined by using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit's operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to our reporting units. The market approach requires us to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums. The current economic conditions have led to a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on our estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimated our discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. We estimated our revenue projections and profit margin projections based on internal forecasts about future performance.

Uncertain economic conditions, fiscal policy and other factors beyond our control potentially could have an adverse effect on the capital markets, which would affect the discount rate assumptions, terminal value estimates, transaction premiums and comparable transactions. Such uncertain economic conditions could also have an adverse effect on the fundamentals of our business and results of operations, which would affect our internal forecasts about future performance and terminal value estimates. Furthermore, such uncertain economic conditions could have a negative impact on the advertising industry in general or the industries of those customers who advertise on our stations, including, among others, the automotive, financial and other services, telecommunications, travel and restaurant industries, which in the aggregate provide a significant amount of our historical and projected advertising revenue. The activities of our competitors, such as other broadcast television stations and radio stations, could have an adverse effect on our internal forecasts about future performance and terminal value estimates. Changes in technology or our audience preferences, including increased competition from other forms of advertising-based mediums, such as Internet, social media and broadband content providers serving the same markets, could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums. Finally, the risk factors that we identify from time to time in our SEC reports could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums.

There can be no assurance that our estimates and assumptions made for the purpose of our goodwill impairment testing will prove to be accurate predictions of the future. If our assumptions regarding internal forecasts of future performance of our business as a whole or of our units are not achieved, if market conditions change and affect the discount rate, or if there are lower comparable transactions and transaction premiums, we may be required to record additional goodwill impairment charges in future periods. It is not possible at this time to determine if any such future change in our assumptions would have an adverse impact on our valuation models and result in impairment, or if it does, whether such impairment charge would be material.

Indefinite Life Intangible Assets

We believe that our broadcast licenses are indefinite life intangible assets. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other significant factors that may limit the period over which the asset is expected to contribute directly or indirectly to future cash flows. The evaluation of impairment for indefinite life intangible assets is performed by a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster, because such licenses are used together, are complementary to each other and are representative of the best use of those assets. Our individual market clusters consist of cities or nearby cities. We test our broadcasting licenses for impairment based on certain assumptions about these market clusters.

The estimated fair value of indefinite life intangible assets is determined by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimate the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. We estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions we make about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

The carrying value of one television FCC license exceeded its fair value. As a result, we incurred an impairment charge in the amount of $0.9 million. The fair values of our television FCC licenses for each of the remaining market clusters exceeded the carrying values in amounts ranging from 49% to over 1,000%.

The carrying value of four radio FCC license exceeded their fair value. As a result, we incurred an impairment charge in the amount of $0.7 million. The fair values of our radio FCC licenses for each of the remaining market clusters exceeded the carrying values in amounts ranging from 12% to over 70%.

Uncertain economic conditions, fiscal policy and other factors beyond our control potentially could have an adverse effect on the capital markets, which would affect the discount rate assumptions, terminal value estimates, transaction premiums and comparable transactions. Such uncertain economic conditions could also have an adverse effect on the fundamentals of our business and results of operations, which would affect our internal forecasts about future performance and terminal value estimates. Furthermore, such uncertain economic conditions could have a negative impact on the advertising industry in general or the industries of those customers who advertise on our stations, including, among others, the automotive, financial and other services, telecommunications, travel and restaurant industries, which in the aggregate provide a significant amount of our historical and projected advertising revenue. The activities of our competitors, such as other broadcast television stations and radio stations, could have an adverse effect on our internal forecasts about future performance and terminal value estimates. Changes in technology or our audience preferences, including increased competition from other forms of advertising-based mediums, such as Internet, social media and broadband content providers serving the same markets, could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums. Finally, the risk factors that we identify from time to time in our SEC reports could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums.

There can be no assurance that our estimates and assumptions made for the purposes of our impairment testing will prove to be accurate predictions of the future. If our assumptions regarding internal forecasts of future performance of our business as a whole or of our units are not achieved, if market conditions change and affect the discount rate, or if there are lower comparable transactions and transaction premiums, we may be required to record additional impairment charges in future periods. It is not possible at this time to determine if any such future change in our assumptions would have an adverse impact on our valuation models and result in impairment, or if it does, whether such impairment charge would be material.

Long-Lived Assets, Including Intangibles Subject to Amortization

Depreciation and amortization of our long-lived assets is provided using the straight-line method over their estimated useful lives. Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from initial estimates. In those cases where we determine that the useful life of a long-lived asset should be revised, we will depreciate the net book value in excess of the estimated residual value over its revised remaining useful life. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Deferred Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In evaluating our ability to realize net deferred tax assets, we consider all reasonably available evidence including our past operating results, tax strategies and forecasts of future taxable income. In considering these factors, we make certain assumptions and judgments that are based on the plans and estimates used to manage our business.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Revenue Recognition

Revenue related to our digital segment is recognized when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. In our arrangements with media companies for which we act as commercial partner, we have concluded that we are the principal in the transaction and therefore recognize revenue on a gross basis, because (i) we are responsible for fulfillment of the contract, including customer support, resolving customer complaints, and accepting responsibility for the quality or suitability of the product or service; (ii) we have pricing discretion over the transaction; and (iii) we carry inventory risk and we are required to pay the media companies for which we act as commercial partner for all inventory purchased regardless of whether we are able to collect on a transaction. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

Revenue related to the sale of advertising in our television and audio segments is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with advertisers is recorded as gross revenue and the related commission or national representation fee is recorded in operating expense.

We generate revenue from retransmission consent agreements that are entered into with MVPDs. We refer to such revenue as retransmission consent revenue, which represents payments from MVPDs for access to our television station signals so that they may rebroadcast our signals and charge their subscribers for this programming. We recognize retransmission consent revenue earned as the television signal is delivered to the MVPD.

We also generate revenue from agreements associated with our television stations' spectrum usage rights from a variety of sources, including but not limited to entering into agreements with third parties to utilize excess spectrum for the broadcast of their multicast networks, charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with broadcasting operations, and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. Revenue from such agreements is recognized over the period of the agreement or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference.

Allowance for Doubtful Accounts

Our accounts receivable consist of a homogeneous pool of relatively small dollar amounts from a large number of customers. We evaluate the collectability of our trade accounts receivable based on a number of factors. When we are aware of a specific customer's inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Business Combinations

We apply the acquisition method of accounting for business combinations in accordance with U.S. GAAP and use estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue projections, gross margin projections, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. We use established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition, as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Variable Interest Entities

In accordance with the provisions of the Financial Accounting Standards Board (FASB) or ASC 810, "Consolidation," we evaluate entities for which control is achieved through means other than voting rights to determine if we are the primary beneficiary of a VIE. An entity is a VIE if it has any of the following characteristics: (1) the entity has insufficient equity to permit it to finance its activities without additional subordinated financial support; (2) equity holders, as a group, lack the characteristics of a controlling financial interest; or (3) the entity is structured with non-substantive voting rights. The primary beneficiary of a VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We consolidate our investment in a VIE when we determine that we are the primary beneficiary of such entity.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; and the significance of the our investment and other means of participation in the VIE's expected profits/losses. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by these VIEs and general market conditions.

We may change our original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. We perform this analysis on an ongoing basis.

Contingent Consideration

If business combinations or variable interest entities provide for contingent consideration, we record the contingent consideration at fair value at the acquisition date. We adjust the contingent consideration liability at the end of each reporting period based on fair value inputs representing changes in forecasted revenue of the acquired entities and the probability of an adjustment to the purchase price. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate. Changes in the fair value of the contingent consideration after the acquisition date are included in earnings if the contingent consideration is recorded as a liability.

Additional Information

For additional information on our significant accounting policies, please see Note 2 to Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

For further information on recently issued accounting pronouncements, see Note 2 to Notes to Consolidated Financial Statements.

Sensitivity of Critical Accounting Estimates

We have critical accounting estimates that are sensitive to change. The most significant of those sensitive estimates relates to the impairment of intangible assets. Goodwill and indefinite life intangible assets are not amortized but instead are tested annually on October 1 for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

Digital

We conducted our annual review of our digital reporting unit as part of our goodwill testing and determined that the fair value of our digital reporting unit exceeded the carrying value. The fair value of the digital reporting unit was primarily determined by using a combination of a market approach and an income approach. The revenue projections and profit margin projections in the models are based on the historical performance of the business and projected trends in the digital industry and Hispanic market. Based on the assumptions and estimates described above, as of our annual goodwill testing date, October 1, 2022, the fair value of our digital reporting unit exceeded its carrying value by 65%, resulting in no impairment charge. As discussed in Note 6 to Notes to Consolidated Financial Statements, the calculation of the fair value of the digital reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 1%, the fair value of the digital reporting unit would decrease by 4%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the digital reporting unit would decrease by 1%.

Television

In calculating the estimated fair value of our television FCC licenses, we used models that rely on various assumptions, such as future cash flows, discount rates and multiples. The estimates of future cash flows assume that the television segment revenues will increase significantly faster than the increase in the television expenses, and therefore the television assets will also increase in value. If any of the estimates of future cash flows, discount rates, multiples or assumptions were to change in any future valuation, it could affect our impairment analysis and cause us to record an additional expense for impairment.

We conducted a review of our television indefinite life intangible assets by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimate the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. We estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. We noted that the carrying value of one television FCC license exceeded its value. As a result, we incurred an impairment charge in the amount of $0.9 million. The fair values of our television FCC licenses for each of the remaining market clusters exceeded the carrying values in amounts ranging from 49% to over 1,000%.

We conducted our annual review of our television reporting unit as part of our goodwill testing and determined that the fair value of our television reporting unit exceeded the carrying value. The fair value of the television reporting unit was primarily determined by using a combination of a market approach and an income approach. The revenue projections and profit margin projections in the models are based on the historical performance of the business and projected trends in the television industry and Hispanic market. Based on the assumptions and estimates described above, as of our annual goodwill testing date, October 1, 2022, the television reporting unit's fair value exceeded its carrying value by 28%, resulting in no impairment charge. As discussed in Note 6 to Notes to Consolidated Financial Statements, the calculation of the fair value of the television reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 0.5%, the fair value of the television reporting unit would decrease by 3%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the television reporting unit would decrease by 2%.

Radio

In calculating the estimated fair value of our radio FCC licenses, we used models that rely on various assumptions, such as future cash flows, discount rates and multiples. The estimates of future cash flows assume that the audio segment revenues will increase significantly faster than the increase in the radio expenses, and therefore the radio assets will also increase in value. If any of the estimates of future cash flows, discount rates, multiples or assumptions were to change in any future valuation, it could affect our impairment analysis and cause us to record an additional expense for impairment.

We conducted a review of our radio indefinite life intangible assets by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimate the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. We estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. We noted that the carrying value of four radio FCC license exceeded their fair value. As a result, we incurred an impairment charge in the amount of $0.7 million. The fair values of our radio FCC licenses for each of the remaining market clusters exceeded the carrying values in amounts ranging from 12% to over 70%.

We did not have any goodwill in our radio reporting unit at December 31, 2022.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2022. However, based on recent inflation trends, the economy in Argentina has been classified as highly inflationary. As a result, we applied the guidance in ASC 830, "Foreign Currency Matters", by remeasuring non-monetary assets and liabilities at historical exchange rates and monetary-assets and liabilities using current exchange rates. There can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk represents the potential loss that may impact our financial position, results of operations or cash flows due to adverse changes in the financial markets. We are exposed to market risk from changes in the base rates on our Term Loan B.

Interest Rates

As of December 31, 2022, we had $209.3 million of variable rate bank debt outstanding under our 2017 Credit Facility. The debt bears interest at Eurodollar plus a margin of 2.75%.

Because our debt is subject to interest at a variable rate, our earnings will be affected in future periods by changes in interest rates. If the Eurodollar were to increase by 100 basis points, or one percentage point, from its December 31, 2022 level, our annual interest expense would increase and cash flow from operations would decrease by approximately $2.1 million based on the outstanding balance of our term loan as of December 31, 2022.

Foreign Currency

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Historically, our revenues have primarily been denominated in U.S. dollars, and the majority of our current revenues continue to be, and are expected to remain, denominated in U.S. dollars. However, we have operations in countries other than the United States, primarily related to our digital business, and as a result we expect an increasing portion of our future revenues to be denominated in currencies other than the U.S. dollar, primarily the Mexican peso, Argentine peso, certain other Latin American currencies and various Asian currencies. The effect of an immediate and hypothetical 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at December 31, 2022 would not be material to our overall financial condition or consolidated results of operations. Our operating expenses are primarily denominated in U.S. Dollars. In addition, certain of our operating expenses are denominated in the currencies of the countries in which our operations are located, such as Spain, Latin American countries and other countries. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

Based on recent inflation trends, the economy in Argentina has been classified as highly inflationary. As a result, we applied the guidance in ASC 830 by remeasuring non-monetary assets and liabilities at historical exchange rates and monetary-assets and liabilities using current exchange rates. See Note 2 to Notes to Consolidated Financial Statements.

We maintain certain cash and cash equivalents in Argentina and South Africa, which countries have foreign exchange controls that could impact our ability to freely repatriate such funds from those countries to the United States.

As our international operations continue to grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the amount of operating expense of our international operations, which are primarily related to our digital business. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations historically have not had a material impact on our operating results and cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See pages F-1 through F-49.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that the information relating to our Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow for timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the evaluation date, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the design and operating effectiveness of our internal controls over financial reporting based on the framework in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our independent registered public accounting firm, Deloitte & Touche LLP, has independently assessed the effectiveness of our internal control over financial reporting and its report is included in response to "Item 8. Financial Statements and Supplementary Data", appearing beginning at page F-2 of this report.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all control issues or misstatements. Accordingly, our controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our control system are met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become adequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control

There have been no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report:*

1. Financial Statements

The consolidated financial statements contained herein are as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report.

2. Financial Statement Schedule

The consolidated financial statement schedule contained herein is as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report. All other schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

(b) *Exhibits:*

The following exhibits are attached hereto and incorporated herein by reference.

Exhibit Number	Exhibit Description
3.1(2)	Second Amended and Restated Certificate of Incorporation
3.2(20)	Fifth Amended and Restated Bylaws, as adopted on March 26, 2020
4.1*	Description of the Registrant's Securities
10.1(3)†	2000 Omnibus Equity Incentive Plan
10.2(21)	Amended and Restated Voting Agreement by and among Walter F. Ulloa, Paul A. Zevnik and the other parties thereto
10.3(18)†	Employment Agreement effective as of January 1, 2020 by and between the registrant and Walter F. Ulloa
10.4(33)†	Amendment to Executive Employment Agreement effective as of March 1, 2023 by and between the registrant and Jeffery A. Liberman
10.5(19)†	Executive Employment Agreement effective as of March 1, 2020 by and between the registrant and Jeffery A. Liberman
10.6(25)†	Executive Employment Agreement effective as of January 1, 2022 between the registrant and Christopher T. Young
10.7(34)†	Executive Employment Agreement effective as of May 1, 2022 between the registrant and Karl Meyer
10.8(17)†	Executive Employment Agreement effective as of May 13, 2019 between the registrant and Karl Meyer
10.9(24)†	Executive Employment Agreement effective as of November 5, 2020 between the registrant and Juan Saldívar
10.10*†	Form of Indemnification Agreement for officers and directors of the registrant
10.11(3)	Form of Investors Rights Agreement by and among the registrant and certain of its stockholders
10.12(1)	Amendment to Investor Rights Agreement dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.13(1)	Letter Agreement regarding registration rights of Univision dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.14(3)	Office Lease dated August 19, 1999 by and between Water Garden Company L.L.C. and Entravision Communications Company, L.L.C.

97

10.15(6)	First Amendment to Lease and Agreement Re: Sixth Floor Additional Space dated as of March 15, 2001 by and between Water Garden Company L.L.C., Entravision Communications Company, L.L.C. and the registrant
10.16(5)	Second Amendment to Lease dated as of October 5, 2005 by and between Water Garden Company L.L.C. and the registrant
10.17(10)	Third Amendment to Lease effective as of January 31, 2011 by and between Water Garden Company L.L.C. and the registrant
10.18(23)	Fourth Amendment to Lease effective as of January 14, 2021 by and between Water Garden Company L.L.C. and the registrant
10.19(25)	Fifth Amendment to Lease, effective as of February 16, 2022 by and between Water Garden Company L.L.C. and the registrant
10.20*	Sixth Amendment to Lease, effective as of June 7, 2022 by and between Water Garden Company L.L.C. and the registrant
10.21(14)	Station Affiliation Agreement, dated as of October 2, 2017, by and between Entravision Communications Corporation, The Univision Network Limited Partnership and UniMás Network
10.22(7)	Master Network Affiliation Agreement, dated as of August 14, 2002, by and between Entravision Communications Corporation and Univision Network Limited Partnership
10.23(11)	Amendment, effective as of October 1, 2011, to Master Network Affiliation Agreement, dated as of August 14, 2002, by and between Entravision Communications Corporation and Univision Network Limited Partnership
10.24(7)	Master Network Affiliation Agreement, dated as of March 17, 2004, by and between Entravision Communications Corporation and TeleFutura
10.25(11)	Amendment, effective as of October 1, 2011, to Master Network Affiliation Agreement, dated as of March 17, 2004, by and between Entravision Communications Corporation and TeleFutura
10.26(2)†	2004 Equity Incentive Plan
10.27(8)†	First Amendment, dated as of May 1, 2006, to 2004 Equity Incentive Plan
10.28(9)†	Second Amendment, dated as of July 13, 2006, to 2004 Equity Incentive Plan
10.29(12)†	Third Amendment, dated as of April 23, 2014, to 2004 Equity Incentive Plan
10.30(13)†	Fourth Amendment, dated as of May 21, 2014, to 2004 Equity Incentive Plan
10.31(26)†	Fifth Amendment, effective as of April 27, 2021, to 2004 Equity Incentive Plan
10.32(27)†	Sixth Amendment, effective as of May 27, 2021, to 2004 Equity Incentive Plan
10.33(4)†	Form of Stock Option Award under the 2004 Equity Incentive Plan
10.34*†	Form of Restricted Stock Unit Award under the 2004 Equity Incentive Plan (directors)
10.35*†	Form of Restricted Stock Unit Award under the 2004 Equity Incentive Plan (employees)
10.36*†	Non-Employee Director Compensation Policy
10.37(15)	Credit Agreement, dated as of November 30, 2017, by and among Entravision Communications Corporation, as the Borrower, Bank of America, N.A., as Administrative Agent, RBC Capital Markets, as Syndication Agent, Wells Fargo Bank, National Association, as Documentation Agent, and the other financial institutions party thereto as Lenders
10.38(15)	Security Agreement, dated as of November 30, 2017, by and among Entravision Communications Corporation, each other guarantor from time to time party thereto and Bank of America, N.A., as Administrative Agent
10.39(16)	First Amendment and Limited Waiver, dated as of April 30, 2019, by and among Entravision Communications Corporation, as the Borrower, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders
10.40(28)	Second Amendment, dated as of June 4, 2021, to Credit Agreement, dated November 30, 2017 and amended as of April 30, 2019, by and among by and among the Company, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders

10.41(22)	Share Purchase Agreement effective as of October 13, 2020 by and among Entravision Digital Holdings, LLC and the selling shareholders named therein
10.42(22)	Put and Call Option Agreement effective as of October 13, 2020 by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation and the selling shareholders named therein
10.43(29)	Share Purchase Agreement dated as of August 25, 2021 by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation, Redmas Ventures, S.L., and the selling shareholders named therein
10.44(30)	Amendment No. 1 to Share Purchase Agreement executed on January 4, 2022 by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation, Redmas Ventures, S.L., and the selling shareholders named therein
10.45(35)	Letter Agreement Re: Accelerated Payments executed on September 13, 2022 by and among Entravision Digital Holdings, LLC, Sorin Properties, S.L., and Entravision Communications Corporation (as guarantor)
10.46(31)	Securities Purchase Agreement effective as of June 4, 2021 by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation, MediaDonuts Pte. Ltd. and the selling shareholders named therein
10.47(32)	Earn-Out Agreement effective as of July 1, 2021 by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation, and the selling shareholders named therein
21.1*	Subsidiaries of the registrant
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of BDO USA, LLP
24.1*	Power of Attorney (included after signatures hereto)
31.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
31.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
32*	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

---

* Filed herewith.

† Management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 9, 2005.

(2) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004.

(3) Incorporated by reference from our Registration Statement on Form S-1, No. 333-35336, filed with the SEC on April 21, 2000, as amended by Amendment No. 1 thereto, filed with the SEC on June 14, 2000, Amendment No. 2 thereto, filed with the SEC on July 10, 2000, Amendment No. 3 thereto, filed with the SEC on July 11, 2000 and Amendment No. 4 thereto, filed with the SEC on July 26, 2000.

(4) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005.

(5) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006.

(6) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001.

(7) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.

(8) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006.

(9) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006.

(10) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 25, 2011.

(11) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on January 5, 2012.

(12) Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2014.

(13) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on May 30, 2014.

(14) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on October 5, 2017.

(15) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on December 1, 2017.

(16) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on May 7, 2019.

(17) Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2019.

(18) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on December 30, 2019.

(19) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 13, 2020.

(20) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 27, 2020.

(21) Incorporated by reference from Schedule 13D of Walter F. Ulloa and Paul A. Zevnik, filed with the SEC on May 15, 2020.

(22) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on October 15, 2020.

(23) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on January 26, 2021.

(24) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on April 12, 2021.

(25) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on February 18, 2022.

(26) Incorporation by reference from our Registration Statement on Form S-8, No. 333-258366, filed with the SEC on August 2, 2021.

(27) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 1, 2021.

(28) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 7, 2021.

(29) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on August 31, 2021.

(30) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on January 7, 2022.

(31) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 9, 2021.

(32) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on July 6, 2021.

(33) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 3, 2023.

(34) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 10, 2022.

(35) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on September 16, 2022.

(c) *Financial Statement Schedules:*

Not applicable.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRAVISION COMMUNICATIONS CORPORATION

By: /s/ CHRISTOPHER T. YOUNG
CHRISTOPHER T. YOUNG
Interim Chief Executive Officer
and Chief Financial Officer and Treasurer

Date: March 16, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Christopher T. Young and Mark A. Boelke, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER T. YOUNG **Christopher T. Young**	Interim Chief Executive Officer, and Treasurer and Chief Financial Officer (principal executive officer, principal financial officer and principal accounting officer)	March 16, 2023
/s/ PAUL A. ZEVNIK **Paul A. Zevnik**	Director and Interim Chair	March 16, 2023
/s/ GILBERT R. VASQUEZ **Gilbert R. Vasquez**	Director	March 16, 2023
/s/ PATRICIA DIAZ DENNIS **Patricia Diaz Dennis**	Director	March 16, 2023
/s/ JUAN SALDIVAR VON WUTHENAU **Juan Saldivar von Wuthenau**	Director	March 16, 2023
/s/ MARTHA ELENA DIAZ **Martha Elena Diaz**	Director	March 16, 2023
/s/ FEHMI ZEKO **Fehmi Zeko**	Director	March 16, 2023

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ENTRAVISION COMMUNICATIONS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Entravision Communications Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Entravision Communications Corporation and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows, for the year ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Contingent Consideration Liability – Cisneros and MediaDonuts — Refer to Notes 3 and 11 to the consolidated financial statements

Critical Audit Matter Description

The Company's contingent consideration liability is primarily related to the acquisition of the remaining 49% of the issued and outstanding shares of stock of Cisneros Interactive and the acquisition of MediaDonuts. These past business combinations include contingent consideration arrangements that require additional consideration to be paid by the Company to the sellers based on a pre-determined multiple of the acquired businesses' 12-month EBITDA targets in specified calendar years. The contingent consideration arrangements are accounted for as a liability and are recorded at fair value each period end, with the change in fair value recognized in the consolidated statements of operations during the period.

As of December 31, 2022, the liability for Cisneros and Media Donuts was $63.6 million, which resulted in a change in fair value recognized in the consolidated statements of operations of $16.0 million during the year. The Company used the real options approach to estimate the fair value of the contingent consideration liability at December 31, 2022.

We identified management's determination of the fair value of the contingent consideration as a critical audit matter due to the significant judgments made by management to estimate the fair value of the contingent liability, and in consideration of the complexity inherent in applying the real option approach. The significant inputs used in establishing the fair value include the revenue growth rates, cost of debt rates, and volatility rates. These are significant inputs that are not observable in the market and represent significant judgements made by management. Auditing the revenue growth rates, cost of debt rates and volatility rates were especially challenging and required a high degree of auditor judgement, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing management's assumptions of the expected amount of future revenues, cost of debt rates and volatility rates, and the acceptability of the results of management's application of the real option approach used to estimate the fair value of the contingent liability included the following, among others:

- We tested the effectiveness of management's controls over the valuation of the contingent liability, including management's controls over the estimates of the amount of expected future revenues, cost of debt rates and volatility rates.
- We evaluated the reasonableness of management's forecasts of future revenues by performing inquiries of appropriate individuals outside of the accounting organization, comparing the projections to historical results, third-party industry forecasts, and internal communications to management and board of directors.
- We evaluated management's ability to estimate future revenues by comparing actual revenues to estimates assumed in the valuation models.

With the assistance of our fair value specialists, we::

- Evaluated the results of management's real option approach.
- Evaluated the reasonableness of management's selected volatility rates by assessing the peer group public companies used in the selection of the volatility rates and developed a range of independent estimates and compared those estimates to the volatility rates selected by management.
- Evaluated the reasonableness of the cost of debt rates selected, including developing a range of independent estimates and comparing those to the cost of debt rates selected by management.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 16, 2023

We have served as the Company's auditor since 2022

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Entravision Communications Corporation
Santa Monica, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Entravision Communications Corporation (the "Company") as of December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment – Digital Reporting Unit

As described in Notes 2 and 6 to the Company's consolidated financial statements, the Company's total goodwill carrying value at December 31, 2021 was $71.7 million, of which $31.2 million was allocated to the digital reporting unit. The Company performs an impairment analysis of goodwill annually, or more frequently if certain events or certain changes in circumstances indicate impairment may exist. There were no triggering events identified by the Company during the year ended December 31, 2021. The Company uses a combination of the market approach and an income approach to estimate the fair value of the reporting units.

We identified the Company's goodwill impairment assessment for the digital reporting unit as a critical audit matter. The Company's goodwill and related impairment assessment processes include the following: (i) development of revenue projections and profit margin projections, (ii) determination of inputs and assumptions used to determine the weighted average cost of capital, and (iii) performance of a market capitalization reconciliation which includes estimation of control premiums. There is significant judgment and estimation by management when estimating the fair value of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and the use of specialized skill and knowledge in performing procedures and evaluating audit evidence relating to the factors considered in management's estimate.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of the Company's projections and related assumptions by comparing them to the Company's historical performance, industry conditions and outlooks, market data and evidence obtained in other areas of the audit.
- Testing the accuracy of the underlying data used by management in the estimate of the fair value of the digital reporting unit.
- Utilizing personnel with specialized knowledge and skill in valuation to assist in assessing the reasonableness of the Company's valuation, including: (i) the inputs and assumptions used in the determination of the weighted average cost of capital, and (ii) assessing the reasonableness of the control premium used in the market capitalization reconciliation.

Impairment Assessment of FCC Licenses

As described in Notes 2 and 6 to the Company's consolidated financial statements, the Company's total FCC license carrying value at December 31, 2021 was $209.1 million. The Company tests the FCC licenses for impairment annually, or more frequently if certain events or changes in circumstances indicate they may be impaired. There were no triggering events identified by the Company during the year ended December 31, 2021. The evaluation of impairment is performed by comparing the asset's carrying value to the asset's fair value, which the Company determined based on an income approach. This method requires management to make estimates and assumptions such as discount rates, revenue projections, profit margin projections, terminal value multiples, estimated market share, and estimated capital start-up costs.

We identified the impairment assessments of the Company's FCC licenses as a critical audit matter. Management applies significant judgments in (i) the development of revenue and profit margin projections and estimated market share, and (ii) the determination of inputs and assumptions used to determine the weighted average cost of capital. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of estimated market share assumptions used by management for a selection of FCC licenses by comparing the market share for a selection of stations to industry data in relation to the FCC license market size and competition within the market.
- Testing the reasonableness of assumptions for a selection of FCC licenses used by management, including revenue projections and profit margin projections, by performing analytical procedures based on considerations of each FCC license's designated market area and rank.
- Utilizing personnel with specialized knowledge and skill in valuation to assist in assessing the reasonableness of the Company's valuation, including (i) the reasonableness of the market data used by management and the reasonableness of the estimated market share used in a selection of FCC licenses, and (ii) the inputs and assumptions used in the determination of the weighted average cost of capital.

Impairment Assessment of Long-Lived Assets

As described in Notes 2, 6 and 7 to the Company's consolidated financial statements, the Company's total intangible assets subject to amortization and property plant and equipment (collectively, "long-lived assets") at December 31, 2021 were $64 million and $62.5 million, respectively. The Company reviews long-lived assets for impairment annually, or more often if circumstances indicate that the carrying amount of those assets may not be recoverable. The Company evaluates the recoverability of assets to be held and used in a two-step process by first comparing the carrying amount of the asset to the undiscounted future net cash flows the asset is expected to generate. If the Company determines that an asset is impaired in step one, an impairment loss is recognized equal to the excess of the asset's carrying amount over its fair value.

We identified the assessment of long-lived assets for impairment as a critical audit matter due to the significant estimation required to determine (i) the undiscounted future net cash flows for assets with indicators of potential impairment and (ii) the fair value of assets that fail the first step. In particular, management applies significant judgments in the development of revenue and profit margin projections, and discount rates where a discounted cash flow model is used to determine fair value. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these subjective estimates, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of the significant assumptions by assessing the historical accuracy of management's estimates, comparing revenue and profit margin projections used by management to current industry and economic trends and evaluating whether changes to the Company's business and other relevant factors would affect those assumptions.
- Utilizing personnel with specialized knowledge and skill in valuation to assist in assessing the reasonableness of the Company's valuation, including the inputs and assumptions used in the determination of the discount rates.

Acquisition of MediaDonuts

As described in Note 3 to the Company's consolidated financial statements, the Company acquired MediaDonuts PTE Ltd for a purchase price of approximately $36.2 million. As a result of the acquisition, management was required to determine estimated fair values of the assets acquired, including certain identifiable intangible assets, and liabilities assumed.

We identified the determination of fair values of the identifiable intangible assets as a critical audit matter. Management applied significant judgment in determining the unobservable inputs including revenue projections, gross margin projections, discount rates, and customer attrition rates assumptions in determining the fair values of the identifiable intangible assets. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of the revenue projections and gross margin projections through: (i) evaluating historical performance of the target entity, and (ii) assessing financial projections against industry metrics and peer-group companies.
- Assessing the reasonableness of the customer attrition rates used in the purchase price allocation by (i) comparing to historical customer attrition rates of the target entity, and (ii) evaluating the terms of sales partnership agreements.
- Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the reasonableness of the discount rate and terminal value growth rate incorporated into the various valuation models, and (ii) performing independent estimates to evaluate the potential effect of changes in the significant assumptions.

Contingent Consideration- Cisneros and MediaDonuts

As described in Note 3 and 11 to the Company's consolidated financial statements, the Company's contingent consideration is primarily related to the acquisition of the remaining 49% of the issued and outstanding shares of stock of Cisneros Interactive, and the acquisition of MediaDonuts, and was estimated by applying the real options approach using level 3 inputs. The fair value of the contingent consideration as of December 31, 2021 is approximately $114.9 million.

We identified the valuation of the contingent consideration as a critical audit matter due to the significant judgment required by management in determining the forecasted results of the Company during the earn-out period and volatility and discount rate assumptions used in the valuation. Auditing the fair value of the contingent consideration involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these estimates, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of the forecasted results of Cisneros and MediaDonuts through: (i) evaluating historical performance of the target entities, and (ii) assessing financial projections against industry metrics and peer-group companies.
- Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the reasonableness of the volatility and discount rate assumptions incorporated into the various valuation models, and (ii) performing independent estimates to evaluate the potential effect of changes in the significant assumptions.

Accounting for Income Taxes

As described in Notes 2 and 12 to the consolidated financial statements, the Company is subject to federal, state and foreign income taxes. For the year ended December 31, 2021 the total provision for income taxes was $18.7 million and the net deferred income tax liability as of December 31, 2021 was $66.7 million.

We identified certain aspects of accounting for income taxes as a critical audit matter. Specifically, the Company's income tax process includes complexity related to (i) income tax provision of a material foreign tax jurisdiction and (ii) assessing the tax impacts of the acquisition of MediaDonuts. Auditing these elements was especially challenging due to the nature and extent of audit effort required to address these matters, including the need for specialized knowledge and skill in assessing these elements.

The primary procedures we performed to address this critical audit matter included:

- Testing mathematical accuracy of the income tax provision related to the foreign tax jurisdiction by re-performing or independently calculating significant portions of the tax provision and reviewing relevant source documents. Agreeing material portions of the income tax provision to the trial balances, relevant source documents and applicable enacted foreign jurisdictional tax rates.
- Utilizing personnel with specialized knowledge and skill in domestic and international tax to assist in (i) evaluating management's application of domestic and foreign tax laws and (ii) evaluating the calculation of the deferred tax attributes associated with the acquisition of MediaDonuts by reviewing relevant source documents supporting deferred tax assets and liabilities and re-performing or independently calculating portions of the tax provision.

/s/ BDO USA, LLP

We served as the Company's auditor from 2018 to 2022.

Los Angeles, California
March 16, 2022

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(In thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 110,691	$ 185,094
Marketable securities	44,528	—
Restricted cash	753	749
Trade receivables (including related parties of $5,814 and $8,162), net of allowance for doubtful accounts of $6,572 and $6,398	224,713	201,747
Assets held for sale	—	1,963
Prepaid expenses and other current assets (including related parties of $274 and $274)	27,238	18,925
Total current assets	407,923	408,478
Property and equipment, net of accumulated depreciation of $194,448 and $183,930	61,362	62,498
Intangible assets subject to amortization, net of accumulated amortization of $75,992 and $104,687 (including related parties of $3,714 and $4,642)	61,811	64,034
Intangible assets not subject to amortization	207,453	209,053
Goodwill	86,991	71,708
Deferred income taxes	2,591	1,462
Operating leases right of use asset	44,413	25,582
Other assets	8,297	8,527
Total assets	$ 880,841	$ 851,342
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 5,256	$ 4,903
Accounts payable and accrued expenses (including related parties of $1,215 and $1,920)	237,415	212,655
Operating lease liabilities	5,570	7,304
Total current liabilities	248,241	224,862
Long-term debt, less current maturities, net of unamortized debt issuance costs of $1,221 and $1,851	207,292	207,416
Long-term operating lease liabilities	42,151	20,988
Other long-term liabilities	30,198	72,930
Deferred income taxes	67,590	68,220
Total liabilities	595,472	594,416
Commitments and contingencies (note 13)		
Stockholders' equity		
Class A common stock, $0.0001 par value, 260,000,000 shares authorized; shares issued and outstanding 2022 78,172,827 and 2021 63,116,896	8	6
Class B common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding 2022 0 and 2021 14,127,613	—	2
Class U common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding 2022 and 2021 9,352,729	1	1
Additional paid-in capital	776,298	780,388
Accumulated deficit	(504,375)	(522,494)
Accumulated other comprehensive income (loss)	(1,510)	(977)
Total stockholders' equity	270,422	256,926
Noncontrolling interest	14,947	-
Total equity	285,369	256,926
Total liabilities and equity	$ 880,841	$ 851,342

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

		2022		2021		2020
Net revenue	$	956,209	$	760,192	$	344,026
Expenses:						
Cost of revenue - digital		623,916		466,517		106,928
Direct operating expenses (including related parties of $8,095, $8,412, and $9,063) (including non-cash stock-based compensation of $5,694, $3,234, and $1,247)		122,611		116,449		104,909
Selling, general and administrative expenses		75,165		56,585		48,404
Corporate expenses (including non-cash stock-based compensation of $14,340, $6,361, and $3,878)		49,404		32,993		27,807
Depreciation and amortization (includes direct operating of $17,352, $14,916, and $12,506; selling, general and administrative of $8,113, $7,013, and $4,065; and corporate of $232, $491 and $711) (including related parties of $928, $1,228, and $1,228)		25,697		22,420		17,282
Change in fair value of contingent consideration		14,210		8,224		—
Impairment charge		1,600		3,023		40,035
Foreign currency (gain) loss		2,972		508		(1,052)
Other operating (gain) loss		382		(6,998)		(6,895)
		915,957		699,721		337,418
Operating income (loss)		40,252		60,471		6,608
Interest expense		(10,876)		(7,020)		(8,265)
Interest income		2,864		245		1,748
Dividend income		20		213		28
Realized gain (loss) on marketable securities		(532)		—		—
Income (loss) before income taxes		31,728		53,909		119
Income tax (expense) benefit		(11,559)		(18,679)		(1,506)
Net income (loss)		20,169		35,230		(1,387)
Net (income) loss attributable to redeemable noncontrolling interest		—		(5,938)		(2,523)
Net (income) loss attributable to noncontrolling interest		(2,050)		—		—
Net income (loss) attributable to common stockholders	$	18,119	$	29,292	$	(3,910)
Basic and diluted earnings per share:						
Net income (loss) per share attributable to common stockholders, basic	$	0.21	$	0.34	$	(0.05)
Net income (loss) per share attributable to common stockholders, diluted	$	0.21	$	0.33	$	(0.05)
Cash dividends declared per common share, basic and diluted	$	0.10	$	0.10	$	0.13
Weighted average common shares outstanding, basic		85,391,163		85,301,603		84,231,212
Weighted average common shares outstanding, diluted		87,769,762		87,910,603		84,231,212

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2022, 2021 and 2020
(In thousands)

	2022	2021	2020
Net income (loss)	$ 20,169	$ 35,230	$ (1,387)
Other comprehensive income (loss), net of tax:			
Change in foreign currency translation	(45)	184	(922)
Change in fair value of marketable securities	(488)	(105)	(3)
Total other comprehensive income (loss)	(533)	79	(925)
Comprehensive income (loss)	19,636	35,309	(2,312)
Comprehensive (income) loss attributable to redeemable noncontrolling interests	—	(5,938)	(2,523)
Comprehensive (income) loss attributable to noncontrolling interests	(2,050)	—	—
Comprehensive income (loss) attributable to common stockholders	$ 17,586	$ 29,371	$ (4,835)

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2022, 2021 and 2020
(In thousands, except share data)

	Number of Common Shares				Common Stock			Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
	Class A	Class B	Class U	Treasury Stock	Class A	Class B	Class U					
Balance, January 1, 2020	60,074,698	14,927,613	9,352,729	—	$ 6	$ 2	$ 1	$ 836,170	$ (547,876)	$ (131)	$ —	$ 288,172
Tax payments related to shares withheld for share-based compensation plans	944,207	—	—	—	—	—	—	(1,426)	—	—	—	(1,426)
Stock-based compensation expense	—	—	—	—	—	—	—	5,125	—	—	—	5,125
Repurchase of Class A common stock	(259,500)	—	—	259,500	—	—	—	(525)	—	—	—	(525)
Retirement of treasury stock	—	—	—	(259,500)	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	(10,531)	—	—	—	(10,531)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	(3)	—	(3)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(922)	—	(922)
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	(3,910)	—	—	(3,910)
Balance, December 31, 2020	60,759,405	14,927,613	9,352,729	—	6	2	1	828,813	(551,786)	(1,056)	—	275,980
Issuance of common stock upon exercise of stock options or awards of restricted stock units	151,000	—	—	—	—	—	—	416	—	—	—	416
Tax payments related to shares withheld for share-based compensation plans	1,406,491	—	—	—	—	—	—	(4,729)	—	—	—	(4,729)
Stock-based compensation expense	—	—	—	—	—	—	—	9,595	—	—	—	9,595
Class B common stock exchanged for Class A common stock	800,000	(800,000)	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	(8,531)	—	—	—	(8,531)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	(105)	—	(105)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	184	—	184
Acquisition of redeemable noncontrolling interest	—	—	—	—	—	—	—	(45,176)	—	—	—	(45,176)
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	29,292	—	—	29,292
Balance, December 31, 2021	63,116,896	14,127,613	9,352,729	—	6	2	1	780,388	(522,494)	(977)	—	256,926
Issuance of common stock upon exercise of stock options or awards of restricted stock units	66,000	—	—	—	—	—	—	219	—	—	—	219
Tax payments related to shares withheld for share-based compensation plans	2,615,319	—	—	—	—	—	—	(4,524)	—	—	—	(4,524)
Stock-based compensation expense	—	—	—	—	—	—	—	20,034	—	—	—	20,034
Class B common stock exchanged for Class A common stock	14,127,613	(14,127,613)	—	—	2	(2)	—	—	—	—	—	—
Repurchase of Class A common stock	(1,753,001)	—	—	1,753,001	—	—	—	(11,280)	—	—	—	(11,280)
Retirement of treasury stock	—	—	—	(1,753,001)	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	(8,539)	—	—	—	(8,539)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	(899)	—	(899)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(45)	—	(45)
OCI release due to realized gain (loss) on marketable securities	—	—	—	—	—	—	—	—	—	411	—	411
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	12,897	12,897
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	18,119	—	2,050	20,169
Balance, December 31, 2022	78,172,827	—	9,352,729	—	8	$ —	1	$ 776,298	$ (504,375)	$ (1,510)	$ 14,947	$ 285,369

See Notes to Consolidated Financial Statements

F-11

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2022, 2021 and 2020
(In thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 20,169	$ 35,230	$ (1,387)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,697	22,420	17,282
Impairment charge	1,600	3,023	40,035
Deferred income taxes	(3,708)	14,554	(6,225)
Non-cash interest	1,314	604	649
Amortization of syndication contracts	468	475	504
Payments on syndication contracts	(470)	(473)	(458)
Non-cash stock-based compensation	20,034	9,595	5,125
(Gain) loss on marketable securities	532	—	—
(Gain) loss on disposal of property and equipment	(636)	(4,629)	(731)
Change in fair value of contingent consideration	14,210	8,224	—
Changes in assets and liabilities:			
(Increase) decrease in trade receivables, net	(9,687)	(49,109)	(20,100)
(Increase) decrease in prepaid expenses and other current assets, operating leases right of use asset and other assets	2,017	6,782	11,526
Increase (decrease) in accounts payable, accrued expenses and other liabilities	7,377	18,557	17,229
Net cash provided by operating activities	78,917	65,253	63,449
Cash flows from investing activities:			
Proceeds from sale of property and equipment and intangibles	2,708	10,348	5,089
Purchases of property and equipment	(11,468)	(5,819)	(9,060)
Purchases of intangibles	—	—	(158)
Purchase of businesses, net of cash acquired	—	(14,260)	(21,261)
Investment in variable interest entities, net of cash consolidated	(5,164)	—	—
Purchases of marketable securities	(106,382)	—	—
Proceeds from marketable securities	59,814	27,800	63,480
Purchases of investments	—	(800)	—
Net cash provided by (used in) investing activities	(60,492)	17,269	38,090
Cash flows from financing activities:			
Proceeds from stock option exercises	219	416	—
Tax payments related to shares withheld for share-based compensation plans	(4,524)	(4,729)	(1,426)
Payments on long-term debt	(3,252)	(3,000)	(3,000)
Dividends paid	(8,539)	(8,531)	(10,531)
Repurchase of Class A common stock	(11,280)	—	(525)
Payment of contingent consideration	(65,340)	—	—
Principal payments under finance lease obligation	(105)	(126)	—
Payments of capitalized debt offering and issuance costs	—	(604)	—
Net cash used in financing activities	(92,821)	(16,574)	(15,482)
Effect of exchange rates on cash, cash equivalents and restricted cash	(3)	(16)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(74,399)	65,932	86,054
Cash, cash equivalents and restricted cash:			
Beginning	185,843	119,911	33,857
Ending	$ 111,444	$ 185,843	$ 119,911
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest	$ 9,562	$ 6,412	$ 7,616
Income taxes	$ 16,921	$ 4,125	$ 7,731
Supplemental disclosures of non-cash investing and financing activities:			
Capital expenditures financed through accounts payable, accrued expenses and other liabilities	$ 2,109	$ 942	$ 1,155
Contingent consideration liability related to acquisitions and purchase of noncontrolling interest	$ —	$ 106,700	$ —

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Nature of Business

Entravision Communications Corporation (together with its subsidiaries, hereinafter referred to collectively as the "Company") is a global advertising solutions, media and technology company. The Company's operations encompass integrated, end-to-end advertising solutions across multiple media, comprised of digital, television and audio properties. The Company's digital segment, whose operations are located in Latin America, Europe, the United States, Asia and Africa, reaches a global market, with a focus on advertisers in emerging economies that wish to advertise on digital platforms owned and operated primarily by global media companies. The Company's television and audio operations reach and engage U.S. Hispanics in the United States. The Company's management has determined that the Company operates in three reportable segments as of December 31, 2022, based upon the type of advertising medium: digital, television and audio (formerly radio).

The Company's digital segment provides digital end-to-end advertising solutions that allow advertisers to reach online users worldwide. These solutions are comprised of four business units:

- the Company's digital commercial partnerships business;

- Smadex, the Company's programmatic ad purchasing platform;

- the Company's mobile growth solutions business; and

- the Company's digital audio business.

Through the Company's digital commercial partnerships business – the largest of its digital business units – the Company acts as an intermediary between primarily global media companies and advertising customers or their ad agencies. The global media companies represented by the Company include Meta Platforms, or Meta (formerly known as Facebook Inc.), Twitter, Inc., or Twitter, ByteDance Ltd., or ByteDance, which owns the TikTok platform, and Spotify AB, or Spotify, as well as other media companies, in 30 countries throughout the world. The Company's dedicated local sales teams sell advertising space on these media companies' digital platforms to its advertising customers or their ad agencies for the placement of ads directed to online users of a wide range of Internet-connected devices. The Company also provides some of its advertising customers billing, technological and other support, including strategic marketing and training, which it refers to as managed services.

Smadex is the Company's programmatic ad purchasing platform, on which advertisers can purchase ad inventory. This practice – the purchase and sale of advertising inventory electronically – is referred to in the Company's industry as programmatic advertising. Smadex is also a "demand-side" platform, which allows advertisers to purchase space from online marketplaces on which media companies list their advertising inventory. Most advertisements acquired through Smadex are placed on mobile devices, but they may also be placed on computers and Internet-connected televisions. The Company also provides managed services to some of its advertising customers in connection with their use of its Smadex platform.

The Company also offers a mobile growth solutions business, which provides managed services to advertisers looking to connect with consumers, primarily on mobile devices. This business allows the Company to manage programmatic media buys for its advertising customers or their ad agencies through multiple ad purchasing platforms in real time across multiple channels.

The Company's digital audio business provides digital audio advertising solutions for advertisers in the Americas. The Company's advertising customers and their ad agencies use these solutions to promote their brands on online audio streams, and provides them with tools to target specific users by demographic and geographic categories.

The Company also has a diversified media portfolio that targets Hispanic audiences. The Company owns and/or operates 49 primary television stations located primarily in California, Colorado, Connecticut, Florida, Kansas, Massachusetts, Nevada, New Mexico, Texas and Washington, D.C. The Company's television operations comprise the largest affiliate group of both the top-ranked primary Univision television network of TelevisaUnivision Inc. ("TelevisaUnivision") and TelevisaUnivision's UniMás network. The Company owns and operates 45 radio stations in 14 U.S. markets. Its radio stations consist of 37 FM and 8 AM stations located in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. The Company also sells advertisements and syndicates radio programming to more than 100 markets across the United States.

The Impact of the COVID-19 Pandemic on the Company's Business

The COVID-19 pandemic did not have a material effect on the Company's business, from both an operational and financial perspective, during the year ended December 31, 2022. Subject to the extent and duration of possible resurgences of the pandemic from time to time and the continuing uncertain economic environment that has resulted, in part, from the pandemic, the Company anticipates that the pandemic will continue to have little or no material effect on its business, from both an operational and financial perspective, in future periods. Nonetheless, the Company cannot give any assurance whether a resurgence or more prolonged impact of the pandemic in any location where its operations have employees or operates would not adversely affect its operations and/or results of operations.

The Company elected to defer the employer portion of the social security payroll tax (6.2%) as provided in the Coronavirus Aid, Relief and Economic Security Act of 2020, commonly known as the CARES Act. The deferral was effective from March 27, 2020 through December 31, 2020. The deferred amount is considered to be timely paid if 50% is paid by December 31, 2021 and the remainder is paid by December 31, 2022. During the year ended December 31, 2021, the Company paid 50% of the deferred amount and paid the remainder of the deferred amount on or before December 31, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its variable interest entities (each, a "VIE"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the Company's prior period consolidated financial statements and notes to the financial statements have been reclassified to conform to current period presentation.

Variable Interest Entities

In accordance with the provisions of the Financial Accounting Standards Board (FASB) or ASC 810, "Consolidation," the Company evaluates entities for which control is achieved through means other than voting rights to determine if the Company is the primary beneficiary of a VIE. An entity is a VIE if it has any of the following characteristics: (1) the entity has insufficient equity to permit it to finance its activities without additional subordinated financial support; (2) equity holders, as a group, lack the characteristics of a controlling financial interest; or (3) the entity is structured with non-substantive voting rights. The primary beneficiary of a VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company consolidates its investment in a VIE when it determines that the Company is the primary beneficiary of such entity.

In determining whether it is the primary beneficiary of a VIE, the Company considers qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; and the significance of the Company's investment and other means of participation in the VIE's expected profits/losses. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by these VIEs and general market conditions.

The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

Based on the foregoing, the Company has determined that Adsmurai, S.L. ("Adsmurai") and Jack of Digital Holdings, Inc. ("Jack of Digital") are both VIEs, the Company is the primary beneficiary, and therefore accounted for the consolidation under the provisions of ASC 805, "Business Combinations". See Note 4 for more details.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations are affected by numerous factors, including changes in audience acceptance (i.e. ratings), priorities of advertisers, new laws and governmental regulations, and policies and technological advances. The Company cannot predict if any of these factors might have a significant impact on the television, radio, or digital advertising industries in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, stock-based compensation, the estimated useful lives of long-lived and intangible assets, the recoverability of such assets by their estimated future undiscounted cash flows, the fair value of reporting units and indefinite life intangible assets, fair value of contingent consideration, disclosure of the fair value of debt, deferred income taxes and the purchase price allocations used in the Company's acquisitions.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of funds held in general checking accounts, money market accounts and commercial paper. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. The Company had $89.7 million and $53.7 million in cash and cash equivalents held outside the United States as of December 31, 2022 and 2021, respectively.

Restricted Cash

As of December 31, 2022 and 2021, the Company's balance sheet includes $0.8 million and 0.7 million, respectively, in restricted cash as temporary collateral for the Company's letters of credit.

The Company's cash and cash equivalents and restricted cash, as presented in the Consolidated Statements of Cash Flows, was as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 110,691	$ 185,094	$ 119,162
Restricted cash	753	749	749
Total as presented in the Consolidated Statements of Cash Flows	$ 111,444	$ 185,843	$ 119,911

Investments

The Company's available for sale debt securities totaled $44.5 million as of December 31, 2022, and were comprised of corporate bonds and notes, which were recorded at their fair market value within "Marketable securities" in the consolidated balance sheet (see Note 11). The majority of the carrying value of the corporate bonds and notes held by the Company are investment grade.

Long-lived Assets, Other Assets and Intangibles Subject to Amortization

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over their estimated useful lives (see Note 7). The Company periodically evaluates assets to be held and used and long-lived assets held for sale when events and circumstances warrant such review.

Syndication contracts are recorded at cost within "Other assets" in the consolidated balance sheets. Syndication amortization is provided using the straight-line method over their estimated useful lives.

Intangible assets subject to amortization are amortized on a straight-line method over their estimated useful lives (see Note 6). Deferred debt issuance costs are amortized over the life of the related indebtedness using the effective interest method.

Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances or changes to the Company's business strategy, could result in the actual useful lives differing from initial estimates. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives. In those cases where the Company determines that the useful life of a long-lived asset should be revised, the Company will amortize or depreciate the net book value in excess of the estimated residual value over its revised remaining useful life.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually on October 1, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets.

In testing the goodwill of its reporting units for impairment, the Company first determines, based on a qualitative assessment, whether it is more likely than not that the fair value of each of its reporting units is less than their respective carrying amounts. The Company has determined that each of its operating segments is a reporting unit.

If it is deemed more likely than not that the fair value of a reporting unit is less than the carrying value based on this initial assessment, the next step is a quantitative comparison of the fair value of the reporting unit to its carrying amount. If a reporting unit's estimated fair value is equal to or greater than that reporting unit's carrying value, no impairment of goodwill exists and the testing is complete. If the reporting unit's carrying amount is greater than the estimated fair value, then an impairment loss is recorded for the amount of the difference.

When a quantitative analysis is performed, the estimated fair value of goodwill is determined by using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit's operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to the Company's reporting units. The market approach requires the Company to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums. In recent years, there has been a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on the Company's estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimated discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies. The Company estimated revenue projections and profit margin projections based on internal forecasts about future performance.

Indefinite Life Intangible Assets

The Company believes that its broadcast licenses are indefinite life intangible assets. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other significant factors that may limit the period over which the asset is expected to contribute directly or indirectly to future cash flows. The evaluation of impairment for indefinite life intangible assets is performed by a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster, because such licenses are used together, are complementary to each other and are representative of the best use of those assets. The Company's individual market clusters consist of cities or nearby cities. The Company tests its broadcasting licenses for impairment based on certain assumptions about these market clusters.

The estimated fair value of indefinite life intangible assets is determined by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimates the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. The Company estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions the Company makes about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

Concentrations of Credit Risk and Trade Receivables

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company from time to time may have bank deposits in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. As of December 31, 2022, the majority of all deposits are maintained in two financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's credit risk is spread across a large number of customers in the United States, Latin America, Asia and various other countries, therefore spreading the trade receivable credit risk. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that it is managing its trade receivable credit risk effectively. Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. An allowance for doubtful accounts is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration of a customer's financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. No interest is charged on customer accounts.

Aggregate receivables from the largest five advertisers represented 2% and 3% of total trade receivables as of December 31, 2022 and 2021, respectively. No single advertiser represents more than 5% of the total trade receivables.

Revenue from the largest advertiser represented 14% and 13% of total revenue for the years ended December 31, 2022 and 2021, respectively. This advertiser pays on a frequent basis and management does not believe this concentration of credit represents a significant risk to the Company. No other advertiser represented more than 5% of the total revenue.

Estimated losses for bad debts are provided for in the consolidated financial statements through a charge to expense that aggregated $3.4 million, $3.5 million and $2.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. The net charge off of bad debts aggregated $3.3 million, $0.9 million and $1.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Dependence on Global Media Companies

The Company is dependent on the continued commercial agreements with, as well as the financial and business strength of, the global media companies for which the Company acts as a commercial partner in the digital segment, as well as the companies from which it obtains programming in the television and audio segments. The Company could be at risk should any of these entities fail to perform their respective obligations to the Company or terminate their relationship with the Company. This in turn could materially adversely affect the Company's business, results of operations and financial condition.

Revenue related to a single media company for which the Company acts as a commercial partner represented 49% and 55% of the Company's total revenue for the years ended December 31, 2022 and 2021, respectively. The Company expects that dependence will continue.

Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

As of December 31, 2022 and 2021, the fair value of the Company's Term Loan B Facility was approximately $204.0 million and $209.1 million, respectively, based on quoted prices in markets where trading occurs infrequently.

The Company's available for sale debt securities are valued using quoted prices for similar attributes in active markets. Since these investments are classified as available for sale, they are recorded at their fair market value within "Marketable securities" in the consolidated balance sheets and their unrealized gains or losses are included in "Accumulated other comprehensive income (loss)".

The carrying values of receivables, payables and accrued expenses approximate fair value due to the short maturity of these instruments.

Off-Balance Sheet Financings and Liabilities

Other than legal contingencies incurred in the normal course of business and employment contracts for key employees (see Notes 13 and 18), the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material variable-interest entities that are not included in the consolidated financial statements.

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In evaluating the Company's ability to realize net deferred tax assets, the Company considers all reasonably available evidence including past operating results, tax strategies and forecasts of future taxable income. In considering these factors, the Company makes certain assumptions and judgments that are based on the plans and estimates used to manage the business.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Value Added Taxes

Value added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis, and are therefore excluded from revenues.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Advertising expense totaled approximately $0.1 million for each of the years ended December 31, 2022, 2021 and 2020.

Legal Costs

Amounts incurred for legal costs that pertain to loss contingencies are expensed as incurred.

Repairs and Maintenance

All costs associated with repairs and maintenance are expensed as incurred.

Business Combinations

The Company applies the acquisition method of accounting for business combinations in accordance with U.S. GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue projections, gross margin projections, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. The Company uses established valuation techniques and may engage reputable valuation specialists to assist with the valuations. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition, as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Contingent Consideration

If business combinations or variable interest entities provide for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date. The Company adjusts the contingent consideration liability at the end of each reporting period based on fair value inputs representing changes in forecasted revenue of the acquired entities and the probability of an adjustment to the purchase price. Key assumptions include risk-neutral expected growth rates based on the Company's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate. Changes in the fair value of the contingent consideration after the acquisition date are included in earnings if the contingent consideration is recorded as a liability.

Revenue Recognition

Revenue related to the Company's digital segment is recognized when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. In the Company's arrangements with media companies for which it acts as commercial partner, the Company has concluded that it is the principal in the transaction and therefore recognizes revenue on a gross basis, because (i) the Company is responsible for fulfillment of the contract, including customer support, resolving customer complaints, and accepting responsibility for the quality or suitability of the product or service; (ii) the Company has pricing discretion over the transaction; and (iii) the Company carries inventory risk and is required to pay the media companies for which it acts as commercial partner for all inventory purchased regardless of whether the Company is able to collect on a transaction. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

Revenue related to the sale of advertising in the television and audio segments is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with the advertisers is recorded as gross revenue and the related commission or national representation fee is recorded in operating expense.

The Company generates revenue from retransmission consent agreements that are entered into with MVPDs. The Company refers to such revenue as retransmission consent revenue, which represents payments from MVPDs for access to the Company's television station signals so that they may rebroadcast the Company's signals and charge their subscribers for this programming. The Company recognizes retransmission consent revenue earned as the television signal is delivered to the MVPD.

The Company also generates revenue from agreements associated with its television stations' spectrum usage rights from a variety of sources, including but not limited to entering into agreements with third parties to utilize excess spectrum for the broadcast of their multicast networks, charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with broadcasting operations, and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. Revenue from such agreements is recognized over the period of the agreement or when the Company has relinquished all or a portion of its spectrum usage rights for a station or has relinquished its rights to operate a station on the existing channel free from interference.

Trade Transactions

The Company exchanges broadcast time for certain merchandise and services. Trade revenue is recognized when commercials air at the fair value of the goods or services received or the fair value of time aired, whichever is more readily determinable. Trade expense is recorded when the goods or services are used or received. Trade revenue was approximately $0.4 million, $0.4 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Trade costs were approximately $0.4 million, $0.4 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Cost of Revenue

Cost of revenue related to the Company's digital segment consists primarily of the costs of online media acquired from third-party media companies.

Direct operating expenses

Direct operating expenses consist primarily of salaries and commissions of sales staff, amounts paid to national representation firms, production and programming expenses, fees for ratings services, and engineering costs.

Corporate expenses

Corporate expenses consist primarily of salaries related to corporate officers and back office functions, third party legal and accounting services, and fees incurred as a result of being a publicly traded company.

Stock-Based Compensation

The Company recognizes stock-based compensation according to the provisions of ASC 718, "Stock Compensation", which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options, restricted stock awards, and restricted stock units based on estimated fair values.

The Company granted restricted stock units during each of the years ended December 31, 2022, 2021 and 2020. The estimated fair value of the restricted stock units granted is based on the Company's share price on the grant date.

The Company did not grant any stock options during the years ended December 31, 2022, 2021 and 2020.

Earnings Per Share

The following table illustrates the reconciliation of the basic and diluted per share computations (in thousands, except share and per share data):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Basic earnings per share:			
Numerator:			
Net income (loss) attributable to common stockholders	$ 18,119	$ 29,292	$ (3,910)
Denominator:			
Weighted average common shares outstanding, basic	85,391,163	85,301,603	84,231,212
Per share:			
Net income (loss) per share attributable to common stockholders	$ 0.21	$ 0.34	$ (0.05)
Diluted earnings per share:			
Numerator:			
Net income (loss) attributable to common stockholders	$ 18,119	$ 29,292	$ (3,910)
Denominator:			
Weighted average common shares outstanding	85,391,163	85,301,603	84,231,212
Dilutive securities:			
Stock options	146,699	298,743	-
Restricted stock units	2,231,900	2,310,257	-
Diluted shares outstanding	87,769,762	87,910,603	84,231,212
Per share:			
Net income (loss) per share attributable to common stockholders	$ 0.21	$ 0.33	$ (0.05)

Basic earnings per share is computed as net income divided by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution, if any, that could occur from shares issuable through stock options and restricted stock awards.

For the year ended December 31, 2022, a total of 623,152 shares of dilutive securities were not included in the computation of diluted income per share because the exercise prices of the dilutive securities were greater than the average market price of the common shares.

For the year ended December 31, 2021, a total of 465,993 shares of dilutive securities were not included in the computation of diluted income per share because the exercise prices of the dilutive securities were greater than the average market price of the common shares.

For the year ended December 31, 2020, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. The number of securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive was 892,720.

Comprehensive Income (loss)

For the year ended December 31, 2022 the Company had other comprehensive loss, net of tax, of $0.5 million. For the year ended December 31, 2021 the Company had other comprehensive income, net of tax, of $0.1 million. For the year ended December 31, 2020 the Company had other comprehensive loss, net of tax, of $0.9 million.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company beginning in the first quarter of 2023. ASU 2021-08 should be applied prospectively for acquisitions occurring on or after the effective date of the amendments. Early adoption of the proposed amendments would be permitted, including adoption in an interim period. The Company is currently assessing the impact this standard will have on the Company's consolidated financial statements.

Newly Adopted Accounting Standards

There were no new accounting standards that were adopted during the year ended December 31, 2022.

3. ACQUISITIONS

All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase prices is generally based upon independent appraisals and or management's estimates of the discounted future cash flows to be generated from the media properties for intangible assets, and replacement cost for tangible assets. Deferred income taxes are provided for temporary differences based upon management's best estimate of the tax basis of acquired assets and liabilities that will ultimately be accepted by the applicable taxing authority.

For business combinations where noncontrolling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to noncontrolling interests is recorded as a separate line item within the equity section or, as applicable to redeemable noncontrolling interests, between the liabilities and equity sections of the Company's consolidated balance sheets. Policies related to redeemable noncontrolling interest involve judgment and complexity, specifically on the classification of the noncontrolling interest in the Company's consolidated balance sheet. Further, there is significant judgment in determining whether an equity instrument is currently redeemable or not currently redeemable but probable that the equity instrument will become redeemable. Additionally, there are also significant estimates made in the valuation of the redeemable noncontrolling interest.

Cisneros Interactive

On October 13, 2020, the Company acquired from certain individuals (collectively, the "Cisneros Sellers"), 51% of the issued and outstanding shares of stock of a digital advertising solutions company that, together with its subsidiaries, does business under the name Cisneros Interactive ("Cisneros Interactive"). The acquisition, funded from cash on hand, included a purchase price of approximately $29.9 million in cash. The Company concluded that the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock was considered to be a noncontrolling interest.

In connection with the acquisition, the Company also entered into a Put and Call Option Agreement (the "Cisneros Put and Call Agreement"). Subject to the terms of the Cisneros Put and Call Agreement, if certain minimum EBITDA targets are met, the Sellers had the right (the "Cisneros Put Option"), between March 15, 2024 and June 13, 2024, to cause the Company to purchase all (but not less than all) the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock at a purchase price to be based on a pre-determined multiple of six times Cisneros Interactive's 12-month EBITDA in the preceding calendar year. The Cisneros Sellers also had the right to exercise the Cisneros Put Option upon the occurrence of certain events, between March 2022 and April 2024.

Additionally, subject to the terms of the Cisneros Put and Call Agreement, the Company had the right (the "Cisneros Call Option"), in calendar year 2024, to purchase all (but not less than all) the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock at a purchase price to be based on a pre-determined multiple of six times of Cisneros Interactive's 12-month EBITDA in calendar year 2023.

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer.

As a result of the Cisneros Put Option and Call Option redemption features, and because the redemption was not solely within the control of the Company, the noncontrolling interest was considered redeemable, and was classified in temporary equity within the Company's Consolidated Balance Sheets initially at its acquisition date fair value. The noncontrolling interest was adjusted each reporting period for income (or loss) attributable to the noncontrolling interest as well as any applicable distributions made. Since the noncontrolling interest was not then redeemable under the terms of the Cisneros Put and Call Agreement and it was not probable that it would become redeemable, the Company was not required to adjust the amount presented in temporary equity to its redemption value in prior periods. The fair value of the redeemable noncontrolling interest which includes the Cisneros Put and Call Agreement recognized on the acquisition date was $30.8 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	8.7
Accounts receivable		50.5
Other assets		8.3
Intangible assets subject to amortization		41.7
Goodwill		10.5
Current liabilities		(48.1)
Deferred tax		(10.9)
Redeemable noncontrolling interest		(30.8)

Intangible assets subject to amortization acquired includes:

Intangible Asset		Estimated Fair Value (in millions)	Weighted average life (in years)
Publisher relationships	$	34.4	10.0
Advertiser relationships		5.2	4.0
Trade name		1.7	2.5
Non-Compete agreements		0.4	4.0

The fair value of the assets acquired included trade receivables of $50.5 million. The gross amount due under contract was $54.0 million, of which $3.5 million was expected to be uncollectable. Subsequent to the initial purchase price allocation, and during the measurement period, the Company increased other assets and deferred tax by $2.1 million and $0.3 million, respectively, and decreased goodwill by $1.8 million, to reflect final tax amounts.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's digital segment and is attributable to Cisneros Interactive's workforce and synergies from combining Cisneros Interactive's operations with the Company's operations.

On September 1, 2021, the Company acquired the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, and as of that date owns 100% of the issued and outstanding shares of Cisneros Interactive stock. As consideration for the acquisition of the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, the Company agreed to pay the Cisneros Sellers contingent earn-out payments, based on a predetermined multiple of six times Cisneros Interactive's 12-month EBITDA targets in calendar years 2021, 2022 and 2023, each divided by three, and an additional payment equal to $10,000,000, less an amount (up to $10,000,000) equal to 49% of any amounts paid by Cisneros Interactive for future acquisitions. The fair value of the contingent consideration recognized on the acquisition date was $84.4 million, which was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 6.5% to 7.2% over the three-year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. The Company recognizes any future changes in fair value of the contingent liability in earnings.

As part of the Company's acquisition of the remaining 49% of the issued and outstanding shares of Cisneros Interactive stock, the Cisneros Put and Call Agreement was terminated effective September 1, 2021. Applicable accounting guidance requires changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary to be accounted for as an equity transaction. Therefore, no gain or loss was recognized in relation to the acquisition of the remaining 49% of the issued and outstanding shares of stock of Cisneros Interactive. As of the acquisition date, the carrying amount of the noncontrolling interest was adjusted to reflect the change in the Company's ownership interest, and the difference between the fair value of the contingent consideration and the amount by which the noncontrolling interest was recognized as a decrease to paid-in capital in the Consolidated Balance Sheets and the Statements of Stockholders' Equity.

Effective December 31, 2021, the Company agreed to pay certain of the Cisneros Sellers who are individual persons an accelerated earn-out in the aggregate amount of $14.7 million based on the EBITDA for calendar year 2021, which was paid in January 2022.

As of December 31, 2021 the contingent liability was adjusted to its current fair value of $97.1 million, of which $44.6 million is a current liability and $52.5 million is a noncurrent liability. The change in the fair value of the contingent liability of $12.7 million expense is reflected in the Consolidated Statements of Operations.

In April 2022, we paid all the Cisneros Sellers an earn-out in the aggregate amount of $28.9 million based on the final EBITDA for calendar year 2021. Additionally, effective September 13, 2022, the Company agreed to pay Sorin Properties, S.L., one of the Cisneros Sellers, an accelerated earn-out of $21.7 million based on EBITDA for the four prior fiscal quarters, which amount was paid in September 2022.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $41.4 million, of which $30.0 million is a current liability and $11.4 million is a noncurrent liability. The change in the fair value of the contingent liability of $9.6 million expense is reflected in the Consolidated Statements of Operations.

The table below presents the reconciliation of changes in redeemable noncontrolling interests (in thousands):

| | Years Ended December 31, | | | |
	2021		2020	
Beginning balance	$	33,285	$	-
Initial fair value of redeemable noncontrolling interests		-		30,762
Net income (loss) attributable to redeemable noncontrolling interest		5,938		2,523
Acquisition of redeemable noncontrolling interest		(39,223)		-
Ending balance	$	-	$	33,285

During the year ended December 31, 2021 Cisneros Interactive generated net revenue and net income of $453.9 million and $12.1 million, respectively. During the year ended December 31, 2020, since the acquisition date, Cisneros Interactive generated net revenue and net income of $89.2 million and $5.1 million, respectively

The following unaudited pro forma information has been prepared to give effect to the Company's wholly-owned acquisition of Cisneros Interactive as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.9 million for the year ended December 31, 2020, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31, 2020
Pro Forma:		
Total revenue	$	488,137
Net income (loss) attributable to common stockholders	$	(86)
Basic and diluted earnings per share:		
Net income (loss) per share, attributable to common stockholders, basic and diluted	$	(0.00)
Weighted average common shares outstanding, basic and diluted		84,231,212

MediaDonuts

On July 1, 2021, the Company acquired 100% of the issued and outstanding shares of stock of MediaDonuts, a digital advertising solutions company in Southeast Asia. The acquisition, funded from the Company's cash on hand, includes a purchase price of approximately $15.1 million in cash, which amount was adjusted at closing to approximately $17.1 million due to customary purchase price adjustments for cash, indebtedness and estimated working capital. Subsequently, the purchase price was adjusted downward by approximately $1.2 million, based on actual working capital acquired. Additionally, the transaction includes up to $7.4 million in contingent earn-out payments based upon the achievement of certain EBITDA targets in calendar years 2021 and 2022, and an additional earn-out based upon the achievement of certain year-over-year EBITDA growth targets in calendar years 2023 and 2024, calculated as a pre-determined multiple of EBITDA for each of those years. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $36.2 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	4.3
Accounts receivable		9.9
Other assets		1.8
Intangible assets subject to amortization		22.8
Goodwill		13.2
Current liabilities		(10.1)
Deferred tax		(4.0)
Debt		(1.7)

Intangible assets subject to amortization acquired includes:

Intangible Asset		Estimated Fair Value (in millions)	Weighted average life (in years)
Publisher relationships	$	16.9	10.0
Advertiser relationships		3.7	4.0
Trade name		2.0	5.0
Non-Compete agreements		0.2	4.0

As noted above, the acquisition of MediaDonuts includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to the selling stockholders of MediaDonuts, based on a pre-determined multiple of MediaDonuts' 12-month EBITDA targets in calendar years 2021 through 2024. The fair value of the contingent consideration recognized on the acquisition date of $20.3 million was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 5.8% to 6.7% over the three year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

As of December 31, 2021 the contingent liability was adjusted to its current fair value of $15.8 million, all of which is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2021 of $4.5 million income is reflected in the Consolidated Statements of Operations.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $22.2 million, of which $6.5 million is a current liability and $15.7 million is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2022 of $6.4 million expense is reflected in the Consolidated Statements of Operations.

The fair value of the assets acquired included trade receivables of $9.9 million. The gross amount due under contract was $10.2 million, of which $0.3 million was expected to be uncollectable.

During the year ended December 31, 2021 MediaDonuts generated net revenue and net income of $30.9 million and $5.6 million, respectively.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's digital segment and is attributable to MediaDonuts' workforce and expected synergies from combining MediaDonuts' operations with the Company's operations.

The following unaudited pro forma information has been prepared to give effect to the Company's acquisition of MediaDonuts as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.7 million for the year ended December 31, 2021, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31, 2021		Year Ended December 31, 2020
Pro Forma:				
Total revenue	$	781,835	$	372,519
Net income (loss) attributable to common stockholders	$	32,997	$	(522)
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.39	$	(0.01)
Net income (loss) per share, attributable to common stockholders, diluted	$	0.38	$	(0.01)
Weighted average common shares outstanding, basic		85,301,603		84,231,212
Weighted average common shares outstanding, diluted		87,910,603		84,231,212

365 Digital

On November 1, 2021, the Company acquired 100% of the issued and outstanding shares of stock of 365 Digital, a digital advertising solutions company headquartered in South Africa. The acquisition, funded from the Company's cash on hand, included an initial purchase price of approximately $1.9 million in cash, which included customary purchase price adjustments for cash, indebtedness and estimated working capital. Subsequently, the purchase price was adjusted to $3.5 million based on a predetermined multiple of EBITDA for the trailing twelve month period ended March 31, 2022. Additionally, the transaction includes contingent earn-out payments based upon the achievement of certain EBITDA targets in calendar years 2022, 2023 and 2024, calculated as a pre-determined multiple of EBITDA for each of those years. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $5.5 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	0.5
Accounts receivable		1.1
Intangible assets subject to amortization		2.2
Goodwill		3.7
Current liabilities		(1.4)
Deferred tax		(0.6)

Intangible assets subject to amortization acquired includes:

Intangible Asset	Estimated Fair Value (in millions)		Weighted average life (in years)
Publisher relationships	$	1.7	9.0
Advertiser relationships		0.2	4.0
Trade name		0.2	5.0
Non-Compete agreements		0.1	4.0

As noted above, the acquisition of 365 Digital includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to the selling stockholders of 365 Digital, based on a pre-determined multiple of 365 Digital's 12-month EBITDA targets in calendar years 2022 through 2024. The fair value of the contingent consideration recognized on the acquisition date of $2.0 million was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 7.6% to 8.3% over the three-year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

As of December 31, 2021 the contingent liability has been reflected in the Consolidated Balance Sheet as noncurrent liabilities of $2.0 million and has not changed materially between the acquisition date and December 31, 2021.

As of December 31, 2022 the contingent liability was adjusted to its current fair value of $0.2 million, all of which is a noncurrent liability. The change in the fair value of the contingent liability for the year ended December 31, 2022 of $1.8 million income is reflected in the Consolidated Statements of Operations.

The fair value of the assets acquired includes trade receivables of $1.1 million. The gross amount due under contract is $1.1 million, of which a de minimis amount is expected to be uncollectable.

During the year ended December 31, 2021 365 Digital generated net revenue and net income of $1.9 million and $0.1 million, respectively.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's digital segment and is attributable to 365 Digital's workforce and expected synergies from combining 365 Digital's operations with the Company's operations.

The following unaudited pro forma information has been prepared to give effect to the Company's acquisition of 365 Digital as if the acquisition had occurred on January 1, 2020. This pro forma information was adjusted to exclude acquisition fees and costs of $0.2 million for the year ended December 31, 2021, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31, 2021		Year Ended December 31, 2020
Pro Forma:				
Total revenue	$	762,300	$	344,965
Net income (loss) attributable to common stockholders	$	30,642	$	(3,747)
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.36	$	(0.04)
Net income (loss) per share, attributable to common stockholders, diluted	$	0.35	$	(0.04)
Weighted average common shares outstanding, basic		85,301,603		84,231,212
Weighted average common shares outstanding, diluted		87,910,603		84,231,212

4. VARIABLE INTEREST ENTITIES

Adsmurai

On August 5, 2022, the Company made a loan in the principal amount of €12,535,000 (approximately $12.8 million as of that date) to an entity affiliated with owners of a majority interest in Adsmurai, S.L. ("Adsmurai"), a company engaged in the sale and marketing of digital advertising. The loan has a two-year term, bears interest at a rate of 5% annually, and can be converted into 51% of the issued and outstanding shares of stock of Adsmurai at the Company's sole discretion. If the Company elects not to convert the loan, the borrower has the option to repay the loan at maturity either in cash or with 51% of the issued and outstanding shares of stock of Adsmurai.

The Company has determined for accounting purposes that (i) Adsmurai is a VIE because the equity investors at risk, as a group, lack the characteristics of a controlling financial interest; and (ii) the Company is the primary beneficiary because the conversion right gives it the power to direct the activities of the entity that most significantly impact the entity's economic performance. See Note 2 for more details.

The Company has determined that Adsmurai is a business and has accounted for its consolidation under the provisions of ASC 805, "Business Combinations", and included Adsmurai's results of operations since the date of the loan in the Company's

Consolidated Statements of Operations. The Company is in the process of completing the purchase price allocation for Adsmurai. The following is a summary of the preliminary purchase price allocation (in millions):

Cash	$	7.4
Accounts receivable		12.2
Other assets		0.7
Fixed assets		2.8
Intangible assets subject to amortization		8.2
Goodwill		13.0
Current liabilities		(14.4)
Deferred tax		(2.0)
Debt		(2.8)
Noncontrolling interest		(12.3)
Convertible loan		(12.8)

Intangible assets subject to amortization acquired includes:

Intangible Asset		Estimated Fair Value (in millions)	Weighted average life (in years)
Advertiser relationships	$	4.7	7.0
Existing technology		2.4	5.0
Trade name		1.1	5.0

The fair value of the trade receivables is $12.2 million. The gross amount due under contract is $12.3 million, of which $0.1 million is expected to be uncollectable.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's digital segment and is attributable to Adsmurai's workforce and synergies from combining Adsmurai's operations with those of the Company.

Subsequent to the consolidation through December 31, 2022, the Company consolidated Adsmurai's revenues of $31.7 million, and net income of $2.0 million.

The following unaudited pro forma information has been prepared to give effect to the Company's consolidation of Adsmurai as if the transaction had occurred on January 1, 2021. This pro forma information was adjusted to exclude acquisition fees and costs of $0.6 million for the year ended December 31, 2022, which were expensed in connection with the transaction. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this transaction occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31,		
		2022		2021
Pro Forma:				
Total revenue	$	984,566	$	801,436
Net income (loss) attributable to common stockholders	$	19,283	$	29,696
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.23	$	0.35
Net income (loss) per share, attributable to common stockholders, diluted	$	0.22	$	0.34
Weighted average common shares outstanding, basic		85,391,163		85,301,603
Weighted average common shares outstanding, diluted		87,769,762		87,910,603

Jack of Digital

On August 3, 2022, the Company made an investment of $0.1 million in exchange for approximately 15% of the issued and outstanding stock of Jack of Digital, a digital marketing services company that serves as the exclusive advertising sales partner of ByteDance in Pakistan.

The Company has determined for accounting purposes that (i) Jack of Digital is a VIE because the equity investors at risk, as a group, lack the characteristics of a controlling financial interest; and (ii) the Company is the primary beneficiary because it has the power to direct the activities of the entity that most significantly impact the entity's economic performance. See Note 2 for more details.

Subsequent to the consolidation through December 31, 2022, the Company consolidated Jack of Digital's revenues of $1.7 million, and de minimis net income.

following unaudited pro forma information has been prepared to give effect to the Company's consolidation of Jack of Digital as if the transaction had occurred on January 1, 2021. This pro forma information was adjusted to exclude acquisition fees and costs of $0.3 million for the year ended December 31, 2022, which were expensed in connection with the transaction. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this transaction occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31,		
		2022		2021
Pro Forma:				
Total revenue	$	959,693	$	761,130
Net income (loss) attributable to common stockholders	$	18,602	$	29,285
Basic and diluted earnings per share:				
Net income (loss) per share, attributable to common stockholders, basic	$	0.22	$	0.34
Net income (loss) per share, attributable to common stockholders, diluted	$	0.21	$	0.33
Weighted average common shares outstanding, basic		85,391,163		85,301,603
Weighted average common shares outstanding, diluted		87,769,762		87,910,603

The table below presents the reconciliation of changes in noncontrolling interests (in thousands):

	Year Ended December 31, 2022
Beginning balance	$ -
Initial fair value of noncontrolling interests	12,897
Net income (loss) attributable to noncontrolling interest	2,050
Ending balance	$ 14,947

5. REVENUES

Revenues are recognized when control of the promised services is transferred to the Company's customers, in an amount equal to the consideration the Company expects to be entitled to in exchange for those services.

Digital Advertising. Revenue from digital advertising is earned primarily from sales of advertising that are placed by the Company's advertising customers or their ad agencies on the digital platforms of third-party media companies for which the Company acts as commercial partner or placed directly with online digital marketplaces through the Company's Smadex programmatic ad purchasing platform. Revenue in the digital segment is recognized when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied.

Broadcast Advertising. Revenue related to the sale of advertising in the television and audio segments is recognized at the time of broadcast. Broadcast advertising rates are fixed based on each medium's ability to attract audiences in demographic groups targeted by advertisers and rates can vary based on the time of day and ratings of the programming airing in that day part.

Broadcast and digital advertising revenue is recognized over time in a series as a single performance obligation as the ad, impression or performance advertising is delivered per the insertion order. The Company applies the practical expedient to recognize revenue for each distinct advertising service delivered at the amount the Company has the right to invoice, which corresponds directly to the value a customer has received relative to the Company's performance. Contracts with customers are short term in nature and billing occurs on a monthly basis with payment due in 30 days. Value added taxes collected concurrently with advertising revenue producing activities are excluded from revenue. Cash payments received prior to services being rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

Retransmission Consent. The Company generates revenue from retransmission consent agreements that are entered into with MVPDs. The Company grants the MVPDs access to its television station signals so that they may rebroadcast the signals and charge their subscribers for this programming. Payments are received on a monthly basis based on the number of monthly subscribers.

Retransmission consent revenues are considered licenses of functional intellectual property and are recognized over time utilizing the sale-based or usage-based royalty exception. The Company's performance obligation is to provide the licensee access to the Company's intellectual property. MVPD subscribers receive and consume the content monthly as the television signal is delivered.

Spectrum Usage Rights. The Company generates revenue from agreements associated with its television stations' spectrum usage rights from a variety of sources, including but not limited to agreements with third parties to utilize excess spectrum for the broadcast of their multicast networks; charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference with broadcasting operations; and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements.

Revenue generated by spectrum usage rights agreements are recognized in accordance with the contractual fees over the term of the agreement or when the Company has relinquished all or a portion of its spectrum usage rights for a station or have relinquished its rights to operate a station on the existing channel free from interference.

Other Revenue. The Company generates other revenues that are related to its broadcast operations, which primarily consist of representation fees earned by the Company's radio national representation firm, talent fees for the Company's on air personalities, ticket and concession sales for radio events, rent from tenants of the Company's owned facilities, barter revenue, and revenue generated under joint sales agreements.

In the case of representation fees noted above, the Company does not control the distinct service, that being the commercial advertisement, prior to delivery and therefore recognizes revenue on a net basis. Similarly for joint service agreements, the Company does not own or control the station providing the airtime, and is not the principal in the arrangement, and therefore recognizes revenue on a net basis. In the case of talent fees, the on air personality is an employee of the Company and therefore the Company controls the service provided and recognizes revenue gross with an expense for fees paid to the employee.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations when (i) contracts have an original expected length of one year or less, which applies to essentially all of the Company's advertising contracts, and (ii) variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, which applies to retransmission consent revenue.

The Company applies the practical expedient to expense contract acquisition costs, such as sales commissions generated either by internal direct sales employees or through third party advertising agency intermediaries, when incurred because the amortization period is one year or less. These costs are recorded within direct operating expenses.

Disaggregated Revenue

The following table presents our revenues disaggregated by major source (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Digital advertising	$ 747,103	$ 555,338	$ 143,309
Broadcast advertising	161,713	154,297	152,677
Spectrum usage rights	6,036	6,195	5,429
Retransmission consent	36,022	37,041	36,766
Other	5,335	7,321	5,845
Total revenue	$ 956,209	$ 760,192	$ 344,026

Contracts are entered into directly with customers or through an advertising agency that represents the customer. Sales of advertising to customers or agencies within a station's designated market area ("DMA") are referred to as local revenue, whereas sales from outside the DMA are referred to as national revenue. The following table further disaggregates the Company's broadcast advertising revenue by sales channel (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Local direct	$ 22,931	$ 23,070	$ 21,334
Local agency	54,094	59,865	48,702
National agency	84,688	71,362	82,641
Total revenue	$ 161,713	$ 154,297	$ 152,677

The following table further disaggregates the Company's revenue by geographical region, based on the location of the sales office (in thousands):

	Years Ended December 31,		
	2022	2021	2020
U.S.	$ 247,371	$ 235,876	$ 220,574
Latin America	518,100	466,638	123,267
Asia	91,274	30,898	-
Rest of the World	99,464	26,780	185
Total revenue	$ 956,209	$ 760,192	$ 344,026

Deferred Revenues

The Company records deferred revenues within Accounts payable and accrued expenses in the Consolidated Balance Sheets, when cash payments are received or due in advance of its performance, including amounts which are refundable. The change in the deferred revenue balance for the year ended December 31, 2022 is primarily driven by cash payments received or due in advance of satisfying the Company's performance obligations, offset by revenues recognized that were included in the deferred revenue balance as of December 31, 2021.

The Company's payment terms vary by the type and location of customer and the products or services offered. The term between invoicing and when payment is due is typically 30 days. For certain individual customers and customer types, the Company generally requires payment before the services are delivered to the customer.

(in thousands)	December 31, 2021	Increase	Decrease *	December 31, 2022
Deferred revenue	$ 5,942	7,175	(5,942)	$ 7,175

* The amount disclosed in the decrease column reflects revenue that has been recorded during the year ended December 31, 2022.

(in thousands)	December 31, 2020	Increase	Decrease *	December 31, 2021
Deferred revenue	$ 3,127	5,942	(3,127)	$ 5,942

* The amount disclosed in the decrease column reflects revenue that has been recorded during the year ended December 31, 2021.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying amount of goodwill for each of the Company's operating segments for the years ended December 31, 2022 and 2021 is as follows (in thousands):

	December 31, 2020	Purchase Price Adjustments	Acquisitions	December 31, 2021	Purchase Price Adjustments	Additions From VIEs	December 31, 2022
Digital	$ 17,494	$ (1,822)	$ 15,487	$ 31,159	$ 1,907	$ 13,376	$ 46,442
Television	40,549	—	—	40,549	—	—	40,549
Audio	—	—	—	—	—	—	—
Consolidated	$ 58,043	$ (1,822)	$ 15,487	$ 71,708	$ 1,907	$ 13,376	$ 86,991

The composition of the Company's acquired intangible assets and the associated accumulated amortization as of December 31, 2022 and 2021 is as follows (in thousands):

	Weighted average remaining life in years	2022			2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:							
Television network affiliation agreements	5	$ 60,043	$ 54,755	$ 5,288	$ 60,043	$ 53,668	$ 6,375
Customer base	7	68,276	17,378	50,898	74,512	20,557	53,955
Pre-sold advertising contracts and other	5	9,484	3,859	5,625	34,166	30,462	3,704
Total assets subject to amortization:		$ 137,803	$ 75,992	$ 61,811	$ 168,721	$ 104,687	$ 64,034
Intangible assets not subject to amortization:							
FCC licenses and spectrum usage rights				207,453			209,053
Total intangible assets				$ 269,264			$ 273,087

The aggregate amount of amortization expense for the years ended December 31, 2022, 2021 and 2020 was approximately $10.7 million, $8.9 million and $4.0 million, respectively. Estimated amortization expense for the next five years and thereafter is as follows (in thousands):

Estimated Amortization Expense	Amount
2023	$ 11,014
2024	10,841
2025	9,791
2026	8,705
2027	5,820
Thereafter	15,640
Total	$ 61,811

Impairment

The Company has identified each of its three operating segments to be separate reporting units: digital, television, and audio (formerly radio). The carrying values of the reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

Goodwill and indefinite life intangibles are not amortized but are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. The annual testing date is October 1.

The Company conducted its annual review of the fair value of the digital reporting unit. As of the annual goodwill testing date, October 1, 2022, there was $46.2 million of goodwill in the digital reporting unit. Based on the assumptions and estimates in Note 2, the fair value of the digital reporting unit exceeded its carrying value by 65%, resulting in no impairment charge. The calculation of the fair value of the digital reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 1%, the fair value of the digital reporting unit would decrease by 4%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the digital reporting unit would decrease by 1%.

During the year ended December 31, 2021, the Company concluded that the digital reporting unit fair value exceeded its carrying value, resulting in no impairment charge.

During the year ended December 31, 2020, the Company concluded that the digital reporting unit carrying value exceeded its fair value, resulting in a goodwill impairment charge of $0.8 million.

The Company also conducted its annual review of the fair value of the television reporting unit. As of the annual goodwill testing date, October 1, 2022, there was $40.5 million of goodwill in the television reporting unit. Based on the assumptions and estimates in Note 2, the television reporting unit fair value exceeded its carrying value by 28%, resulting in no impairment charge in 2022. The calculation of the fair value of the reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 0.5%, the fair value of the television reporting unit would decrease by 3%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the television reporting unit would decrease by 2%.

During the years ended December 31, 2021 and 2020, the Company concluded that the television reporting unit fair value exceeded its carrying value, resulting in no impairment charge.

The Company did not have any goodwill in its audio reporting unit at December 31, 2022 and 2021.

The Company also conducted a review of the fair value of the television and radio FCC licenses in 2022 and 2021. The estimated fair value of indefinite life intangible assets is determined by an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the level of inherent risk. The income approach requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimates the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies. The Company estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions the Company makes about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

For the year ended December 31, 2022, the Company recorded impairment charges of FCC licenses in its television and audio reporting units in the amount of $0.9 million and $0.7 million, respectively.

For the year ended December 31, 2021, the Company recorded impairment charges of FCC licenses in its audio reporting unit in the amount of $0.1 million.

For the year ended December 31, 2020, the Company recorded impairment charges of FCC licenses in its television and audio reporting units in the amount of $23.5 million and $9.0 million, respectively.

For the year ended December 31, 2021, the Company recorded an impairment charge related to Intangibles subject to amortization of $1.3 million in its digital reporting unit to reflect the termination effective in June 2022 of an agreement with a media company for which we act as commercial partner. In addition, during the year ended December 31, 2021, the Company recorded an impairment charge related to Intangibles subject to amortization of $0.3 million and $1.3 million in its television and audio reporting units, respectively, to reflect the fair market value of assets held for sale.

For the year ended December 31, 2020, the Company recorded impairment charges related to Intangibles subject to amortization of $5.3 million, and property and equipment of $1.5 million.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2022 and 2021 consists of (in millions):

	Estimated useful life (years)	2022	2021
Buildings	40	$ 18.6	$ 18.6
Construction in progress	—	5.2	1.2
Transmission, studio and other broadcast equipment	5-15	152.7	158.4
Office and computer equipment	3-7	44.8	33.6
Transportation equipment	5	4.5	5.4
Leasehold improvements and land improvements	Lesser of lease life or useful life	22.0	21.2
		247.8	238.4
Less accumulated depreciation		194.4	183.9
		53.4	54.5
Land		8.0	8.0
		$ 61.4	$ 62.5

Depreciation expense was $14.9 million, $13.5 million, and $13.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As part of the FCC auction for broadcast spectrum that concluded in 2017, the FCC has reassigned some stations to new post-auction channels and will reimburse station owners for the cost of the relocation. The Company received notification from the FCC that 17 of its stations have been assigned to new channels with an estimated reimbursable cost of approximately $16.0 million. The Company recorded gains on involuntary conversion associated with the repack process of $0.2 million, $2.6 million and $5.9 million in 2022, 2021 and 2020, respectively, which are presented as other operating gain in the Consolidated Statements of Operations.

8. LEASES

The Company's leases are considered operating leases and primarily consist of real estate such as office space, broadcasting towers, land and land easements. A Right of Use ("ROU") asset and lease liability is recognized as of the lease commencement date based on the present value of the future minimum lease payments over the lease term. As the implicit rate for operating leases is not readily determinable, the future minimum lease payments were discounted using an incremental borrowing rate. Due to the Company's centralized treasury function, the Company applied a portfolio approach to discount its domestic lease obligations using its secured publicly traded U.S. dollar denominated debt instruments interpolating the duration of the debt to the remaining lease term. The incremental borrowing rate for international leases is the interest rate that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The operating leases are reflected within the consolidated balance sheet as Operating leases right of use asset with the related liability presented as Operating lease liabilities and Long-term operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term.

Generally, lease terms include options to renew or extend the lease. Unless the renewal option is considered reasonably certain, the exercise of any such options have been excluded from the calculation of lease liabilities. In addition, as permitted within the guidance, ROU assets and lease liabilities are not recorded for leases within an initial term of one year or less. The Company's existing leases have remaining terms of less than one year up to 28 years. Certain of the Company's lease agreements include rental payments based on changes in the consumer price index ("CPI"). Lease liabilities are not remeasured as a result of changes in the CPI; instead, changes in the CPI are treated as variable lease payments and recognized in the period in which the related obligation was incurred. Lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Certain real estate leases include additional costs such as common area maintenance (non-lease component), as well as property insurance and property taxes. These costs were excluded from future minimum lease payments as they are variable payments. As such, these costs were not part of the calculation of ROU assets and lease liabilities associated with operating leases upon transition.

The Company's corporate headquarters are located in Santa Monica, California. The Company leases approximately 16,000 square feet of space in the building housing its corporate headquarters under a lease that was most recently amended as of June 7, 2022. The lease, as amended, provides that the Company will relocate and expand its corporate headquarters within the same building to a space consisting of approximately 38,000 square feet, at which point the term of the lease will be extended until January 31, 2034.

The Company moved into temporary premises in December 2022 pending the build-out of the permanent premises and expects to complete its relocation into the permanent premises during the first half of 2023.

The Company also leases approximately 41,000 square feet of space in the building housing its radio network headquarters in Los Angeles, California. In 2021, the Company amended the lease to cease in September 2022 and paid a termination fee of approximately $0.4 million in 2022. The Company will continue to lease this space on a month-to-month basis and intends on relocating all of its personnel into its new, permanent premises in Santa Monica.

The types of properties required to support each of the Company's television and radio stations typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of the Company's office, studio and tower facilities are leased pursuant to non-cancelable long-term leases. The Company also owns the buildings and/or land used for office, studio and tower facilities at certain of its television and/or radio properties. The Company owns substantially all of the equipment used in its television and radio broadcasting business.

The following table summarizes the expected future payments related to lease liabilities as of December 31, 2022:

(in thousands)		
2023	$	7,801
2024		8,917
2025		8,537
2026		7,036
2027		5,327
2027 and thereafter		32,301
Total minimum payments	$	69,919
Less amounts representing interest		-18,289
Less amounts representing tenant improvement allowance		(3,909)
Present value of minimum lease payments		47,721
Less current operating lease liabilities		(5,570)
Long-term operating lease liabilities	$	42,151

The weighted average remaining lease term and the weighted average discount rate used to calculate the Company's lease liabilities as of December 31, 2022 were 8.8 years and 6.2%, respectively. The weighted average remaining lease term and the weighted average discount rate used to calculate the Company's lease liabilities as of December 31, 2021 were 9.8 years and 6.3%, respectively.

The following table summarizes lease payments and supplemental non-cash disclosures:

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Cash paid for amounts included in lease liabilities:			
Operating cash flows from operating leases	$ 9,680	$ 10,265	$ 12,049
Non-cash additions to operating lease assets	$ 31,125	$ 6,950	$ 2,593

The following table summarizes the components of lease expense:

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Operating lease cost	$ 9,203	$ 8,299	$ 9,891
Variable lease cost	1,143	1,469	672
Short-term lease cost	2,705	1,710	848
Total lease cost	$ 13,051	$ 11,478	$ 11,411

For the year ended December 31, 2022, lease cost of $6.0 million, $6.2 million and $0.9 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively. For the year ended December 31, 2021, lease cost of $6.1 million, $4.8 million and $0.6 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively. For the year ended December 31, 2020, lease cost of $5.9 million, $4.7 million and $0.8 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2022 and 2021 consist of (in millions):

	2022	2021
Accounts payable	$ 75.2	$ 58.8
Accrued payroll and compensated absences	15.6	12.3
Accrued bonuses	9.3	5.8
Professional fees	0.2	0.3
Deferred revenue	7.2	5.9
Accrued national representation fees	1.7	1.7
Income taxes payable	7.2	6.5
Other taxes payable	11.3	8.8
Amounts due under joint sales agreements	0.5	1.0
Accrued property taxes	2.0	1.7
Accrued capital expenditures	2.1	0.9
Accrued media costs – digital	62.1	50.0
Accrued contingent consideration	36.5	44.6
Other	6.5	14.4
	$ 237.4	$ 212.7

10. LONG TERM DEBT

Long-term debt as of December 31, 2022 and 2021 is summarized as follows (in millions):

	2022	2021
Term Loan B Facility	$ 209.3	$ 212.3
Other long term debt	4.5	-
Less current maturities	5.3	3.0
	208.5	209.3
Less unamortized debt issuance costs	1.2	1.9
	$ 207.3	$ 207.4

The scheduled maturities of long-term debt as of December 31, 2022 are as follows (in millions):

Year	Amount
2023	$ 5.3
2024	207.4
2025	1.1
2026	-
2027	-
Thereafter	-
	$ 213.8

2017 Credit Facility

On November 30, 2017 (the "Closing Date"), the Company entered into its 2017 Credit Facility pursuant to the 2017 Credit Agreement. The 2017 Credit Facility consists of a $300.0 million senior secured Term Loan B Facility (the "Term Loan B Facility"), which was drawn in full on the Closing Date. In addition, the 2017 Credit Facility provides that the Company may increase the aggregate principal amount of the 2017 Credit Facility by up to an additional $100.0 million plus the amount that would result in its first lien net leverage ratio (as such term is used in the 2017 Credit Agreement) not exceeding 4.0 to 1.0, subject to the Company satisfying certain conditions.

Borrowings under the Term Loan B Facility were used on the Closing Date (a) to repay in full all of the Company's and its subsidiaries' outstanding obligations under the Company's previous credit facility and to terminate the credit agreement relating thereto, (b) to pay fees and expenses in connection with the 2017 Credit Facility, and (c) for general corporate purposes.

The 2017 Credit Facility is guaranteed on a senior secured basis by certain of the Company's existing and future wholly-owned domestic subsidiaries, and is secured on a first priority basis by the Company's and those subsidiaries' assets.

The Company's borrowings under the 2017 Credit Facility bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to either: (i) the Eurodollar Rate (as defined in the 2017 Credit Agreement) plus 2.75%; or (ii) the Base Rate (as defined in the 2017 Credit Agreement) plus 1.75%. As of December 31, 2022, the interest rate on the Company's Term Loan B was 7.13%. The Term Loan B Facility expires on November 30, 2024 (the "Maturity Date").

The amounts outstanding under the 2017 Credit Facility may be prepaid at the Company's option without premium or penalty, provided that certain limitations are observed, and subject to customary breakage fees in connection with the prepayment of a LIBOR rate loan. The principal amount of the Term Loan B Facility shall be paid in installments on the dates and in the respective amounts set forth in the 2017 Credit Agreement, with the final balance due on the Maturity Date.

Subject to certain exceptions, the 2017 Credit Facility contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things:

- liens on the Company's property or assets;

- make certain investments;

- incur additional indebtedness;

- consummate any merger, dissolution, liquidation, consolidation or sale of substantially all assets;

- dispose of certain assets;

- make certain restricted payments;

- make certain acquisitions;

- enter into substantially different lines of business;

- enter into certain transactions with affiliates;

- use loan proceeds to purchase or carry margin stock or for any other prohibited purpose;

- change or amend the terms of the Company's organizational documents or the organization documents of certain restricted subsidiaries in a materially adverse way to the lenders, or change or amend the terms of certain indebtedness;

- enter into sale and leaseback transactions;

- make prepayments of any subordinated indebtedness, subject to certain conditions; and

- change the Company's fiscal year, or accounting policies or reporting practices.

The 2017 Credit Facility also provides for certain customary events of default, including the following:

- default for three (3) business days in the payment of interest on borrowings under the 2017 Credit Facility when due;

- default in payment when due of the principal amount of borrowings under the 2017 Credit Facility;

- failure by the Company or any subsidiary to comply with the negative covenants and certain other covenants relating to maintaining the legal existence of the Company and certain of its restricted subsidiaries and compliance with anti-corruption laws;

- failure by the Company or any subsidiary to comply with any of the other agreements in the 2017 Credit Agreement and related loan documents that continues for thirty (30) days (or ten (10) days in the case of failure to comply with covenants related to inspection rights of the administrative agent and lenders and permitted uses of proceeds from borrowings under the 2017 Credit Facility) after the Company's officers first become aware of such failure or first receive written notice of such failure from any lender;

- default in the payment of other indebtedness if the amount of such indebtedness aggregates to $15.0 million or more, or failure to comply with the terms of any agreements related to such indebtedness if the holder or holders of such indebtedness can cause such indebtedness to be declared due and payable;

- certain events of bankruptcy or insolvency with respect to the Company or any significant subsidiary;

- final judgment is entered against the Company or any restricted subsidiary in an aggregate amount over $15.0 million, and either enforcement proceedings are commenced by any creditor or there is a period of 30 consecutive days during which the judgment remains unpaid and no stay is in effect;

- any material provision of any agreement or instrument governing the 2017 Credit Facility ceases to be in full force and effect; and

- any revocation, termination, substantial and adverse modification, or refusal by final order to renew, any media license, or the requirement (by final non-appealable order) to sell a television or radio station, where any such event or failure is reasonably expected to have a material adverse effect.

The Term Loan B Facility does not contain any financial covenants. In connection with the Company entering into the 2017 Credit Agreement, the Company and its restricted subsidiaries also entered into a Security Agreement, pursuant to which the Company and all of the companies existing in future wholly-owned domestic subsidiaries each granted a first priority security interest in the collateral securing the 2017 Credit Facility for the benefit of the lenders under the 2017 Credit Facility.

The Company did not make prepayments in 2022 and 2021.

The 2017 Credit Agreement contains a covenant that the Company deliver its financial statements and certain other information for each fiscal year within 90 days after the end of each fiscal year.

On June 4, 2021, the Company entered into the Second Amendment (the "Amendment") to the 2017 Credit Agreement, by and among the Company, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders (collectively, the "Lenders"). The Amendment amends the 2017 Credit Agreement, primarily to permit additional investments in restricted subsidiaries that are not loan parties, and make certain changes to the definition of "Consolidated Net Income" for the purpose of calculating EBITDA as defined by the 2017 Credit Agreement. Pursuant to the Amendment, the Company agreed to pay to the Lenders consenting to the Amendment a fee equal to 0.375% of the aggregate principal amount of the outstanding loans held by such Lenders under the 2017 Credit Agreement as of June 4, 2021. This fee totaled approximately $0.6 million and will be amortized as interest expense over the remaining term of the Term Loan B.

The carrying amount of the Term Loan B Facility as of December 31, 2022 was $208.1 million, net of $1.2 million of unamortized debt issuance costs and original issue discount. The estimated fair value of the Term Loan B Facility as of December 31, 2022 was approximately $204.0 million. The estimated fair value is based on quoted prices in markets where trading occurs infrequently.

As of December 31, 2022, the Company believes that it is in compliance with all material covenants in the 2017 Credit Agreement.

11. FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures", defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with ASC 820, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date.

Level 2 – Assets and liabilities whose values are based on quoted prices for similar attributes in active markets; quoted prices in markets where trading occurs infrequently; and inputs other than quoted prices that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring and nonrecurring basis in the consolidated balance sheets (in millions):

	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurement Category			
December 31, 2022					
Recurring fair value measurements		Level 1	Level 2	Level 3	Total Gains (Losses)
Assets:					
Money market account	$ 1.4	$ 1.4	$ —	$ —	
Corporate bonds and notes	$ 44.5		$ 44.5	$	
Liabilities:					
Contingent consideration	$ 63.8	$ —	—	$ 63.8	
Nonrecurring fair value measurements:					
FCC licenses	$ 24.5	—	—	$ 24.5	$ (1.6)

	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurement Category			
December 31, 2021					
Recurring fair value measurements		Level 1	Level 2	Level 3	Total Gains (Losses)
Assets:					
Money market account	$ 88.3	$ 88.3	$ —	$ —	
Liabilities:					
Contingent consideration	$ 114.9	$ —	—	$ 114.9	
Nonrecurring fair value measurements:					
FCC licenses	$ 0.7	—	—	$ 0.7	$ (0.1)

The Company held investments in a money market fund, corporate bonds and notes. The majority of the carrying value of the corporate bonds and asset-backed securities held by the Company are investment grade.

The Company's money market account is comprised of cash and cash equivalents.

The Company's available for sale debt securities are comprised of corporate bonds and notes. These securities are valued using quoted prices for similar attributes in active markets (Level 2). Since these investments are classified as available for sale, they are recorded at their fair market value within Cash and cash equivalents and Marketable securities in the Consolidated Balance Sheets and their unrealized gains or losses are included in other comprehensive income. Realized gains and losses from the sale of available for sale securities are included in the Statements of Operations and were determined on a specific identification basis.

As of December 31, 2022, the following table summarizes the amortized cost and the unrealized (gains) losses of the available for sale securities (in thousands):

	Corporate Bonds and Notes	
	Amortized Cost	Unrealized gains (losses)
Due within a year	$ 20,802	$ (122)
Due after one year	24,560	(712)
Total	$ 45,362	$ (834)

The Company's available for sale debt securities are considered for credit losses under the guidance of Accounting Standards Update ("ASU") 2016-13, Financial Instruments—Credit Losses (Topic 326). As of December 31, 2022 and December 31, 2021, the Company determined that a credit loss allowance is not required.

Included in interest income for the years ended December 31, 2022, 2021 and 2020 was interest income related to the Company's available for sale securities of $2.1 million, 0.2 million and $1.7 million, respectively.

The fair value of the contingent consideration is related to the acquisitions of:

- the remaining 49% of the issued and outstanding shares of stock of a digital advertising solutions company that, together with its subsidiaries, does business under the name Cisneros Interactive;

- 100% of the issued and outstanding shares of stock of a digital advertising solutions company in Southeast Asia that, together with its subsidiaries, does business under the name MediaDonuts ; and

- 100% of the issued and outstanding shares of stock of a digital advertising solutions company headquartered in South Africa, that, together with its subsidiaries, does business under the name 365 Digital.

The fair value of the contingent consideration was estimated by applying the real options approach using level 3 inputs as further discussed in Note 3. The following table presents the changes in the contingent consideration (in millions):

| | Years Ended December 31, | |
	2022	2021
Beginning balance	$ 114.9	$ -
Additions from acquisitions		106.7
Payments to sellers	(65.3)	-
(Gain) loss recognized in earnings	14.2	8.2
Ending balance	$ 63.8	$ 114.9

12. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended December 31, 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Domestic	$ 14.2	$ 35.9	$ 2.0
Foreign	17.5	18.0	(1.9)
Income (loss) before provision for income taxes	$ 31.7	$ 53.9	$ 0.1

The provision (benefit) for income taxes from continuing operations for the years ended December 31, 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Current			
Federal	$ 8.6	$ 1.8	$ 1.2
State	1.4	1.9	(1.2)
Foreign	5.3	7.4	1.5
	$ 15.3	$ 11.1	$ 1.5
Deferred			
Federal	$ (1.6)	$ 9.6	$ 0.8
State	0.2	0.4	(1.0)
Foreign	(2.3)	(2.4)	0.2
	(3.7)	7.6	-
Total provision for taxes	$ 11.6	$ 18.7	$ 1.5

The income tax provision (benefit) differs from the amount of income tax determined by applying the Company's federal corporate income tax rate of 21% to pre-tax income for the years ended December 31, 2022, 2021 and 2020 due to the following (in millions):

	2022	2021	2020
Computed "expected" tax provision (benefit)	$ 6.7	$ 11.3	$ -
Change in income tax resulting from:			
State taxes, net of federal benefit	1.2	1.9	0.7
Change in fair value of earnout	3.3	2.7	-
Non-deductible executive compensation	2.1	1.2	0.4
Non-deductible expenses	0.5	0.2	0.2
Foreign GILTI income	1.6	4.1	0.1
Foreign Permanent Differences including U.S. GAAP to Statutory Differences	(1.6)	2.8	-
Foreign Non-Territorial Income	(4.5)	(6.9)	-
Foreign rate differential	0.7	-	-
State tax impact of previously deferred gain from FCC auction for broadcast spectrum	-	-	(2.5)
Transaction costs	0.1	0.2	0.1
Change in valuation allowance	2.9	0.2	1.7
Change in tax rate	(0.4)	(0.1)	0.5
Stock compensation	0.5	(0.8)	0.2
Change in unrecognized tax benefits	(2.3)	(0.3)	0.1
Impairment	-	-	0.2
Other	0.8	2.2	(0.2)
	$ 11.6	$ 18.7	$ 1.5

The components of the deferred tax assets and liabilities at December 31, 2022 and 2021 consist of the following (in millions):

	2022	2021
Deferred tax assets:		
Accrued expenses	$ 1.3	$ 1.9
Accounts receivable	2.6	1.5
Net operating loss carryforward	6.4	4.8
Stock-based compensation	2.1	1.4
Credits	-	-
Lease obligations	11.7	7.2
Other comprehensive income	0.3	0.4
Other	0.7	1.1
Total deferred tax assets	25.1	18.3
Valuation allowance	(4.9)	(1.9)
Net deferred tax assets	$ 20.2	$ 16.4
Deferred tax liabilities:		
Intangible assets	$ (69.5)	$ (70.3)
Property and equipment	(3.7)	(5.9)
Lease assets	(10.8)	(6.4)
Other	(1.2)	(0.5)
Total deferred tax liabilities	(85.2)	(83.1)
Net deferred tax liabilities	$ (65.0)	$ (66.7)

As of December 31, 2022, the Company has certain U.S. state and foreign net operating loss carryforwards of approximately $33.1 million, and $15.7 million, respectively, available to offset future taxable income. The state net operating loss carryforwards will expire during the years 2028 through 2038, to the extent they are not utilized. The foreign net operating loss carryforwards will expire during the years 2026 through 2037 in various jurisdictions, In various other jurisdiction, net operating loss carryforwards do not expire.

Utilization of the Company's state net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code (the "Code") or similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. As of December 31, 2022, the Company believes that utilization of its state net operating losses are not limited under any ownership change limitations provided under the Code or under similar state statutes.

Due to the enactment of Tax Cuts and Jobs Act ("the Tax Act") in December 2017, the Company is subject to a tax on global intangible low-taxed income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. Companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences including outside basis differences expected to reverse as GILTI. The Company has elected to account for GILTI as a period cost, and therefore has included GILTI expense in its effective tax rate calculation for the period.

The Company periodically evaluates the realizability of the deferred tax assets and, if it is determined that it is more likely than not that the deferred tax assets are realizable, adjusts the valuation allowance accordingly. Valuation allowances are established and maintained for deferred tax assets on a "more likely than not" threshold. The process of evaluating the need to maintain a valuation allowance for deferred tax assets is highly subjective and requires significant judgment. The Company has considered the following possible sources of taxable income when assessing the realization of the deferred tax assets: (1) future reversals of existing taxable temporary differences; (2) taxable income in prior carryback years; (3) future taxable income exclusive of reversing temporary differences and carryforwards; and (4) tax planning strategies. Based on the Company's analysis and a review of all positive and negative evidence such as historical operations, future projections of taxable income and tax planning strategies that are prudent and feasible, the Company determined that it was more likely than not that its deferred tax assets would be realized for all jurisdictions with the exception of the Company's digital operations located in Spain, Israel, Uruguay , Panama, Mexico, Argentina, Thailand and Ghana. As a result of recurring losses from the digital operations in Spain, Israel, Uruguay, Panama, Mexico, Argentina, Thailand and Ghana, the Company has determined that it is more likely than not that deferred tax assets of approximately $4.4 million at December 31, 2022 will not be realized and therefore the Company has established a valuation allowance on those assets. In addition, the Company has determined that it is more likely than not its foreign tax credits carryovers of $0.5 million generated for 2022 and previous years will not be utilized and accordingly has recorded a valuation allowance of $0.5 million on them.

The Company addresses uncertainty in tax positions according to the provisions of ASC 740, "Income Taxes", which clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

	Amount
Balance at December 31, 2020	$ 4.3
Lapse of statute	(3.6)
Interest accrued	0.1
Increase in balances related to prior year tax positions	2.4
Balance at December 31, 2021	$ 3.2
Decrease in balances related to prior year tax positions	(2.1)
Interest accrued	0.6
Increase in balances related to prior year tax positions	1.2
Balance at December 31, 2022	$ 2.9

As of December 31, 2022, the Company had $2.9 million of gross unrecognized tax benefits for uncertain tax positions, of which $2.1 million would affect the effective tax rate if recognized.

As of December 31, 2022, the Company does not anticipate that the amount of unrecognized tax benefits to decrease within the next 12 months.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2022, the Company had $0.5 million of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States, various states and various foreign jurisdictions. The tax years 2019 to 2021 and 2018 to 2021 remain open to examination by federal and state taxing jurisdictions, respectively. For foreign jurisdictions, the tax years 2009 to 2021 may remain open to examination by certain foreign jurisdictions.

The Company intends to indefinitely reinvest its unremitted earnings in its foreign subsidiaries except for our Uruguay subsidiary Tirkel S.A., and accordingly has provided a deferred tax liability of $0.6 million on those earnings. The Company has not determined at this time an estimate of total amount of other entities unremitted earnings, as it is not practical at this time.

13. COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable agreements with certain media research and ratings providers, expiring at various dates through December 2026, to provide television and radio audience measurement services. Pursuant to these agreements, as of December 31, 2022, the Company is obligated to pay these providers a total of approximately $7.4 million. In addition, as of December 31, 2022, the Company has commitments consist primarily of obligations for software licenses utilized by the Company's sales team of approximately $3.9 million. The 2023 and 2024 annual commitments total approximately $8.1 million and $2.1 million, respectively. The annual commitments beyond 2024 total approximately $1.2 million.

14. STOCKHOLDERS' EQUITY

The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes both common and preferred stock.

Common Stock

The Company's common stock has three classes, identified as Class A common stock, Class B common stock and Class U common stock. The Class A common stock and Class B common stock have similar rights and privileges, except that the Class B common stock is entitled to ten votes per share as compared to one vote per share for the Class A common stock. Each share of Class B common stock is convertible at the holder's option into one fully paid and non-assessable share of Class A common stock and is required to be converted into one share of Class A common stock upon the occurrence of certain events as defined in the Certificate of Incorporation.

The requirement for the mandatory conversion of all outstanding shares of Class B common stock to be converted into shares of Class A common stock was met upon the passing of the Company's late Chief Executive Officer, Walter F. Ulloa, in 2022. No shares of Class B common stock are currently outstanding and no new shares of Class B common stock are expected to be issued in the future.

The Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of the Company's issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, the Company may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate the Company or dispose of any interest in any Federal Communications Commission, or FCC, license with respect to television stations which are affiliates of TelevisaUnivision, among other things. Class U Common stock is entitled to dividends as and when declared on common stock.

During the year ended December 31, 2022, the Company paid cash dividends totaling $0.10 per share, or $8.5 million in the aggregate, on all shares of Class A, Class B and Class U common stock. During the year ended December 31, 2021, the Company paid cash dividends totaling $0.10 per share, or $8.5 million in the aggregate, on all shares of Class A, Class B and Class U common stock. During the year ended December 31, 2020, the Company paid cash dividends totaling $0.13 per share, or $10.5 million in the aggregate, on all shares of Class A, Class B, and Class U common stock.

Preferred Stock

As of December 31, 2022 and 2021, there were no shares of any series of preferred stock issued and outstanding.

Treasury Stock

On March 1, 2022, the Company's Board of Directors approved a share repurchase of up to $20 million of the Company's common stock. Under this share repurchase program, the Company is authorized to purchase shares of its common stock from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors. On the same date, the Board terminated the Company's previous share repurchase program of up to $45 million of the Company's common stock.

During the year ended December 31, 2022, the Company has repurchased a total of 1.8 million shares of its Class A common stock under the new share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43. The Company did not repurchase any shares during the year ended December 31, 2021. The Company repurchased 0.3 million shares of Class A common stock at an average price of $2.02, for an aggregate purchase price per share of approximately $0.5 million, during the year ended December 31, 2020. All repurchased shares were retired as of December 31, 2022.

Treasury stock is included as a deduction from equity in the Stockholders' Equity section of the consolidated balance sheets. Shares repurchased pursuant to the Company's share repurchase program are retired during the same calendar year.

15. EQUITY INCENTIVE PLANS

In May 2004, the Company adopted its 2004 Equity Incentive Plan ("2004 Plan"), which replaced its 2000 Omnibus Equity Incentive Plan ("2000 Plan"). The 2000 Plan had allowed for the award of up to 11,500,000 shares of Class A common stock. The 2004 Plan, as originally adopted, allowed for the award of up to 10,000,000 shares of Class A common stock, plus any grants remaining available at its adoption date under the 2000 Plan. Awards under the 2004 Plan may be in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or restricted stock units. The 2004 Plan is administered by a committee appointed by the Board. This committee determines the type, number, vesting requirements and other features and conditions of such awards. Generally, stock options granted from the 2000 Plan have a contractual term of ten years from the date of the grant and vest over four or five years and stock options granted from the 2004 Plan have a contractual term of ten years from the date of the grant and vest over four years.

The 2004 Plan was amended by the Compensation Committee effective July 13, 2006 to (i) eliminate automatic option grants for non-employee directors, making any grants to such directors discretionary by the Compensation Committee and (ii) eliminate the three-year minimum vesting period for performance-based restricted stock and restricted stock units, making the vesting period for such grants discretionary by the Compensation Committee.

The 2004 Plan was further amended by the Board of Directors on April 28, 2014, and approved by the stockholders at the 2014 annual meeting of stockholders on May 29, 2014, to extend the term of the 2004 Plan until May 29, 2024.

The 2004 Plan was further amended by the Board of Directors effective April 29, 2021, and approved by the stockholders at the 2021 annual meeting of stockholders on May 27, 2021, to increase the number of shares of Class A common stock issuable under the 2004 Plan by 8,000,000 shares, for a total of 18,000,000 shares issuable thereunder.

The Company has issued stock options and restricted stock units to various employees and non-employee directors of the Company in addition to non-employee service providers under both the 2004 Plan and the 2000 Plan. As of December 31, 2022, there were approximately 6.2 million securities remaining available for future issuance under equity compensation plans.

Stock Options

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. Stock-based compensation expense related to stock options is based on the fair value on the date of grant and is amortized over the vesting period, generally between 1 to 4 years. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of stock options granted is based on historical contractual life and the vesting data of the stock options. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

There were no stock options granted during the years ended December 31, 2022, 2021, and 2020.

The following is a summary of stock option activity: (in thousands, except exercise price data and contractual life data):

Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	944	$ 2.20		$ 627
Exercised	(10)	1.92		11
Forfeited or cancelled	(50)	2.87		
Outstanding at December 31, 2020	884	2.17		722
Exercised	(533)	2.09		1,559
Forfeited or cancelled	-	-		
Outstanding at December 31, 2021	351	2.28		1,577
Exercised	(91)	1.71		381
Forfeited or cancelled	-	-		
Outstanding at December 31, 2022	260	2.48	0.19	605
Vested and Exercisable at December 31, 2022	260	2.48	0.19	605

There was no stock-based compensation expense related to the Company's employee stock options for the years ended December 31, 2022, 2021 and 2020.

Restricted Stock and Restricted Stock Units

The following is a summary of non-vested restricted stock and restricted stock units activity: (in thousands, except grant date fair value data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2019	2,256	$ 3.64
Granted	2,623	2.96
Vested	(1,427)	3.63
Forfeited or cancelled	(81)	3.15
Nonvested balance at December 31, 2020	3,371	3.12
Granted	3,200	6.49
Vested	(1,926)	4.35
Forfeited or cancelled	(115)	3.03
Nonvested balance at December 31, 2021	4,530	5.00
Granted	3,555	5.43
Vested	(3,491)	5.10
Forfeited or cancelled	(151)	5.35
Nonvested balance at December 31, 2022	4,443	5.26

Stock-based compensation expense related to grants of restricted stock and restricted stock units was $20.0 million, $9.6 million and $5.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, there was approximately $13.0 million of total unrecognized compensation expense related to grants of restricted stock and restricted stock units that is expected to be recognized over a weighted-average period of 1.8 years.

The fair value of shares vested related to grants of restricted stock and restricted stock units was $18.1 million, $8.7 million, and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company's restricted stock units are net settled by withholding shares of the Company's common stock to cover minimum statutory incomes taxes and remitting the remaining shares of the Company's common stock to an individual's brokerage account. Authorized shares of the Company's common stock are used to settle restricted stock units.

16. RELATED-PARTY TRANSACTIONS

Substantially all of the Company's television stations are Univision- or UniMás-affiliated television stations. The network affiliation agreement with TelevisaUnivision provides certain of the Company's owned stations the exclusive right to broadcast TelvisaUnivision's primary Univision network and UniMás network programming in their respective markets. Under the network affiliation agreement, the Company retains the right to sell no less than four minutes per hour of the available advertising time on stations that broadcast Univision network programming, and the right to sell approximately four and a half minutes per hour of the available advertising time on stations that broadcast UniMás network programming, subject to adjustment from time to time by TelevisaUnivision.

Under the network affiliation agreement, TelevisaUnivision acts as the Company's exclusive third-party sales representative for the sale of certain national advertising on the Univision- and UniMás-affiliate television stations, and the Company pays certain sales representation fees to TelevisaUnivision relating to sales of all advertising for broadcast on its Univision- and UniMás-affiliate television stations.

The Company also generates revenue under two marketing and sales agreements with TelevisaUnivision, which give it the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in three markets – Albuquerque, Boston and Denver.

At December 31, 2022, TelevisaUnivision owns approximately 11% of the Company's common stock on a fully-converted basis.

The Company's Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of the Company's issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, the Company may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate the Company or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things.

On October 2, 2017, the Company entered into the current affiliation agreement which superseded and replaced its prior affiliation agreements with TelevisaUnivision. Additionally, on the same date, the Company entered into a proxy agreement and marketing and sales agreement with TelevisaUnivision, each of which superseded and replaced the prior comparable agreements with TelevisaUnivision. The term of each of these current agreements expires on December 31, 2026 for all of the Company's Univision and UniMás network affiliate stations, except that each current agreement expired on December 31, 2021 with respect to the Company's Univision and UniMás network affiliate stations in Orlando, Tampa and Washington, D.C. Among other things, the proxy agreement provides terms relating to compensation to be paid to the Company by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs. During the years ended December 31, 2022, 2021 and 2020, retransmission consent revenue accounted for approximately $36.0 million, $37.0 million and $36.8 million, respectively, of which $24.9 million, $25.9 million and $26.8 million, respectively, relate to the TelevisaUnivision proxy agreement. The term of the proxy agreement extends with respect to any MVPD for the length of the term of any retransmission consent agreement in effect before the expiration of the proxy agreement.

The following tables reflect the related-party balances with TelevisaUnivision and other related parties (in thousands):

	Univision		Other		Total	
	2022	2021	2022	2021	2022	2021
Trade receivables	$ 5,814	$ 8,162	$ —	$ —	$ 5,814	$ 8,162
Other current assets	—	—	274	274	274	274
Intangible assets subject to amortization, net (2)	3,714	4,642	—	—	3,714	4,642
Accounts payable	1,097	1,802	118	118	1,215	1,920

	Univision		
	2022	2021	2020
Direct operating expenses (1)	$ 8,095	$ 8,412	$ 9,063
Amortization	928	1,228	1,228

---

(1)   Consists of national representation fees paid to TelevisaUnivision.

(2)   Consists of intangible rights originally acquired from TelevisaUnivision.

In addition, the Company also had accounts receivable from third parties in connection with a joint sales agreement between the Company and TelevisaUnivision. As of December 31, 2022 and 2021 these balances totaled $0.5 million and $3.8 million, respectively.

In May 2007, the Company entered into an affiliation agreement with LATV Networks, LLC ("LATV"). Pursuant to the affiliation agreement, the Company will broadcast programming provided to the Company by LATV on one of the digital multicast channels of certain of the Company's television stations. Under the affiliation agreement, there are no fees paid for the carriage of programming, and the Company generally retains the right to sell approximately five minutes per hour of available advertising time. Since July 2022, the Company owns 15% of the stock of LATV. The Company believes that LATV is majority owned and controlled by the family of Walter F. Ulloa, the Company's late Chief Executive Officer, who died on December 31, 2022.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, the cumulative gains and losses of derivative instruments that qualify as cash flow hedges, and the cumulative unrealized gains and losses of marketable securities. The following table provides a roll forward of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Foreign Currency Translation		Marketable Securities		Total	
Accumulated other comprehensive income (loss) as of January 1, 2020	$	(562)	$	431	$	(131)
Other comprehensive income (loss)	$	(922)	$	(25)	$	(947)
Income tax (expense) benefit	$	—	$	22	$	22
Other comprehensive income (loss), net of tax	$	(922)	$	(3)	$	(925)
Accumulated other comprehensive income (loss) as of December 31, 2020	$	(1,484)	$	428	$	(1,056)
Other comprehensive income (loss)	$	184	$	(113)	$	71
Income tax (expense) benefit	$	—	$	8	$	8
Other comprehensive income (loss), net of tax	$	184	$	(105)	$	79
Accumulated other comprehensive income (loss) as of December 31, 2021	$	(1,300)	$	323	$	(977)
Other comprehensive income (loss)	$	(45)	$	(1,353)	$	(1,398)
Income tax (expense) benefit	$	—	$	454	$	454
Amounts reclassified from AOCI	$	—	$	532	$	532
Income tax (expense) benefit	$	—	$	(121)	$	(121)
Other comprehensive income (loss), net of tax	$	(45)	$	(488)	$	(533)
Accumulated other comprehensive income (loss) as of December 31, 2022	$	(1,345)	$	(165)	$	(1,510)

18. LITIGATION

The Company is subject to various outstanding claims and other legal proceedings that may arise in the ordinary course of business. In the opinion of management, any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations or cash flows of the Company.

19. SEGMENT DATA

The Company's management has determined that the Company operates in three reportable segments as of December 31, 2022, based upon the type of advertising medium, which segments are digital, television and audio (formerly radio). The Company's segments results reflect information presented on the same basis that is used for internal management reporting and it is also how the chief operating decision maker evaluates the business.

Digital

The Company's digital segment, whose operations are located in Latin America, Europe, the United States, Asia and Africa, reaches a global market, with a focus on advertisers in emerging economies that wish to advertise on digital platforms owned and operated primarily by global media companies.

The Company provides digital end-to-end advertising solutions that allow advertisers to reach online users worldwide. These solutions are comprised of four business units:

- the Company's digital commercial partnerships business;

- Smadex, the Company's programmatic ad purchasing platform;

- the Company's mobile growth solutions business; and

- the Company's digital audio business.

Through the Company's digital commercial partnerships business – the largest of its digital business units – the Company acts as an intermediary between primarily global media companies and advertising customers or their ad agencies. The global media companies represented by the Company include Meta (formerly known as Facebook Inc.), Spotify, ByteDance and Twitter, as well as other media companies, in more than 30 countries throughout the world. The Company's dedicated local sales teams sell advertising space on these and other media companies' digital platforms to its advertising customers or their ad agencies for the placement of ads directed to online users of a wide range of Internet-connected devices. The Company also provides some of its advertising customers billing, technological and other support, including strategic marketing and training, which it refers to as managed services.

Smadex is the Company's programmatic ad purchasing platform, on which advertisers can purchase ad inventory. This practice – the purchase and sale of advertising inventory electronically – is referred to in the Company's industry as programmatic advertising. Smadex is also a "demand-side" platform, which allows advertisers to purchase space from online marketplaces on which media companies list their advertising inventory. Most advertisements acquired through Smadex are placed on mobile devices, but they may also be placed on computers and other Internet-connected devices. The Company also provides managed services to some of its advertising customers in connection with their use of its Smadex platform.

The Company also offers a mobile growth solutions business, which provides managed services to advertisers looking to connect with consumers, primarily on mobile devices. This business allows the Company to manage programmatic media buys for its advertising customers or their ad agencies through multiple ad purchasing platforms in real time across multiple channels.

The Company's digital audio business provides digital audio advertising solutions for advertisers in the Americas. The Company's advertising customers and their ad agencies use these solutions to promote their brands on online audio streams, and provides them with tools to target specific users by demographic and geographic categories.

Television

The Company's television operations reach and engage U.S. Hispanics in the United States. The Company owns and/or operates 49 primary television stations located primarily in California, Colorado, Connecticut, Florida, Kansas, Massachusetts, Nevada, New Mexico, Texas and Washington, D.C. The Company generates revenue from advertising, retransmission consent agreements and the monetization of spectrum usage rights in these markets.

Audio

The Company's audio operations reach and engage U.S. Hispanics in the United States. The Company owns and operates 45 radio stations (37 FM and 8 AM) located primarily in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas.

Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, change in fair value of contingent consideration, impairment charge, other operating (gain) loss, and foreign currency (gain) loss. The Company generated 74%, 69% and 36% and of its revenue outside the United States during the years ended December 31, 2022, 2021 and 2020, respectively (see Note 5).

The accounting policies applied to determine the segment information are generally the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates the performance of its operating segments based on separate financial data for each operating segment as provided below (in thousands):

	Years Ended December 31,			% Change 2022 to 2021	% Change 2021 to 2020
	2022	2021	2020		
Net Revenue					
Digital	$ 747,103	$ 555,338	$ 143,309	35%	288%
Television	144,730	146,839	154,456	(1)%	(5)%
Audio	64,376	58,015	46,261	11%	25%
Consolidated	956,209	760,192	344,026	26%	121%
Cost of revenue - digital	623,916	466,517	106,928	34%	336%
Direct operating expenses					
Digital	32,518	25,481	15,227	28%	67%
Television	61,301	63,016	61,145	(3)%	3%
Audio	28,792	27,952	28,537	3%	(2)%
Consolidated	122,611	116,449	104,909	5%	11%
Selling, general and administrative expenses					
Digital	41,612	26,123	15,404	59%	70%
Television	20,657	18,381	19,748	12%	(7)%
Audio	12,896	12,081	13,252	7%	(9)%
Consolidated	75,165	56,585	48,404	33%	17%
Depreciation and amortization					
Digital	12,148	8,377	2,561	45%	227%
Television	11,126	12,477	12,918	(11)%	(3)%
Audio	2,423	1,566	1,803	55%	(13)%
Consolidated	25,697	22,420	17,282	15%	30%
Segment operating profit (loss)					
Digital	36,909	28,840	3,189	28%	804%
Television	51,646	52,965	60,645	(2)%	(13)%
Audio	20,265	16,416	2,669	23%	515%
Consolidated	108,820	98,221	66,503	11%	48%
Corporate expenses	49,404	32,993	27,807	50%	19%
Change in fair value of contingent consideration	14,210	8,224	—	73%	*
Impairment charge	1,600	3,023	40,035	(47)%	(92)%
Foreign currency (gain) loss	2,972	508	(1,052)	485%	*
Other operating (gain) loss	382	(6,998)	(6,895)	*	1%
Operating income (loss)	$ 40,252	$ 60,471	$ 6,608	(33)%	815%
Capital expenditures					
Digital	$ 6,186	$ 2,073	$ 1,659		
Television	5,887	2,833	7,184		
Audio	561	705	641		
Consolidated	$ 12,634	$ 5,611	$ 9,484		
Total assets					
Digital	$ 408,027	$ 309,347	$ 196,020		
Television	363,904	433,303	425,899		
Audio	108,910	108,692	125,426		
Consolidated	$ 880,841	$ 851,342	$ 747,345		

ENTRAVISION COMMUNICATIONS CORPORATION

SCHEDULE II – CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period		Charged / (Credited) to Expense		Other Adjustments (1)		Deductions		Balance at End of Period	
Allowance for doubtful accounts										
Year ended December 31, 2022	$	6,398	$	3,436	$	81	$	(3,343)	$	6,572
Year ended December 31, 2021	$	3,790	$	3,469	$	67	$	(928)	$	6,398
Year ended December 31, 2020	$	2,890	$	2,452	$	(59)	$	(1,493)	$	3,790

(1)   Other adjustments represent recoveries and increases in the allowance for doubtful accounts.

OFFICERS

Christopher T. Young
Interim Chief Executive Officer
and Chief Financial Officer

Jeffery A. Liberman
President and Chief Operating Officer

Karl A. Meyer
Chief Revenue Officer

Juan Saldívar von Wuthenau
Chief Digital, Strategy and Accountability Officer

DIRECTORS

Paul Anton Zevnik
Interim Chair
Partner, Morgan, Lewis & Bockius LLP

Gilbert R. Vasquez, CPA
Managing Partner, Vasquez + Company LLP

Patricia Diaz Dennis
Senior Vice President & Assistant General Counsel,
AT&T (Ret.)

Juan Saldívar von Wuthenau
Chief Digital, Strategy and Accountability Officer

Martha Elena Diaz
President, Editorial Televisa, a subsidiary of Televisa
Corporación (Ret.)

Fehmi Zeko
Senior Partner, CDX Advisors

PRESS RELEASE INFORMATION

Press release and other information are available on the Internet at our website at www.entravision.com.

Our press releases are also available through our corporate office by calling (310) 447-3870.

ADDITIONAL INFORMATION

We file periodic reports with the Securities and Exchange Commission that contain additional information about the company.

ANNUAL REPORT ON FORM 10-K

You can obtain a copy of our annual report on Form 10-K filed with the Securities and Exchange Commission free of charge from our website, www.entravision.com, or at https://investor.entravision.com/sec-filings/annual-reports-proxy-materials/default.aspx, or by writing to us at our principal executive office at 2425 Olympic Blvd., Suite 6000 West, Santa Monica, California 90404, Attention: Secretary.

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, certain statements contained in this Annual Report are forward-looking in nature. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge and about our business and operations, there can be no assurance that actual results will not differ materially from expectations. We do not intend to update these forward-looking statements.

COMMON STOCK

Stock Symbol: EVC
Listed: The New York Stock Exchange

TRANSFER AGENT

Computershare
150 Royall St Suite 100
Canton, MA 02021

Telephone Number: (800) 522-6645
TDD for Hearing Impaired: (877) 373-6374
Foreign Stockholders: (732) 563-7304

Shareholder correspondence should be mailed to:
Computershare
PO Box 43078
Providence, RI 02940

Overnight correspondence should be sent to:
Computershare
150 Royall St Suite 100
Canton, MA 02021

Shareholder website: www.computershare.com/investor
Shareholder online inquiries: https://www-us.computershare.com/investor/Contact

CERTIFICATIONS

Christopher T. Young has provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2022.

As required by The New York Stock Exchange (NYSE), on June 17, 2022, Walter F. Ulloa, our late Chief Executive Officer, submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

ANNUAL MEETING OF STOCKHOLDERS

Thursday, June 8, 2023
The meeting will be conducted as a virtual-only meeting. There will be no physical location for the meeting. Stockholders of record can access the meeting at meetnow.global/MK9TQS6, plus the unique control number issued to them.
(310) 447-3870

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
555 West 5th Street, Suite 2700
Los Angeles, CA 90013
(213) 688-0800



entravision.com